08049132

CapLease
*The Net Lease Company*



# STORY OF STABILITY

Sustainable Returns Through Quality Real Estate Investments

Received SEC
APR 29 2008
Washington, DC 20549

B
PROCESSED
MAY 14 2008
THOMSON REUTERS

2007 Annual Report

## BUILDING SUSTAINABLE RETURNS THROUGH HIGH QUALITY INVESTMENTS.

CapLease is a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus primarily on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property (such as utilities, taxes, insurance, and routine maintenance) during the lease term

## OUR CORE BUSINESS STRATEGIES:

- **Investing in High Credit Quality Cash Flows.**
  We invest primarily in owned real properties and real estate loans where the underlying tenant is a high credit quality large public company or its significant operating subsidiary.

- **Flexible Investment Approach.**
  We invest at all levels of the single tenant property capital structure - equity, debt, mezzanine - but remain flexible within that structure, investing where we see the greatest market opportunity to earn attractive returns.

- **Long-Term Assets Held for Investment.**
  We invest in commercial real estate assets subject to long-term leases. As of December 31, 2007, the weighted average underlying tenant remaining lease term on our portfolio was approximately 11 years.

- **Stringent Underwriting Process.**
  We maintain a comprehensive underwriting and due diligence process that is overseen by our seven-membe investment committee that reviews and approves each transaction prior to funding.

- **Finance with Long-Term Fixed Rate Debt.**
  We borrow against, or finance, our assets on the balan sheet with long-term fixed rate debt, effectively lockin in the spread we expect to generate on our assets.

**REVENUES**

*(in millions)*



$172
$125
$73
$21
2004
2005
2006
2007


**TOTAL INVESTMENTS**

*(in billions)*



$2.1
$1.6
$1.2
$0.49
2004
2005
2006
2007


**FUNDS FROM OPERATIONS(1)**

*(per share)*



$1.03
$0.93
$0.57
$0.12
2004
2005
2006
2007


*(1) We use the NAREIT definition for FFO, which for us means net income allocable to common stockholders (in accordance with GAAP) plus depreciation and amortization and minority interest in our operating partnership. For a reconciliation of 2007 FFO to net income, see the attached Form 10-K in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."*

ACHIEVEMENTS IN 2007

# CapLease's rapidly growing portfolio totaled approximately $2.1 billion at the end of 2007, consisting of approximately 78% owned properties and 22% loans and other debt investments.

RESULTS
- Grew portfolio 32% to $2.1 billion
- Revenues rose 38% to $172.2 million
- FFO per share rose 11% to $1.03

DEMONSTRATED ACCESS TO CAPITAL
- Raised $111 million in second follow-on common stock offering
- Issued $75 million of 7.5% convertible senior notes

FINANCINGS
- Obtained $326 million of long-term secured financing
- Renewed $250 million warehouse facility

BALANCE SHEET/LIQUIDITY
- Solid liquidity position
- Reduced short-term borrowings by over $160 million since August



Cadbury Schweppes - Whippany, NJ

## CONTENTS

## Dear Stockholder:

## In my letter to you last year I wrote the following:

## "We also all know that storms in the financial markets and the economy can arise seemingly out of nowhere and have long-lasting effects. We have built the CapLease portfolio and business model to not only weather these inevitable storms, but to flourish."

As I look at these words in mid-April 2008, I am tempted to take credit for my uncanny ability to see so clearly into the future. The fact is, however, that "seemingly out of nowhere" is the key phrase. No one could have known that in less than 12 months, vague concerns about the subprime mortgage markets would give way to the full-blown financial crisis that has overwhelmed a venerable Wall Street institution in Bear Stearns, effectively shut down all types of real estate and asset-backed structured finance, and has led the Federal Reserve to take its most aggressive action since the Great Depression to stabilize the financial markets. It is hard to accurately describe the titanic shifts we have seen over the past year without sounding apocalyptic, so I will move on for the moment.

While no one could have foreseen the events described above, the second sentence of my excerpt from last year's letter remains dead on point. The portfolio of exceptionally high quality assets we have built at CapLease, including the $480 million of assets we added in 2007, provides a solid bulwark against the volatility and uncertainty of today's economic environment. Our operating expenses and dividend are covered by the exceptionally high quality, invest-


Nestlé

## Nestlé Holdings, Inc.

DISTRIBUTION CENTER - ALLENTOWN, PA

- 1,021,036 square feet
- $74 million purchase price
- 16 year original lease term, with expiration in 2012
- Tenant pays all property operating costs including taxes, insurance, utilities, and maintenance
- State-of-the-art, rail-served distribution facility serving Nestlé operations located in the Northeast and Mid-Atlantic states

ment grade portfolio we have built since our 2004 IPO. This portfolio also provides a solid foundation for future growth once the markets stabilize.

Despite the dramatic changes in the market in recent months, our core business philosophy remains unchanged: we seek out secure investments in diversified, well located, single tenant real estate that will provide predictable cash flows from high quality tenants regardless of market conditions. In this effort, we have been singularly successful. At year-end 2007, our $2.1 billion portfolio had grown by roughly 32% compared with 2006. But more important than the size of our portfolio is its credit quality, as credit matters now more than ever. The tenants occupying our properties have an average credit rating of A-. Even better, the average credit rating of our top 10 tenants, which collectively make up about 50% of the overall portfolio, is a very solid A+. In addition to this high credit quality, the transparency of our tenant base is also important. For the most part, the tenants that pay the rent in the buildings we own are either U.S. federal government entities or very large, well understood, publicly traded American and international corporations. In addition to the U.S. government, our large tenants include Nestlé Holdings, Inc.; TJX Companies, Inc.; The Kroger Co.; Lowe's Companies, Inc.; and CVS Corporation, just to name a few. Overall, we have 33 different tenants occupying more than 10 million square feet in 62 buildings, located primarily in major real estate markets across the country, with a total occupancy rate of 99.9%.

**EARNINGS GROWTH AND STABLE DIVIDENDS.**
At year-end, the portfolio was roughly 78% invested in the direct ownership of net lease properties, up from about 71% at year-end 2006. The average remaining lease term on our owned properties was about nine years. The remainder of the portfolio consists primarily of real estate loans and commercial mortgage-backed securities. The vast majority of our loan portfolio is comprised of assets that are themselves backed by net lease properties with investment grade tenants. This loan portfolio has a weighted average underlying tenant credit rating of BBB+ and a remaining lease term on the underlying leases of roughly 19 years.

This large and diverse tenant base continues to drive revenue and earnings growth. Last year, our revenues grew 38% to more than $172 million. Funds from operations (FFO) – the widely followed measure of an equity REIT's performance – grew 11% to $1.03 per share, while the total common share count rose roughly 30%. The excep-

**THE PORTFOLIO OF EXCEPTIONALLY HIGH QUALITY ASSETS WE HAVE BUILT AT CAPLEASE, INCLUDING THE $480 MILLION OF ASSETS WE ADDED IN 2007, PROVIDES A SOLID BULWARK AGAINST TODAY'S VOLATILE AND UNCERTAIN ECONOMIC ENVIRONMENT.**

**PORTFOLIO MAKEUP**

| *(in billions)* | 2004 | 2005 | 2006 | 2007 |
|---|---|---|---|---|
| ■ Owned Properties | $0.19 | $0.76 | $1.15 | $1.65 |
| ■ Debt Investments | $0.30 | $0.44 | $0.46 | $0.47 |
| **Total Investments** | **$0.49** | **$1.2** | **$1.6** | **$2.1** |


$0.49
39%
61%
2004
$1.2
64%
36%
2005
$1.6
71%
29%
2006
$2.1
78%
22%
2007

| TOP 10 TENANTS OR GUARANTORS[1] | RATING[2] | INVESTMENT | % OF TOTAL |
|---|---|---|---|
| US Government | AAA | $219,372,842 | 10.3% |
| Nestlé Holdings, Inc. | AA | $198,225,166 | 9.3% |
| TJX Companies, Inc. | A | $93,016,336 | 4.4% |
| Lowe's Companies, Inc. | A+ | $88,509,043 | 4.2% |
| The Kroger Co. | BBB- | $87,881,888 | 4.1% |
| Aon Corporation | BBB+ | $86,821,450 | 4.1% |
| Tiffany & Co. | A- | $77,640,115 | 3.7% |
| Koninklijke Ahold, N.V. | BBB- | $76,980,538 | 3.6% |
| AMVESCAP PLC | BBB+ | $69,413,044 | 3.3% |
| CVS Corporation | BBB+ | $62,423,759 | 2.9% |
| **Weighted Average/Total** | **A+** | **$1,060,284,182** | **50.0%** |

*(1) Includes owned properties and debt investments*

*(2) Reflects actual or implied S&P rating as of December 31, 2007*

**DIVERSE PORTFOLIO OF OWNED PROPERTIES**


1%
5%
50%
11%
13%
20%
1%
50% Office
20% Warehouse
13% GSA (US Government)
11% Retail
5% Office/Warehouse
1% Industrial
1% Other

tional quality of our assets enabled us to successfully raise additional capital during the year through a $111 million common stock offering and a $75 million convertible debt offering, and to obtain $326 million in long-term fixed rate financing on our assets.

Almost as important as earnings growth is dividend stability. We look very good in this area as well, with our dividend at a currently very attractive 9.7% yield based on our recent stock price. In 2007, our FFO was $1.03 per share and our dividend was $0.80. Our cash available for distribution (CAD) was $0.78 per share in 2007 and is expected to grow meaningfully in 2008. It is also important to point out that due to depreciation, much of our dividend historically has been characterized as return of capital, which is not currently taxed.

By any measure, your management team was able to build the intrinsic tangible value of your company in 2007, as we have done every year since our IPO. Unfortunately, while we have focused on building an excellent portfolio of assets that produce predictable long-term cash flows, a variety of market forces beyond our control have driven our share price down, along with those of most other public REITs. Last year's total stockholder return of positive 17.8% was followed this year by a very disappointing negative 20.5%. It has been very painful to watch our share price decline in this way when operations are going well. Your management team is heavily invested in the stock alongside you, and we take the long view that focusing on the corporate fundamentals of solid asset and profitability growth will generate long-term attractive returns for our stockholders.

**WEATHERING THE STORM.**

It is impossible to talk about our progress in 2007 without discussing the "perfect storm" that struck the world credit markets in August, ravaging the financial markets. As a lifelong sailor, I liken the events that transpired to a rogue hurricane smashing into a fleet of sailboats racing transatlantic. In this case, however, the "racing machines" are real estate companies, banks, and other financial institutions. Some of these ships are bigger than others, but in good weather, from a distance, they all look pretty much the same.

Despite the April bankruptcy of New Century Financial Corporation, the subprime lending giant, financial markets were relatively calm during the first half of 2007. Companies continued to ride the momentum as credit markets of all types were highly liquid with tight spreads. This abundance of liquidity continued to drive asset values, which appreciated across the commercial real estate markets throughout the first half of the year. Meanwhile, CapLease continued the disciplined expansion of our portfolio, closing on property acquisitions totaling $434 million. We added 23 properties in all, consisting of 4.6 million square feet leased to eight different credit tenants.

By July, however, the first outer fringes of the aforementioned "storm" had caught the "fleet." Investment spreads on a variety of fixed-income investment products, including real estate collateralized debt obligations (CDOs) and commercial mortgage-backed securities (CMBS), gapped wider. Suddenly, the capital markets for financing new assets shut down almost completely. At CapLease, we moved immedi-

# THE AVERAGE CREDIT RATING OF OUR TOP 10 TENANTS, WHICH COLLECTIVELY MAKE UP ABOUT 50% OF THE OVERALL PORTFOLIO, IS A VERY SOLID A+.


TIFFANY & CO.

## Tiffany & Co.

**OFFICE/WAREHOUSE - PARSIPPANY, NJ**

- 368,000 square feet
- $75 million purchase price
- 20 year original lease term, with expiration in 2025
- Tenant pays all property operation costs including taxes, insurance, utilities, and maintenance
- Worldwide operational headquarters and core facility for Tiffany
- High barriers to entry in northern NJ

# OUR STRONG INVESTMENT PLATFORM OF EXPERIENCED NET LEASE ORIGINATORS AND SEASONED MANAGEMENT TEAM IS OUR MOST VALUABLE ASSET AS WE EMERGE FROM THE STORM CONDITIONS THAT HAVE SHUT DOWN THE DEBT MARKETS SINCE MID-2007.


FEDERAL BUREAU of INVESTIGATION
BIRMINGHAM, ALABAMA

## Regional FBI Field Office

OFFICE BUILDING - BIRMINGHAM, AL

- 86,100 square feet
- $23.5 million purchase price
- 15 year original lease term, with expiration in 2020
- Critical facility for FBI's Southeast region and adjacent to new DEA/ATF facility
- Newly built in 2006 incorporating highest-level GSA security requirements
- Typical GSA lease with annual expense recovery increases pegged to annual increases in CPI
- Very high replacement cost due to extensive security and design criteria

ately to "batten down the hatches." We halted new asset acquisitions and accelerated the $147 million long-term refinancing of our large, newly acquired Nestlé properties. With the proceeds, we retired the remaining balance of the $211 million bridge financing we had put in place to purchase the $364 million EntreCap portfolio in April.

In August, however – to extend my nautical metaphor – storm winds strengthened and scattered the sailing fleet in mid-ocean, far from any safe harbor. Some companies foundered immediately and sank, including subprime mortgage lenders and mortgage REITs that invested in residential structured securities. Others were "knocked down" and struggled to right themselves in the face of the endless battering of liquidity squeezes, margin calls, mark to market losses, and a lack of any type of debt financing. The liquidity that had driven the market during the past few years vanished.

In hindsight, what we had hoped would be a passing gale was building to a Category 5 hurricane. We entered the eye of the storm in October, when market conditions seemed to improve. Taking advantage of this lull, we raised an additional $75 million of convertible five-year, fixed-rate debt to buttress our liquidity position should problems resume. In retrospect, this decision was one of the best we made. Storm winds hit the financial markets with a vengeance in November and December and intensified greatly in the first quarter of 2008. A wide variety of banks, financial institutions, and REITs sustained tremendous blows. No one, not even the world's largest financial institutions, seemed to have enough liquidity on hand. However, the transparency and exceptionally high quality of CapLease's assets, along with the predictability of our cash flows, enabled us to raise capital when others couldn't. In December, as many found themselves overwhelmed by the lack of liquidity, we were able to complete an attractive $130 million long-term, fixed-rate financing on roughly $163 million principal amount of the debt assets formerly held on our short-term warehouse line. Equally important, we were able to complete this financing with an institutional lender outside of the structured credit markets, demonstrating our ability to tap multiple sources of capital.

As we begin the second quarter of 2008, it appears the aggressive actions by the White House, Congress, and the Federal Reserve are beginning to calm the financial markets. For CapLease and the other financial institutions and REITs that survived the ravages of the "perfect storm," the key question is when we will be able to return to normalized business operations. Assuming conditions continue to calm



and investor fears abate, we expect liquidity will begin to return to the commercial real estate markets in the second half of 2008.

We believe we are well positioned to resume our portfolio growth by continuing to execute on our strategy of investing in properties net leased on a long-term basis to high credit quality tenants. The fundamental rationale for our business is as viable as it ever was, and indeed perhaps more so when considering the natural predisposi-

**LAST YEAR, OUR REVENUES GREW 38% TO MORE THAN $172 MILLION. FUNDS FROM OPERATIONS (FFO) – THE WIDELY FOLLOWED MEASURE OF AN EQUITY REIT'S PERFORMANCE – GREW 11% TO $1.03 PER SHARE, WHILE THE TOTAL COMMON SHARE COUNT ROSE ROUGHLY 30%.**

tion of investors to shun risk as we enter what will likely be a recession this year. Our view is that the new era now being painfully formed will usher in a multi-year period in which assets are realistically priced for the risks involved, and competition for assets will be muted compared with the period from 2004 through the first half of 2007.

**A STRONG FOUNDATION TO BUILD UPON.**

Our strong investment platform of experienced net lease originators and seasoned management team is our most valuable asset as we emerge from the storm conditions that have shut down the debt markets since mid-2007. The team at CapLease has been built during a variety of market conditions over our history of more than 13 years. We believe our proven track record of acquiring and conservatively underwriting transactions - combined with our reputation for closing without retrading our clients - gives us a competitive advantage in this asset class over other market participants, and will be the engine of our growth in the future as it has been in the past. We continue to run a very lean organization and did not increase our staff in 2007, even though we were able to grow the portfolio meaningfully. We further drove down our overhead expenses as a percentage of revenues and assets and believe we are one of the most efficient REITs in the market on an FFO per employee basis.

As the financial markets stabilize and begin to reopen, we are actively reviewing a number of opportunities to further enhance our access to capital and the ability to continue to grow the portfolio, such as through potential co-investment and joint venture arrangements. Capital has always been attracted to platforms that can find and underwrite strong transactions. We can do both, and we have the track record to prove it. After studying these initiatives with a variety of market participants, we are optimistic about our ability to access the capital we will need to profitably add attractive assets in the future as they become available.

This management team has guided CapLease through its share of storms in the past, including the Russian debt crisis of 1998, the bursting of the tech bubble in 2000, the terrorist attacks of 2001, and now this unprecedented financial crisis. In each of those previous crises, we have always held ourselves to the highest ethical standards and been guided by our conservative, transparent investment philosophy and dedication to our business, partners, stockholders, and employees. This situation is no different.

On behalf of the management team and the Board of Directors, I want to thank our employees for their loyalty and hard work and our stockholders and clients for their continued support.

**WE ARE WELL POSITIONED TO RESUME OUR PORTFOLIO GROWTH BY CONTINUING TO EXECUTE ON OUR STRATEGY OF INVESTING IN PROPERTIES NET LEASED ON A LONG-TERM BASIS TO HIGH CREDIT QUALITY TENANTS.**



**Paul McDowell**
Chief Executive Officer

# FORM 10-K

TABLE OF CONTENTS



*Note: Items 10, 11, 12, 13 and 14 are incorporated by reference herein from the Proxy Statement.*
*Except where otherwise indicated or where the context is clear, the portfolio statistics in Items 1 and 1A of this Form 10-K represent or are calculated from our carry value for financial reporting purposes before depreciation and amortization.*

# UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

## FORM 10-K

(Mark One)

SEC
Mail Processing
Section
APR 2 0 2008
Washington, DC
104

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-32039

# CAPLEASE, INC.

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Maryland** | **52-2414533** |
| (State or Other Jurisdiction of Incorporation or Organization) | (I.R.S. Employer Identification No.) |
| **1065 Avenue of the Americas, New York, NY 10018** | **(212) 217-6300** |
| (Address of Principal Executive Offices and Zip Code) | (Registrant's Telephone Number, Including Area Code) |

Securities registered pursuant to Section 12(b) of the Act:

| Title of each Class | Name of each exchange on which registered |
|---|---|
| Common stock, $0.01 par value | New York Stock Exchange |
| 8.125% Series A Cumulative Redeemable Preferred Stock, $0.01 par value | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act: None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "accelerated filer," "large accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐
*(Do not check if a smaller reporting company)*

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of June 29, 2007, the aggregate market value of the common stock, $0.01 par value per share, of CapLease, Inc. ("Common Stock"), held by non-affiliates (outstanding shares, excluding shares held by executive officers and directors) of the registrant was approximately $467 million, based upon the closing price of $10.75 on the New York Stock Exchange on such date.

As of February 15, 2008, there were 44,350,330 shares of Common Stock outstanding.

**Documents Incorporated by Reference**

Portions of the registrant's definitive proxy statement for the registrant's 2008 Annual Meeting, to be filed within 120 days after the close of the registrant's fiscal year, are incorporated by reference into Part III of this Annual Report on Form 10-K.

# Part I.

## Item 1. Business

**Explanatory Note for Purposes of the "Safe Harbor Provisions" of Section 21E of the Securities Exchange Act of 1934, as amended**

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, which involve certain risks and uncertainties. Our actual results or outcomes may differ materially from those projected. Important factors that we believe might cause such differences are discussed in Item 1A (Risk Factors) of this Form 10-K or otherwise accompany the forwardlooking statements contained in this Form 10-K. In assessing all forward-looking statements, readers are urged to read carefully all cautionary statements contained in this Form 10-K.

### OVERVIEW

We are a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property (such as utilities, taxes, insurance and routine maintenance) during the lease term. We also continue to be opportunistic and have made and expect to continue to make investments in single tenant properties where the owner has exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

Our primary business objective is to generate stable, long-term and attractive returns based on the spread between the yields generated by our assets and the cost of financing our portfolio. We invest at all levels of the capital structure of net lease or other single tenant properties, including equity investments in real estate (owned real properties), debt investments (mortgage loans and net lease mortgage backed securities) and mezzanine investments secured by net leased or other single tenant real estate collateral.

Our current portfolio produces stable, high quality cash flows generated by long-term leases to primarily investment grade tenants. Tenants underlying our investments are primarily large public companies or their significant operating subsidiaries and governmental entities with investment grade credit ratings, defined as a published senior unsecured credit rating of BBB-/Baa3 or above from one or both of Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's"). We also imply an investment grade credit rating for tenants that are not publicly rated by S&P or Moody's but (i) are 100% owned by an investment grade parent, (ii) for which we have obtained a private investment grade rating from either S&P or Moody's, or (iii) are governmental entity branches or units of another investment grade rated governmental entity.

As of December 31, 2007, we had an approximately $2.1 billion investment portfolio, including the following assets by type:

| | *(in thousands)* INVESTMENT[1] | PERCENTAGE |
|---|---|---|
| **Owned Properties** | $1,651,608 | 77.8% |
| **Debt Investments** | | |
| Loans | | |
| Long-term mortgage loans | 230,478 | 10.9% |
| Corporate credit notes | 31,863 | 1.5% |
| Mezzanine and other investments | 7,802 | 0.4% |
| Commercial mortgage-backed and other real estate securities | 198,187 | 9.3% |
| Other | 2,576 | 0.1% |
| **Total** | **$2,122,515** | **100.0%** |

*(1) Here and elsewhere in Item 1 of this Form 10-K, references to our "Investment" represent our carry value for financial reporting purposes before depreciation and amortization.*

We conduct our business through two operating segments: operating real estate (including our investments in owned real properties), and lending investments (including our loan investments as well as our investments in securities). See "Management's Discussion and Analysis of Financial Condition and Results of Operations" below, for financial data by segment.

We have been in the net lease business since 1994. We completed our initial public offering in March 2004 and, during each of 2006 and 2007, we completed a follow-on common stock offering. Prior to our initial public offering, we were primarily a lender focused on originating net lease mortgage loan transactions and selling substantially all of the loans we originated, either through whole-loan or small pool sales or through gain-on-sale commercial mortgage-backed securitizations.

## INVESTMENT STRATEGY

We focus on the following core business strategies:

- **Investing in High Quality Cash Flows.** We invest primarily in owned real properties and real estate loans where the underlying tenant is of high credit quality. As of December 31, 2007, approximately 90% of our portfolio was invested in properties leased to investment grade or implied investment grade tenants and the weighted average underlying tenant credit rating on our entire portfolio was A-. Further, our top ten tenant exposures, which comprise approximately 50% of our portfolio, were all rated investment grade or implied investment grade and had a weighted average credit rating of A+. As of December 31, 2007, our portfolio had the following credit characteristics:

| Credit Rating [(1)(2)] | INVESTMENT (in thousands) | PERCENTAGE |
|---|---|---|
| Investment grade rating of A- or A3 and above | $886,976 | 41.8% |
| Investment grade rating of below A- or A3 | 762,021 | 35.9% |
| Implied investment grade rating | 263,186 | 12.4% |
| Non-investment grade rating | 200,991 | 9.5% |
| Unrated [(3)] | 8,316 | 0.4% |
| | $2,121,490 | 100.00% |

(1) *Reflects tenant's or lease guarantor's actual or implied S&P rating or equivalent rating if rated only by Moody's, or in the case of our CMBS securities, actual ratings of the securities. Table does not include a development property with a total investment of $1,025.*

(2) *Four of our owned real properties where our aggregate investment is $267,420 are leased to more than one tenant and, for purposes of determining the underlying tenant's credit rating on these properties, we have considered the credit rating of only our primary tenant.*

(3) *Includes primarily our mezzanine and other investments as described under "Our Portfolio—Loan Investments."*

- **Long-Term Assets Held for Investment.** We invest in commercial real estate assets subject to long-term leases. As of December 31, 2007, the weighted average underlying tenant remaining lease term on our portfolio was approximately 11 years. We intend to hold our assets for the long-term, capturing the stable cash flows that will be produced from the underlying high credit quality tenants. On a limited and opportunistic basis, we also continue to acquire and promptly resell assets through our taxable REIT subsidiary.
- **Flexible Investment Approach.** We have the expertise and ability to invest at all levels of the capital structure of net lease or other single tenant properties. Owned properties comprise approximately 78% of our current portfolio, and our target is to maintain a portfolio mix of 75% to 90% owned real estate, and 10% to 25% mortgage loans and other debt investments. For properties that we own, in addition to high quality tenant credit quality, we also seek to invest in strong real estate locations that will appreciate in value over time.
- **Stringent Underwriting Process.** We maintain a comprehensive underwriting and due diligence process that is overseen by our investment committee, which consists of seven of our key employees, including the chief executive officer, president, chief financial officer and chief investment officer. Our investment committee formally reviews and approves each investment we make prior to funding. We also have an investment oversight committee of the Board of Directors that approves investments in excess of $50 million.
- **Finance with Long-Term Fixed Rate Debt.** We seek to borrow against, or finance, our assets with long-term fixed rate debt, effectively locking in the spread we expect to generate on our assets. Our financing strategy allows us to invest in a greater number of assets and enhance our asset returns. We expect our leverage to average 70% to 85% of our assets in portfolio. We believe this leverage level is appropriate given the high credit quality of the underlying tenants and the length and quality of the related leases.

## OUR COMPETITIVE STRENGTHS

- **Established Investment Capabilities.** We have an experienced in-house team of investment professionals that source, structure, underwrite and close our transactions. In addition, we have developed an extensive national network of property owners, investment sale brokers, tenants, borrowers, mortgage brokers, lenders, institutional investors and other market participants that helps us to identify and originate a variety of single tenant investment opportunities. During 2007, we made approximately $480.7 million of new investments.
- **Experienced Senior Management Team.** Our senior management team has worked together for more than 12 years. Since our initial public offering in March 2004, we have purchased more than $1.5 billion of single tenant properties. Since 1996, we have originated and underwritten more than $4.0 billion in single tenant transactions, involving more than 500 properties with more than 100 underlying tenants.
- **Financing Expertise.** We have substantial experience in financing single tenant assets. Our expertise and deep contacts within the net lease financing market enabled us to obtain a $129.5 million non-recourse secured term loan outside of the structured finance markets in December 2007. We have developed and continue to enhance financing structures that enable us to efficiently finance a portion of our owned properties through term loan and securitization transactions.
- **Market Expertise.** We have recognized expertise in the net lease marketplace. In February 2005, we received a U.S. patent for our 10-year credit tenant loan product. In addition to serving as one of our loan products, we use this product to create additional leverage on many of our owned property

investments. We have worked extensively with S&P and Moody's to develop ratings criteria for net lease financing, and continue to provide ongoing advice and assistance to these rating agencies on net lease financing issues. We also developed the specialized lease enhancement mechanisms that are now market standard for net lease lending transactions.

## OUR PORTFOLIO

### *Owned Properties*

Owned properties comprise approximately 78% of our current portfolio. All of our equity investments in real estate have been made since the closing of our initial public offering. We invest in most commercial property types (e.g., office, retail and industrial), and our investment underwriting includes an analysis of the credit quality of the underlying tenant and the strength of the related lease. We also analyze the property's real estate fundamentals, including location and type of the property, vacancy rates and trends in vacancy rates in the property's market, rental rates within the property's market, recent sales prices and demographics in the property's market. We believe that over time, the value of our owned real estate will appreciate. For more detail on our underwriting process, please see "Underwriting Process" below. We target properties that have one or more of the following characteristics:

- included in primary metropolitan markets such as Philadelphia, Washington D.C., Chicago and New York/New Jersey;
- fungible asset type that will facilitate a re-let of the property if the tenant does not renew;
- barriers to entry in the property's market, such as zoning restrictions or limited land for future development; and
- core facility of the tenant.

During 2007, the aggregate purchase price of our owned properties acquired was $433.7 million, including the acquisition for a purchase price of $364.4 million of a portfolio of 18 real estate assets net leased to five different tenants in April 2007 (the "EntreCap Portfolio"). The EntreCap Portfolio included assets leased to (or leases guaranteed by) Nestlé Holdings, Inc., The Kroger Co., Factory Mutual Insurance Company, Qwest Corporation, and The Travelers Corporation. These assets are summarized in the table below of our owned properties as of December 31, 2007.

As of December 31, 2007, we had an approximately $1.7 billion owned property portfolio. We believe the strength of this portfolio is exhibited by the following:

- approximately 10.5 million rentable square feet with 99.9% occupancy;
- 62 properties in 26 states leased to 33 different tenants;
- no tenant represents more than five percent of our entire portfolio, except the United States Government at 10.3% and Nestlé Holdings, Inc. at 9.3%;
- 94% investment grade or implied investment grade tenants;
- weighted average tenant credit rating of A;
- weighted average remaining lease term of approximately 9 years; and
- well diversified portfolio by property type, geography, tenant and tenant industry.

### *Property Type Diversification*

The following pie chart summarizes the property types comprising our owned property portfolio as of December 31, 2007.

**PROPERTY TYPE DIVERSIFICATION**

| | |
|---|---|
| Office | 50% |
| Warehouse | 20% |
| GSA (US Government) | 13% |
| Retail | 11% |
| Office/Warehouse | 5% |
| Industrial | 1% |
| Other | 1% |


Industrial
GSA (US Government)
Retail
Other
Office/Warehouse

### *Tenant Industry Diversification*

The following table sets forth certain information regarding the tenant industry concentrations in our owned property portfolio as of December 31, 2007.

| INDUSTRY | NUMBER OF TENANTS | WEIGHTED AVERAGE CREDIT RATING(1) | INVESTMENT(2) | PERCENT OF TOTAL |
|---|---|---|---|---|
| Insurance | 7 | A | $ 341,905 | 20.7% |
| Food & Beverage | 3 | AA- | 258,723 | 15.7% |
| Government | 2 | AAA | 236,230 | 14.3% |
| Financial | 3 | BBB- | 143,963 | 8.7% |
| Grocery | 2 | BBB- | 108,986 | 6.6% |
| Retail Department Stores | 1 | A | 93,016 | 5.6% |
| Retail Jewelry | 1 | A- | 77,640 | 4.7% |
| Telecommunications | 2 | BB+ | 68,322 | 4.1% |
| Engineering | 1 | BBB+ | 56,747 | 3.4% |
| Building Materials | 1 | A+ | 52,874 | 3.2% |
| Healthcare | 3 | AA- | 49,084 | 3.0% |
| Communications | 2 | BBB+ | 47,314 | 2.9% |
| Hotel | 1 | BBB | 45,955 | 2.8% |
| Automotive | 1 | A- | 27,266 | 1.7% |
| Retail Drug | 2 | A- | 21,720 | 1.3% |
| Publishing | 1 | BBB+ | 20,837 | 1.3% |
| **Total** | **33** | **A** | **$1,650,582** | **100.0%** |

*(1) Reflects actual or implied S&P rating (or equivalent rating if rated only by Moody's) of tenant(s) or lease guarantor(s).*

*(2) Does not include our development property which is not currently occupied by a tenant.*

### *Geographic Diversification*

The following table sets forth certain information regarding the top twenty states where our owned properties are located as of December 31, 2007.

| STATE | NUMBER OF PROPERTIES | INVESTMENT | PERCENT OF TOTAL |
|---|---|---|---|
| Pennsylvania | 4 | $205,937 | 12.5% |
| California | 7 | 201,644 | 12.2% |
| New Jersey | 3 | 131,122 | 7.9% |
| Maryland | 4 | 127,724 | 7.7% |
| Texas | 5 | 109,982 | 6.7% |
| Illinois | 2 | 107,183 | 6.5% |
| Virginia | 3 | 90,049 | 5.5% |
| Colorado | 2 | 69,413 | 4.2% |
| Indiana | 2 | 58,915 | 3.6% |
| Rhode Island | 1 | 54,879 | 3.3% |
| Kansas | 3 | 54,143 | 3.3% |
| Nebraska | 2 | 52,071 | 3.2% |
| Alabama | 2 | 41,586 | 2.5% |
| Washington | 1 | 39,612 | 2.4% |
| Connecticut | 1 | 37,685 | 2.3% |
| Georgia | 4 | 36,348 | 2.2% |
| Tennessee | 3 | 34,169 | 2.1% |
| Kentucky | 5 | 33,614 | 2.0% |
| Wisconsin | 1 | 29,165 | 1.8% |
| Florida | 1 | 27,266 | 1.7% |
| Other | 6 | 109,101 | 6.6% |
| **Total** | **62** | **$1,651,608** | **100.0%** |

### *Lease Expirations*

The following table sets forth certain information regarding scheduled lease expirations in our owned property portfolio as of December 31, 2007.

| YEAR OF LEASE EXPIRATION | NUMBER OF EXPIRING LEASES | SQUARE FEET SUBJECT TO EXPIRING LEASE | INVESTMENT(1) | PERCENT OF INVESTMENT(1) |
|---|---|---|---|---|
| 2008 | 6 | 47,252 | $13,456 | 0.8% |
| 2009 | 7 | 469,164 | 102,901 | 6.3% |
| 2010 | 6 | 455,347 | 63,988 | 3.9% |
| 2011 | 2 | 130,000 | 37,685 | 2.3% |
| 2012 | 6 | 2,598,887 | 213,444 | 13.0% |
| 2013 | 12 | 294,013 | 57,738 | 3.5% |
| 2014 | 1 | 88,420 | 14,101 | 0.9% |
| Thereafter | 43 | 6,357,882 | 1,142,722 | 69.4% |

*(1) Represents lease expiration dates as a percentage of carry value before depreciation and amortization.*

The following is a tabular presentation of our owned property portfolio as of December 31, 2007:

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | PURCHASE DATE | LEASE MATURITY(1) | 2008 ESTIMATED ANNUAL RENT(2) (in thousands) | PURCHASE PRICE (in thousands) | INVESTMENT(3) (in thousands) |
|---|---|---|---|---|---|---|---|
| **Abbott Laboratories**<br>*6480 Busch Blvd, Columbus, OH* | Office | 111,776 | 11/2004 | 10/2016 | $893 | $12,025 | $12,065 |
| **Abbott Laboratories**<br>*1850 Norman Drive North, Waukegan, IL* | Office | 131,341 | 8/2005 | 8/2017 | 1,405 | 20,325 | 20,362 |
| **Aetna Life Insurance Company**<br>*1333 - 1385 East Shaw Avenue, Fresno, CA* | Office | 122,605 | 10/2006 | 11/2016 | 1,667 | 24,255 | 24,858 |
| **Allstate Insurance Company**<br>*401 McCullough Drive, Charlotte, NC* | Office | 191,681 | 12/2005 | 12/2015 | 1,964 | 27,172 | 27,236 |
| **Allstate Insurance Company**<br>*1819 Electric Road (aka State Hwy. 419), Roanoke, VA* | Office | 165,808 | 12/2005 | 12/2015 | 2,090 | 28,928 | 28,935 |
| **AmeriCredit Corp.**<br>*4001 Embarcadero Drive, Arlington, TX* | Office | 246,060 | 12/2006 | 8/2017 | 3,024 | 43,000 | 43,374 |
| **AMVESCAP PLC**<br>*4340, 4346 & 4350 South Monaco St., Denver, CO* | Office | 263,770 | 3/2006 | 10/2016 | 5,020 | 69,300 | 69,413 |
| **Aon Corporation** (4)<br>*1000 Milwaukee Ave, Glenview, IL* | Office | 412,409 | 8/2004 | 4/2017 | 6,725 | 85,750 | 86,821 |
| **Baxter International, Inc.**<br>*555 North Daniels Way, Bloomington, IN* | Warehouse | 125,500 | 10/2004 | 9/2016 | 790 | 10,500 | 10,779 |
| **Bunge North America, Inc.**<br>*6700 Snowden Road, Fort Worth, TX* | Industrial | 107,520 | 4/2007 | 4/2026 | 623 | 10,100 | 10,268 |
| **Cadbury Schweppes Holdings (US)**<br>*945 Route 10, Whippany, NJ* | Office | 149,475 | 1/2005 | 3/2021 | 3,400 | 48,000 | 50,230 |
| **Capital One Financial Corporation**<br>*3905 N. Dallas Parkway, Plano, TX* | Office | 159,000 | 6/2005 | 2/2015 | 1,982 | 27,900 | 31,175 |
| **Choice Hotels International, Inc.** (5)<br>*10720, 10750 & 10770 Columbia Pike, Silver Spring, MD* | Office | 223,912 | 11/2004 | 5/2013 | 4,972 | 43,500 | 45,955 |
| **County of Yolo, California**<br>*25 North Cottonwood Street, Woodland, CA* | Office | 63,000 | 1/2007 | 6/2023 | 1,023 | 16,400 | 16,857 |

*Continued >*

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | PURCHASE DATE | LEASE MATURITY[1] | (in thousands) 2008 ESTIMATED ANNUAL RENT[2] | PURCHASE PRICE | INVESTMENT[3] |
|---|---|---|---|---|---|---|---|
| **Crozer-Keystone Health System** [6]<br>*8 Morton Avenue, Ridley, PA* | Medical Office | 22,708 | 8/2004 | 4/2019 | $414 | $4,477 | $5,879 |
| **CVS Corporation**<br>*100 Mazzeo Drive, Randolph, MA* | Retail | 88,420 | 9/2004 | 1/2014 | 744 | 10,450 | 14,101 |
| **Factory Mutual Insurance Company** [7]<br>*1301 Atwood Avenue, Johnston, RI* | Office | 345,842 | 4/2007 | 7/2009 | 9,373 | 55,443 | 54,879 |
| **Farmers Group, Inc.**<br>*3039-3041 Cochran Street, Simi Valley, CA* | Office | 271,000 | 1/2007 | 1/2017 | 2,836 | 41,812 | 41,879 |
| **Farmers New World Life Insurance Company**<br>*3003 77th Avenue Southeast, Mercer Island, WA* | Office | 155,200 | 12/2005 | 12/2020 | 2,458 | 39,550 | 39,612 |
| **ITT Industries, Inc.**<br>*12975 Worldgate Drive, Herndon, VA* | Office | 167,285 | 5/2005 | 3/2019 | 5,009 | 46,081 | 56,747 |
| **Johnson Controls, Inc.**<br>*6750 Bryan Dairy Road, Largo, FL* | Warehouse | 307,275 | 12/2006 | 8/2016 | 1,918 | 27,000 | 27,266 |
| **Koninklijke Ahold, N.V.**<br>*4001 New Falls Road, Levittown, PA* | Retail | 70,020 | 6/2006 | 4/2026 | 1,439 | 18,575 | 21,104 |
| **Lowes Companies, Inc.** [8]<br>*26501 Aliso Creek Rd., Aliso Viejo, CA* | Retail | 181,160 | 5/2005 | 8/2024 | 3,450 | 52,860 | 52,874 |
| **N/A (Development Property)**<br>*2423 Galena Avenue, Simi Valley, CA* | Undeveloped Land | N/A | 5/2007 | N/A | — | 1,000 | 1,025 |
| **Nestlé Holdings, Inc.** [9]<br>*555 Nestlé Way, Breinigsville, PA* | Warehouse | 1,045,150 | 4/2007 | 12/2012 | 6,301 | 74,215 | 85,938 |
| **Nestlé Holdings, Inc.** [9]<br>*2909 Pleasant Center Road, Fort Wayne, IN* | Warehouse | 764,177 | 4/2007 | 12/2012 | 3,762 | 43,837 | 48,136 |
| **Nestlé Holdings, Inc.** [9]<br>*2 Nestle Way, Lathrop, CA* | Warehouse | 751,021 | 4/2007 | 12/2012 | 4,007 | 52,357 | 64,151 |
| **Omnicom Group, Inc.**<br>*1660 North Westridge Circle, Irving, TX* | Office | 101,120 | 6/2005 | 5/2013 | 1,354 | 18,100 | 18,149 |
| **Pearson Plc.**<br>*3833 Greenway and 2201 Noria Road, Lawrence, KS* | Office | 194,665 | 4/2006 | 4/2021 | 1,385 | 20,750 | 20,837 |
| **Qwest Corporation** [10]<br>*1299 Farnam Street, Omaha, NE* | Office | 291,820 | 4/2007 | 6/2010 | 4,452 | 30,097 | 36,969 |
| **Qwest Corporation** [11]<br>*9394 West Dodge Road, Omaha, NE* | Office | 127,825 | 4/2007 | 6/2010 | 1,718 | 10,785 | 15,102 |
| **T-Mobile USA, Inc.**<br>*695 Grassmere Park, Nashville, TN* | Office | 69,287 | 11/2006 | 1/2017 | 1,324 | 16,195 | 16,250 |
| **The Kroger Co.** [12]<br>*Various locations in KY (five), GA (four), and TN (two)* | Retail | 685,135 | 4/2007 | 1/2022 | 4,766 | 64,037 | 87,882 |
| **The Travelers Corporation**<br>*200 Constitution Plaza, Hartford, CT* | Office | 130,000 | 4/2007 | 10/2011 | 6,044 | 33,628 | 37,685 |
| **Tiffany & Co.**<br>*15 Sylvan Way, Parsippany, NJ* | Office/ Warehouse | 367,740 | 9/2005 | 9/2025 | 4,613 | 75,000 | 77,640 |
| **Time Warner Entertainment Company, L.P.**<br>*1320 North Dr. Martin Luther King Jr. Drive, Milwaukee, WI* | Office | 154,849 | 11/2006 | 12/2016 | 1,865 | 28,530 | 29,165 |
| **TJX Companies, Inc.**<br>*2760 Red Lion Road, Philadelphia, PA* | Warehouse | 1,015,500 | 3/2006 | 6/2021 | 6,057 | 90,125 | 93,016 |
| **United States Government (DEA)**<br>*1003 17th Street North, Birmingham, AL* | GSA (US Government) | 35,616 | 8/2005 | 12/2020 | 1,297 | 14,100 | 14,153 |
| **United States Government (EPA)**<br>*300 Minnesota Avenue, Kansas City, KS* | GSA (US Government) | 71,979 | 8/2005 | 3/2023 | 2,602 | 29,250 | 33,306 |

*Continued >*

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | PURCHASE DATE | LEASE MATURITY(1) | (in thousands) 2008 ESTIMATED ANNUAL RENT(2) | PURCHASE PRICE | INVESTMENT(3) |
|---|---|---|---|---|---|---|---|
| **United States Government (FBI)**<br>*200 McCarty Avenue, Albany, NY* | GSA (US Government) | 74,300 | 10/2006 | 9/2018 | $1,312 | $16,350 | $17,043 |
| **United States Government (FBI)**<br>*1100 18th Street North, Birmingham, AL* | GSA (US Government) | 96,278 | 8/2005 | 4/2020 | 2,715 | 23,500 | 27,433 |
| **United States Government (NIH)** (13)<br>*6116 Executive Bvd, N. Bethesda, MD* | GSA (US Government) | 207,055 | 9/2005 | 5/2012 | 8,152 | 81,500 | 81,769 |
| **United States Government (OSHA)**<br>*8660 South Sandy Parkway, Sandy, UT* | GSA (US Government) | 75,000 | 8/2005 | 1/2024 | 1,900 | 23,750 | 24,969 |
| **United States Government (SSA)**<br>*1029 Camino La Costa, Austin, TX* | GSA (US Government) | 23,311 | 8/2005 | 12/2015 | 710 | 6,900 | 7,016 |
| **United States Government (VA)**<br>*Lot 37, Santiago De los Caballeros Avenue, Ponce, PR* | GSA (US Government) | 56,500 | 11/2004 | 2/2015 | 1,300 | 13,600 | 13,683 |
| **Walgreen Co.**<br>*4601 Westfield Avenue, Pennsauken, NJ* | Retail Drug | 18,500 | 11/2004 | 10/2016 | 297 | 3,089 | 3,252 |
| **Walgreen Co.**<br>*700 Frederick Blvd, Portsmouth, VA* | Retail Drug | 13,905 | 11/2004 | 7/2018 | 356 | 4,166 | 4,370 |
| **Total** | | **10,453,500** | | | **$131,508** | **$1,538,264** | **$1,651,608** |

*(1) Includes lease maturity for our primary tenant. In the case of the United States Government (NIH) property, reflects the latest lease maturity on our seven leases with the tenant.*

*(2) Reflects scheduled base rent due for 2008 under our lease with the tenant or tenants. Does not reflect straight-line rent adjustments required under SFAS No. 13. Also does not include expense recoveries or above or below market rent amortization adjustments required by SFAS No. 141.*

*(3) Includes carry value of any related intangible assets under SFAS No. 141.*

*(4) As of December 31, 2007, approximately 2% of the property was leased to one other tenant.*

*(5) As of December 31, 2007, approximately 28% of the property was leased to six other tenants.*

*(6) We own a leasehold interest in the land, or a ground lease, where an affiliate of our tenant owns the underlying land and improvements and has leased them to us through 2032 with an option to extend through 2046. Our ground rent is prepaid through 2032. At the end of the ground lease, unless extended, the land and improvements revert to the landowner.*

*(7) We own the improvements on the land and control the land through a ground lease with an initial term expiring in July 2009. We can renew the ground lease for 10 successive five year periods (or, through July 2059). The annual ground rent is $114,774 during the initial term and the first eight renewal terms. The annual ground rent during the final two renewal terms is the greater of (i) $114,774 and (ii) the fair market rent.*

*(8) As of December 31, 2007, approximately 18% of the property was leased to two other tenants.*

*(9) With respect to the three Nestlé properties, we own the improvements on the land and control the land through an estate for years that expires in December 2012. Upon expiration of the estate for years, we have the option to lease each plot of land for five years plus 11 five-year renewal options (or, a total of 60 years) at a fixed annual rent of $1,120,000 (total for all three properties) for the first 40 years and market rent thereafter. We also have the option to purchase the land upon expiration of the estate for years in December 2012 and on the last day of the primary term and each renewal term of the ground lease at fair market value.*

*(10) We own the improvements on the land and control the land through an estate for years that expires in June 2010. Upon expiration of the estate for years, we have the option to lease the relevant land for five years plus 12 five-year renewal options (or, a total of 65 years), at a fixed annual rent of $262,800 for the first 40 years and market rent thereafter. We also have the option to purchase the relevant land upon expiration of the estate for years in June 2010 and on the last day of the primary term and each renewal term of the ground lease at fair market value.*

*(11) We own the improvements on the land and control the land through an estate for years that expires in June 2010. Upon expiration of the estate for years, we have the option to lease the relevant land for five years plus 12 five-year renewal options (or, a total of 65 years), at a fixed annual rent of $116,800 for the first 40 years and market rent thereafter. We also have the option to purchase the relevant land upon expiration of the estate for years in June 2010 and on the last day of the primary term and each renewal term of the ground lease at fair market value.*

*(12) With respect to the 11 Kroger properties, we own the improvements on the land and control the land through an estate for years that expires in January 2022. Upon expiration of the estate for years, we have the option to lease each plot of land for five years plus 11 five-year renewal options (or, a total of 60 years) at a fixed annual rent of $770,000 (total for all 11 properties) for the first 35 years and market rent thereafter. We also have the option to purchase the land upon expiration of the estate for years in January 2022 and on the last day of the primary term and each renewal term of the ground lease at fair market value.*

*(13) As of December 31, 2007, approximately 11% of the property was leased to five other tenants.*

*Loan Investments*

Loan investments comprise approximately 13% of our current portfolio. Our existing loan investments include long-term mortgage loans, corporate credit notes and a small number of mezzanine and other investments. With the exception of our mezzanine investments, all of our loans are secured by a first mortgage on the related property and an assignment of the tenant's lease and rents. Most of the loans we hold in portfolio are fully amortizing over the primary lease term of the underlying tenant, thus reducing our risk over time and eliminating the refinance risk associated with a balloon payment at maturity. The following summarizes each type of loan we make.

- **Long-Term Mortgage Loans.** We offer long-term fully or nearly fully amortizing loans secured by first mortgages on properties subject to long-term net leases (typically at least 15 years). As of December 31, 2007, our portfolio included $230.5 million of long-term mortgage loans.
- **Corporate Credit Notes.** Our corporate credit notes represent one of two notes comprising a single first mortgage loan on a net lease property. Through a process we have patented, we allocate the loan cash flows and establish priorities to the collateral among the two notes. The corporate credit note will generally range from 10% to 20% of the full loan amount, is fully amortizing and has a junior claim on the real estate mortgage, but a senior claim on the rents in the event of a tenant bankruptcy and lease rejection. We retain the corporate credit note in our portfolio and typically sell the related real estate note to a third party. As of December 31, 2007, our portfolio included $31.9 million of corporate credit notes.
- **Mezzanine and Other Investments.** We also offer a variety of other loan and loan type products primarily to owners of single tenant properties, including mezzanine loans, bridge loans, development loans and preferred equity financings. These investments are typically shorter term in nature and are often subordinate to other financing. Our primary mezzanine investment as of December 31, 2007 was loans aggregating $6.7 million made pursuant to a revolving credit agreement we entered into with a third party borrower in June 2006. We agreed to fund loans from time to time of up to $12 million to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. Our commitment to make loans was terminated in October 2007.

As of December 31, 2007, we had an approximately $270.1 million loan portfolio. We believe the strength of our loan portfolio is exhibited by the following:

- weighted average remaining lease term on the underlying leases of approximately 19 years;
- 87% investment grade or implied investment grade underlying tenants;
- loan investments on 65 properties in 26 states with 24 different underlying tenant obligors; and
- weighted average underlying tenant credit rating of BBB+.

The following is a tabular presentation of our loan portfolio as of December 31, 2007:

| | | | | | | (in thousands) | | | |
|---|---|---|---|---|---|---|---|---|---|
| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | COUPON | LEASE EXPIRATION | LOAN MATURITY | ORIGINAL PRINCIPAL BALANCE | PRINCIPAL BALANCE | CARRY VALUE | LOAN TO REALTY VALUE[1] |
| **Long-Term Mortgage Loans** | | | | | | | | | |
| **Autozone, Inc.** *Douglas and Valdosta, GA* | Retail | 13,383 | 6.50% | 4/2024 | 11/2022 | $2,108 | $1,899 | $1,899 | 70% |
| **Bank of America, N.A.** *Glenview, IL* | Bank Branch | 4,500 | 6.34% | 12/2028 | 12/2028 | 4,317 | 4,317 | 4,317 | 76% |
| **Bank of America, N.A.** *Mt. Airy, MD* | Bank Branch | 4,500 | 6.42% | 12/2026 | 12/2026 | 3,469 | 3,419 | 3,419 | 77% |
| **Best Buy Co., Inc.** *Chicago, IL* | Retail | 45,720 | 6.40% | 3/2025 | 3/2025 | 18,522 | 17,732 | 17,732 | 92% |
| **City of Jasper, Texas** *Jasper, TX* | Office | 12,750 | 7.00% | 12/2024 | 11/2024 | 1,736 | 1,636 | 1,590 | 82% |
| **CVS Corporation** *Asheville, NC* | Retail Drug | 10,880 | 6.53% | 1/2026 | 1/2026 | 2,360 | 2,210 | 2,268 | 87% |
| **CVS Corporation** *Athol, MA* | Retail Drug | 13,013 | 6.46% | 1/2025 | 1/2025 | 1,502 | 1,381 | 1,381 | 73% |
| **CVS Corporation** *Bangor, PA* | Retail Drug | 13,013 | 6.28% | 1/2026 | 1/2026 | 2,521 | 2,287 | 2,249 | 82% |
| **CVS Corporation** *Bluefield, WV* | Retail Drug | 10,125 | 8.00% | 1/2021 | 1/2021 | 1,439 | 1,241 | 1,347 | 73% |

*Continued >*

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | COUPON | LEASE EXPIRATION | LOAN MATURITY | (in thousands) ORIGINAL PRINCIPAL BALANCE | PRINCIPAL BALANCE | CARRY VALUE | LOAN TO REALTY VALUE[1] |
|---|---|---|---|---|---|---|---|---|---|
| **CVS Corporation**<br>*Evansville, IN* | Retail Drug | 12,900 | 6.22% | 1/2033 | 1/2033 | $3,351 | $3,329 | $3,329 | 76% |
| **CVS Corporation**<br>*Greensboro, GA* | Retail Drug | 11,970 | 6.52% | 1/2030 | 1/2030 | 1,395 | 1,329 | 1,329 | 78% |
| **CVS Corporation**<br>*Oak Ridge, NC* | Retail Drug | 10,880 | 6.99% | 1/2025 | 8/2024 | 3,243 | 3,027 | 3,027 | 78% |
| **CVS Corporation**<br>*Shelby Twp., MI* | Retail Drug | 11,970 | 5.98% | 1/2031 | 1/2031 | 2,540 | 2,494 | 2,494 | 87% |
| **CVS Corporation**<br>*Southington, CT* | Retail Drug | 10,125 | 8.26% | 1/2020 | 1/2020 | 1,768 | 1,669 | 1,851 | 81% |
| **CVS Corporation**<br>*Stow, OH* | Retail Drug | 10,125 | 8.26% | 1/2020 | 1/2020 | 2,407 | 2,247 | 2,490 | 79% |
| **CVS Corporation**<br>*Sunbury, PA* | Retail Drug | 10,125 | 7.50% | 1/2021 | 1/2021 | 1,829 | 1,545 | 1,509 | 74% |
| **CVS Corporation**<br>*Washington, DC* | Retail Drug | 7,920 | 8.10% | 1/2023 | 1/2023 | 2,781 | 2,358 | 2,510 | 71% |
| **CVS Corporation**<br>*Willimantic, CT* | Retail Drug | 10,125 | 8.26% | 1/2023 | 1/2023 | 2,028 | 1,926 | 2,146 | 79% |
| **Harris Bankcorp, Inc.**<br>*Chicago, IL* | Bank Branch | 4,750 | 6.81% | 8/2025 | 8/2025 | 4,467 | 4,287 | 4,287 | 70% |
| **Home Depot USA, Inc.**<br>*Chelsea, MA* | Retail | 117,034 | 5.36% | 1/2036 | 1/2031 | 8,501 | 8,251 | 8,251 | 90% |
| **Home Depot USA, Inc.**<br>*Tullytown, PA* | Retail | 116,016 | 6.62% | 1/2033 | 1/2033 | 8,447 | 8,406 | 8,406 | 98% |
| **Kohls Corporation**<br>*Chicago, IL* | Retail | 133,000 | 6.69% | 5/2030 | 5/2030 | 48,270 | 46,999 | 46,999 | 91% |
| **Koninklijke Ahold, N.V.**<br>*Bensalem, PA* | Retail | 67,000 | 7.24% | 5/2020 | 5/2020 | 3,153 | 2,907 | 2,960 | 22% |
| **Koninklijke Ahold, N.V.**<br>*North Kingstown, RI* | Retail | 125,772 | 7.50% | 11/2025 | 11/2025 | 6,794 | 6,444 | 6,425 | 71% |
| **Koninklijke Ahold, N.V.**<br>*Tewksbury, MA* | Retail | 58,450 | 7.50% | 1/2027 | 1/2027 | 6,625 | 6,341 | 6,336 | 72% |
| **Koninklijke Ahold, N.V.**<br>*Upper Darby Township, PA* | Retail | 54,800 | 7.29% | 4/2024 | 4/2024 | 6,867 | 6,337 | 6,068 | 87% |
| **Lowes Companies, Inc.**<br>*Framingham, MA* | Retail | 156,543 | 5.87% | 10/2031 | 9/2031 | 27,864 | 27,604 | 27,604 | 84% |
| **Lowes Companies, Inc.**<br>*Matamoras, PA* | Retail | 162,070 | 6.61% | 5/2030 | 5/2030 | 7,208 | 7,077 | 7,077 | 94% |
| **National City Bank**<br>*Chicago, IL* | Bank Branch | 5,274 | 5.89% | 12/2024 | 12/2024 | 3,114 | 2,940 | 3,015 | 74% |
| **Neiman Marcus Group, Inc.**<br>*Las Vegas, NV* | Retail | 167,000 | 6.06% | 11/2022 | 11/2021 | 8,267 | 6,577 | 7,124 | 69% |
| **United States Postal Service**<br>*Scammon Bay, AK* | Post Office | 2,080 | 7.05% | 10/2021 | 10/2021 | 1,015 | 885 | 902 | 68% |
| **University of Connecticut Health Center**<br>*Farmington, CT* | Medical Office | 100,000 | 6.34% | 11/2029 | 11/2024 | 22,800 | 20,869 | 21,606 | 84% |
| **Walgreen Co.**<br>*Dallas, TX* | Retail Drug | 14,550 | 6.46% | 12/2029 | 12/2029 | 3,534 | 3,352 | 3,352 | 78% |
| **Walgreen Co.**<br>*Montebello, CA* | Retail Drug | 14,414 | 6.10% | 3/2030 | 2/2030 | 4,680 | 4,456 | 4,456 | 66% |

*Continued >*

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | COUPON | LEASE EXPIRATION | LOAN MATURITY | (in thousands) ORIGINAL PRINCIPAL BALANCE | PRINCIPAL BALANCE | CARRY VALUE | LOAN TO REALTY VALUE(1) |
|---|---|---|---|---|---|---|---|---|---|
| **Walgreen Co.** *Nacogdoches, TX* | Retail Drug | 14,820 | 6.80% | 9/2030 | 9/2030 | $3,649 | $3,566 | $3,566 | 70% |
| **Walgreen Co.** *Rosemead, CA* | Retail Drug | 12,004 | 6.26% | 12/2029 | 12/2029 | 5,334 | 5,156 | 5,157 | 72% |
| | | | | | | 239,905 | 228,500 | 230,478 | |
| **Corporate Credit Notes** | | | | | | | | | |
| **Albertsons, LLC** *Los Angeles, CA* | Retail Drug | 16,475 | 6.50% | 7/2028 | 9/2013 | 437 | 288 | 265 | 80% |
| **Albertsons, LLC** *Norwalk, CA* | Retail Drug | 14,696 | 6.33% | 11/2028 | 12/2013 | 470 | 317 | 314 | 72% |
| **Best Buy Co., Inc.** *Olathe, KS* | Retail | 48,744 | 5.40% | 1/2018 | 6/2013 | 1,779 | 1,171 | 1,131 | 77% |
| **Best Buy Co., Inc.** *Wichita Falls, TX* | Retail | 30,038 | 6.15% | 1/2017 | 11/2012 | 743 | 436 | 419 | 73% |
| **CVS Corporation** *Clemmons, NC* | Retail Drug | 10,880 | 5.54% | 1/2022 | 1/2015 | 285 | 217 | 210 | 61% |
| **CVS Corporation** *Commerce, MI* | Retail Drug | 10,880 | 5.85% | 4/2025 | 5/2013 | 501 | 333 | 324 | 82% |
| **CVS Corporation** *Garwood, NJ* | Retail Drug | 11,970 | 6.12% | 6/2025 | 8/2013 | 879 | 564 | 550 | 80% |
| **CVS Corporation** *Kennett Square, PA* | Retail Drug | 12,150 | 6.40% | 1/2025 | 10/2012 | 857 | 483 | 470 | 82% |
| **CVS Corporation** *Knox, IN* | Retail Drug | 10,125 | 7.60% | 1/2024 | 12/2011 | 322 | 159 | 159 | 68% |
| **CVS Corporation** *Rockingham, NC* | Retail Drug | 10,125 | 6.12% | 1/2025 | 10/2013 | 435 | 286 | 280 | 74% |
| **CVS Corporation** *Rutherford College, NC* | Retail Drug | 10,125 | 6.12% | 1/2025 | 10/2013 | 346 | 249 | 244 | 76% |
| **Federal Express Corporation** *Bellingham, WA* | Warehouse | 30,313 | 5.78% | 10/2018 | 3/2015 | 362 | 289 | 284 | 69% |
| **FedEx Ground Package System, Inc.** *McCook, IL* | Warehouse | 159,699 | 5.89% | 1/2019 | 2/2015 | 2,737 | 2,120 | 2,099 | 80% |
| **FedEx Ground Package System, Inc.** *Reno, NV* | Warehouse | 106,396 | 5.90% | 9/2018 | 10/2014 | 1,374 | 1,025 | 1,017 | 75% |
| **Hercules Incorporated** *Wilmington, DE* | Office | 518,409 | 9.32% | 5/2013 | 5/2013 | 20,000 | 19,900 | 19,900 | 81% |
| **Lowes Companies, Inc.** *N. Windham, ME* | Retail | 138,134 | 5.28% | 1/2026 | 9/2015 | 1,140 | 971 | 954 | 83% |
| **PerkinElmer, Inc.** *Beltsville, MD* | Office/ Industrial | 65,862 | 7.35% | 11/2021 | 12/2011 | 707 | 347 | 345 | 76% |
| **PerkinElmer, Inc.** *Daytona Beach, FL* | Office/ Industrial | 34,196 | 7.35% | 11/2021 | 12/2011 | 321 | 157 | 156 | 73% |
| **PerkinElmer, Inc.** *Phelps, NY* | Office/ Industrial | 32,700 | 7.35% | 11/2021 | 12/2011 | 299 | 147 | 144 | 79% |
| **PerkinElmer, Inc.** *Warwick, RI* | Industrial | 95,720 | 7.68% | 12/2021 | 1/2012 | 939 | 472 | 464 | 77% |
| **Staples, Inc.** *Odessa, TX* | Retail | 23,942 | 6.41% | 6/2015 | 9/2012 | 408 | 238 | 228 | 73% |
| **Walgreen Co.** *Delray Beach, FL* | Retail Drug | 15,120 | 6.20% | 1/2021 | 1/2013 | 595 | 349 | 347 | 72% |

*Continued >*

| TENANT OR GUARANTOR | PROPERTY TYPE | SQUARE FEET | COUPON | LEASE EXPIRATION | LOAN MATURITY | ORIGINAL PRINCIPAL BALANCE (in thousands) | PRINCIPAL BALANCE (in thousands) | CARRY VALUE (in thousands) | LOAN TO REALTY VALUE[1] |
|---|---|---|---|---|---|---|---|---|---|
| **Walgreen Co.** *Jefferson City, TN* | Retail Drug | 14,266 | 5.49% | 3/2030 | 5/2015 | $786 | $623 | $623 | 87% |
| **Walgreen Co.** *Riverside, CA* | Retail Drug | 12,804 | 6.10% | 10/2028 | 12/2013 | 571 | 384 | 377 | 72% |
| **Walgreen Co.** *Waterford, MI* | Retail Drug | 14,490 | 5.50% | 1/2023 | 6/2013 | 953 | 589 | 559 | 78% |
| | | | | | | 38,246 | 32,114 | 31,863 | |
| **Mezzanine and Other Investments** | | | | | | | | | |
| **84th Avenue Development, LLC** *Tinley Park, IL* | Retail Drug | N/A | 10.00% | N/A | 3/2008 | 498 | 498 | 498 | N/A |
| **Eden Hylan Seaview LLC** *Staten Island, NY* | Retail Drug | N/A | 10.00% | N/A | 1/2008 | 650 | 650 | 650 | N/A |
| **West End Mortgage Finance Fund I L.P.** *Various* | Other | N/A | 10.00% | N/A | 9/2009 | 7,154 | 6,654 | 6,654 | N/A |
| | | | | | | 8,302 | 7,802 | 7,802 | |
| **Total** | | | | | | $286,453 | $268,416 | $270,143 | |

*(1) All percentages have been rounded to the nearest whole percentage. Loan to realty value is the ratio of the principal balance of the loan as of December 31, 2007 to the appraised value of the real estate that secures the loan at the time of the loan. The current value of the real estate may be different. The loan to realty value for each corporate credit note includes the principal balance of the portion of the loan we have sold.*

***Commercial Mortgage-Backed and Other Real Estate Securities***

As of December 31, 2007, real estate securities aggregated approximately $198.2 million, or approximately 9% of our portfolio. We invest in commercial mortgage-backed securities, or CMBS, and other real estate securities. Our CMBS investments include senior, subordinate and interest-only classes of primarily net lease loan securitizations or pass through trusts. Our real estate securities represent our pro rata investments in a pool of mortgage loans on properties net leased to a single tenant. We believe we are well-positioned to evaluate net lease CMBS investments and real estate securities due to our expertise with net lease loan assets and our experience in structuring CMBS investments. We structured four CMBS securitizations aggregating approximately $1.5 billion prior to our initial public offering. As a result of our familiarity with the collateral included in these transactions, many of our CMBS investments to date have been made in classes of our prior securitizations.

The weighted average credit rating on our securities portfolio was BBB- as of December 31, 2007, with 61% of the portfolio rated investment grade or implied investment grade. These statistics reflect the actual ratings on our CMBS securities and underlying tenant ratings on our other real estate securities.

Our CMBS and other real estate securities as of December 31, 2007 are summarized in the following table:

| SECURITY DESCRIPTION | CUSIP NO. | FACE AMOUNT[1] (in thousands) | CARRY VALUE (in thousands) | COUPON | YIELD[2] | MATURITY DATE |
|---|---|---|---|---|---|---|
| **Investments in Commercial Mortgage Loan Securitizations** | | | | | | |
| BACM 2006-4, Class H | 05950WAT5 | $8,000 | $6,649 | 6.21% | 9.05% | Aug 2016 |
| BSCMS 1999 CLF1, Class E | 07383FCC0 | 3,326 | 1,042 | 7.07% | 25.00% | Sep 2025 |
| BSCMS 1999 CLF1, Class F | 07383FCD8 | 251 | — | 7.06% | N/A | Sep 2025 |
| CALFS 1997-CTL1, Class D | 140281AF3 | 6,000 | 5,026 | 6.16% | 9.34% | Mar 2016 |
| CMLBC 2001-CMLB-1, Class E | 201736AJ4 | 9,526 | 9,665 | 7.94% | 7.86% | Jul 2022 |
| CMLBC 2001-CMLB-1, Class G | 201736AL9 | 9,526 | 4,670 | 7.94% | 18.13% | Feb 2023 |
| CMLBC 2001-CMLB-1, Class H | 201736AM7 | 11,907 | 3,972 | 6.25% | 21.15% | Mar 2024 |
| CMLBC 2001-CMLB-1, Class J | 201736AN5 | 6,383 | 1,437 | 6.25% | 30.00% | Oct 2025 |
| NLFC 1999-LTL-1, Class E | 63859CCL5 | 11,081 | 5,913 | 5.00% | 12.35% | Jan 2022 |
| NLFC 1999-LTL-1, Class X (IO) | 63859CCG6 | 6,265 | 7,070 | 0.50% | 7.60% | Jan 2024 |
| WBCMT 2004-C15 180D | 929766YG2 | 15,000 | 14,708 | 5.58% | 6.55% | Nov 2009 |
| WBCMT 2004-C15 180E | 929766YH0 | 8,000 | 7,777 | 5.58% | 7.05% | Nov 2009 |
| WBCMT 2006-C27, Class C | 92977QAK4 | 11,000 | 10,452 | 5.89% | 6.70% | Aug 2016 |
| BACMS 2002-2, Class V-1 (7-Eleven, Inc.) | 05947UJE9 | 466 | 345 | 8.72% | 12.24% | Sep 2019 |
| BACMS 2002-2, Class V-2 (Sterling Jewelers) | 05947UJF6 | 713 | 512 | 8.68% | 12.29% | Jan 2021 |
| | | 107,444 | 79,238 | | | |
| **Investments in Certificated Loan Transactions** | | | | | | |
| CVS Corporation | 126650BB5 | 19,118 | 18,155 | 5.88% | 6.62% | Jan 2028 |
| Koninklijke Ahold, N.V. 7.82% Jan 2020 | 008686AA5 | 8,932 | 9,476 | 7.82% | 6.64% | Jan 2020 |
| Koninklijke Ahold, N.V. 7.9% May 2026 | 52467@AL9 | 22,962 | 24,611 | 7.90% | 7.06% | May 2026 |
| Lucent 6.70% due 9/1/2020 | 72817#AA6 | 37,321 | 36,355 | 6.70% | 7.10% | Sep 2020 |
| Yahoo, Inc. | 984332AC0 | 31,837 | 30,353 | 6.65% | 7.34% | Aug 2026 |
| | | 120,170 | 118,950 | | | |
| **Total** | | **$227,614** | **$198,188** | | | |

*(1) Represents face amount, or, in the case of the NLFC 1999-LTL-1, Class X (IO) bond, our cost basis.*

*(2) Represents the yield to maturity, computed using the effective interest method, based on our carry value. The yield on the BSCMS Class F security is indeterminate as we have written off our entire carry value on the security.*

## PORTFOLIO FINANCING

Our strategy is to finance our assets with secured long-term fixed rate debt at a positive spread to the yield on those assets. We seek to finance our assets with long-term fixed rate debt as soon as practicable after we invest through "match-funding," or obtaining long-term debt whose maturity matches the maturity of the asset financed. By doing so, we seek to lock-in the positive spread on the assets (representing the difference between our yield and our cost of financing) for the long-term.

We believe that our cost of secured financing is lower than many other REITs, primarily because of the strong credit characteristics of our tenants. Such strong credit characteristics enable us to finance a component of our property acquisitions through term financings. Term financings also enable us to exercise greater control over our financing activities, particularly as it relates to our property acquisitions.

Since our initial public offering, our long-term fixed rate financings have been in the form of mortgage debt on most of our real property acquisitions and two term financings, including one CDO. As noted above, we use term financings to provide incremental leverage on property acquisitions financed with mortgage debt. We also intend to finance most of our loan and CMBS investments on a long-term basis through term financings. A limited number of our generally higher yielding portfolio assets are not financed.

We have two short-term borrowing agreements in place to facilitate our investment activity while we arrange long-term financing, a repurchase agreement and a revolving loan agreement. Our repurchase agreement, which is a 364-day facility and was renewed in August 2007, provides us with core borrowing capacity of $250 million, and borrowing capacity of up to $500 million until we complete our next collateralized debt obligation. The revolving loan agreement is a three year $30 million facility which may be drawn upon for any corporate purpose. Our interest cost on our short-term borrowings is at floating rates.

Since our initial public offering, all of our financings have been on-balance sheet financings, meaning the assets we finance and liabilities we incur are reported on our balance sheet for accounting purposes.

Our CDO was issued in March 2005 and is an entirely fixed rate financing. We aggregated approximately $300 million of assets into the pool, and we created $285 million face amount of multi-class notes and $15 million of preferred equity through the CDO trust. The net amount of the debt we issued was $268.1 million, inclusive of a $0.4 million discount to face, as we retained the three most junior note classes aggregating a face amount of $16.5 million and the full $15 million of preferred equity. Each of the five note classes of the CDO was rated investment grade. During the first five years of the CDO term, we expect to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes are expected to mature in January 2015. Our weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on our CDO is approximately 5.67%.

We completed a $129.5 million original principal balance secured term loan in December 2007. Upon closing of the financing, we pledged approximately $163.1 million principal amount of collateral to secure our obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. Our effective financing rate on the loan is 6.05% annually (inclusive of hedge and closing costs).

As of December 31, 2007, the following statistics summarize our portfolio financing position:

- leverage of approximately 80.0%, which includes secured and unsecured debt;
- $983.8 million of total first mortgage debt at a weighted average coupon of 5.61% and a weighted average effective financing rate of 5.62%;
- $268.2 million of CDO debt at a weighted average effective financing rate of approximately 5.67%;
- $232.9 million of short-term warehouse debt at a weighted average effective financing rate of 6.21%; and
- $129.5 million of other term debt at a coupon of 5.81% and an effective financing rate of 6.05%.

We expect our leverage to average 70% to 85% of our assets in portfolio. This leverage level reflects the high credit quality of the underlying tenants and the length and quality of the related leases. We believe the cash flows on our portfolio are significantly less volatile than the cash flows on a portfolio of properties leased to below investment grade tenants. As a result, on a risk-adjusted basis, we believe the financing level for our portfolio is appropriate.

We expect the initial asset leverage level for our owned properties, commonly referred to as "loan to value," or LTV, to range from 75% to 85%, and to decline to slightly above 60% by the end of the asset's financing term, as the structure of our financings includes significant components of principal amortization. We size the initial mortgage loan on our owned properties commensurate with the rating of the tenant and the ending principal balloon balance based on our estimate of the underlying intrinsic value of the real estate without the tenant in place to minimize refinance risk.

## HEDGING STRATEGY

For assets that have not yet been financed with long-term fixed rate debt, we employ a hedging strategy to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing. We do so by entering into hedging transactions that we expect to react in a corresponding but opposite manner to offset changes in underlying U.S. Treasury interest rates and, to a lesser degree, swap spreads. For example, as underlying interest rates increase, our hedge transactions are intended to offset the increased interest cost of our expected financing with gains on our hedge positions. Our hedging transactions consist primarily of forward starting interest rate swaps. Interest rate swaps are agreements between two parties to exchange, at particular intervals, payment streams calculated on a specified notional amount.

We do not hedge those assets that we have financed with long-term fixed rate debt, as our yields and spreads on those assets are fixed and therefore not impacted by fluctuations in interest rates.

We intend generally to continue to seek to manage our interest rate exposure taking into account the cost of the hedging transactions and the limitations on hedging transactions imposed by the REIT tax rules.

## CO-INVESTMENT PROGRAMS

We continue to evaluate joint venture opportunities and may enter into one or more joint venture arrangements for a limited number of our current or future owned property investments in the future. We have also begun to evaluate joint venture opportunities for all or a portion of our debt business, which includes our loan and securities investments. Our strategy for joint venture arrangements is to earn incremental returns on joint venture assets and provide us with an additional source of capital.

## REVENUE CONCENTRATIONS IN 2007

Other than the United States Government, which accounted for approximately 13.3% of our total revenue and approximately 16.7% of our total revenue from our owned properties segment, we had no greater than 10% revenue concentrations based on total revenue or on a total revenue by segment basis during 2007. Approximately 11.5% of our total revenue from our debt investments segment during 2007 was obtained from investments where Koninklijke Ahold, N.V. is the tenant (or lease guarantor), but not our obligor.

## ASSET PIPELINE

### *Owned Property Pipeline*

Our owned property pipeline typically includes several potential acquisitions in various stages of review at any given time. Once we determine that a transaction meets our criteria for purchase, we negotiate an expression of interest or proceed directly to a purchase and sale agreement with the owner for the purchase of the property. The expression of interest does not bind us to purchase, but may bind the seller not to accept another offer to purchase the property during the negotiation of a purchase and sale contract. We generally seek to negotiate a due diligence period during which we can terminate our obligations for any reason and receive back any deposit we paid into escrow. After that due diligence period, any deposit we paid into escrow typically becomes non-refundable. We seek to close our real property acquisitions within four to eight weeks after the purchase and sale agreement is signed.

### *Loan Pipeline*

Our loan pipeline includes potential loans in various stages of review. We receive frequent requests for net lease financing and typically have several potential transactions in different stages in our loan origination qualification, pricing and due diligence process at any given time. Once we have reviewed and determined that a lease is financeable under our program, we will, at the borrower's request, issue a term sheet, which briefly outlines the pricing and terms under which we propose to finance the property. Upon acceptance of the term sheet by the borrower, we issue a form of application, which sets forth the detailed terms of the transaction. Once the borrower signs an application and delivers it to us with a deposit and the application is accepted, we consider such loans to be committed loans, subject to our due diligence process and final approval by our investment committee. We generally close a committed loan within four to eight weeks after the application is signed. At any time from the date of acceptance of the application until closing, the borrower may lock in the interest rate on the loan by submission of an additional deposit, payment of an additional fee and execution of a rate lock agreement.

## INVESTMENT NETWORK

We maintain a comprehensive marketing, advertising and public relations program that supports our investment efforts. The objective of the program is to build our name recognition and credibility. We believe, based upon our experience and responses from customers, that we have been successful in achieving our objectives of market awareness and prominence.

### *Property Acquisitions*

Since our initial public offering, we have leveraged our relationships within our loan origination business and our knowledge of the single tenant business to develop relationships with investment sale brokers, through which we primarily identify real property for purchase. We also source property acquisition opportunities directly from developers and owners or investors in real estate assets. Because of the inherent synergies among our products, from time to time we identify property acquisition opportunities through our loan origination network and vice versa.

Our property acquisition network is smaller and less specialized than our loan origination network. As a result, we have found that our sources for property acquisition opportunities require less marketing and training efforts than those required in our loan origination business. We frequently meet with investment sale brokers to discuss our investment criteria. We also include members of our property acquisition network on distributions of our bimonthly newsletters, brochures and other written marketing materials.

### *Loan Origination*

Our principal source of loan origination is our national network of independent mortgage brokers. We also originate loans directly from developers and owners or investors in net leased properties. A significant portion of our loan business is with repeat customers.

Mortgage brokers working with net lease products need specialized knowledge and skills not generally required for traditional real estate debt and equity activities. We routinely meet with mortgage brokers to discuss the latest developments in net lease financing. As part of our efforts to educate our mortgage broker network about net lease financing, we provide bimonthly newsletters, brochures and other written material intended to keep mortgage brokers up to date on the latest underwriting requirements for net lease financings and net leases, lease enhancements, and changes in tenant credit ratings, as well as to provide information on our latest programs.

## UNDERWRITING PROCESS

Once a prospective investment opportunity is identified, the potential transaction undergoes a comprehensive underwriting and due diligence process that is overseen by our investment committee, which consists of seven of our key employees, including the chief executive officer, president, chief financial officer and chief investment officer. The focus of our asset underwriting falls into four primary areas:

- credit and financial reviews of the tenant as well as an assessment of the tenant's business, the overall industry segment and the tenant's market position within the industry;
- lease quality, including an analysis of the term, tenant termination and abatement rights, landlord obligations and other lease provisions;
- a real estate fundamentals review and analysis; and
- an analysis of the risk adjusted returns on the investment.

The credit quality of the tenant under the lease is an important aspect of the underwriting of the transaction. Prior to entering into any transaction, our underwriter, assisted by our chief investment officer and chief financial officer as necessary, conducts a review of the tenant's credit quality. This review may include reviews of publicly available information, including any public credit ratings, audited financial statements, debt and equity analyst reports, and reviews of corporate credit spreads, stock prices, market capitalization and other financial metrics.

While we have no defined minimum credit rating or balance sheet size for tenants, we anticipate that a significant majority of the tenants underlying our investments will have investment grade or implied investment grade credit ratings. For those tenants that either are below investment grade or are unrated, we may conduct additional due diligence, including additional financial reviews of the tenant and a more comprehensive review of the business segment and industry in which the tenant operates.

Assuming that the credit of the tenant under the lease is satisfactory, a thorough review is then conducted into the quality of the lease, focusing primarily on the landlord's obligations under the lease and those provisions of the lease that would permit the tenant to terminate or abate rent prior to the conclusion of the primary lease term. We analyze the lease to ensure that all or substantially all of the property expenses are borne by the tenant or that any property expenses not borne by the tenant are sufficiently underwritten to assure that we can isolate a predictable cash flow from the asset. For our loan investments, we isolate any lease provisions that provide for tenant abatement or termination rights or landlord's obligations, and determine whether to apply appropriate forms of lease enhancements, including as necessary, specialized insurance, reserves or debt service coverage covenants. In addition, each lease is reviewed by outside counsel and a lease summary is provided to our underwriter for use in underwriting the transaction.

Finally, we conduct a review with respect to the quality of the real estate subject to the lease. In all cases, the property is reviewed from a traditional real estate perspective, including quality of construction and maintenance, location and value of the real estate and technical issues such as title, survey and environmental. Appraisals and environmental and, as necessary, engineering reports are obtained from third-parties and reviewed by our underwriter and/or legal counsel. The level of additional review will then vary depending on whether the investment is an owned property or a loan. For our owned properties, we thoroughly review the property's real estate fundamentals, including location and type of the property, vacancy rates and trends in vacancy rates in the property's market, rental rates within the property's market, recent sales prices and demographics in the property's market. As described in detail under "Our Portfolio—Owned Properties" above, we target properties with one or more of the following: located in a primary metropolitan market, fungible asset type, barriers to entry in the market, and a core facility of the tenant. In addition, we may evaluate, or engage a third-party provider to evaluate, alternative uses for the real estate and the costs associated with converting to such alternative uses, as well as to examine the surrounding real estate market in greater detail.

In the case of a loan to a property owner, our real estate due diligence includes a review of the background and financial capabilities of the owner.

In the case of CMBS investments, our underwriter, assisted by our chief investment officer and chief financial officer, thoroughly evaluates the credit, the legal and financial structures and the collateral quality underlying the transaction.

In addition to our review of the quality of any individual transaction, our investment committee also:

- evaluates our current portfolio, including consideration of how the subject transaction affects asset diversity and credit concentrations in the tenant, industry or credit level;
- determines whether we can implement appropriate legal and financial structures, including our ability to control the asset in a variety of circumstances, such as an event of default by the tenant or the borrower, as applicable;
- evaluates the leveraged and unleveraged yield on the asset and how that yield compares to our target yields for that asset class and our analysis of the risk profile of the investment; and
- determines our plans for financing and hedging the asset.

We use integrated systems such as customized software and models to support our decisions on pricing and structuring investments. Before issuing any form of commitment to fund an investment transaction, the transaction must be approved by our investment committee. Our investment committee consists of our chief executive officer, president, chief financial officer, chief investment officer, and three of our senior originators. The committee meets frequently and on an as-needed basis to evaluate potential investments.

In addition, we have a three-member investment oversight committee of our board of directors, which approves all transactions in excess of $50.0 million. Our chief executive officer is the only member of this committee who is an employee of our company.

We believe that we can continue to grow our business more rapidly than we need to expand our general and administrative costs and headcount.

### ASSET MANAGEMENT

We manage a diverse portfolio of real estate assets. For our owned properties where we are responsible for day-to-day management of the property, we typically hire third party property managers who are overseen by employees of our company. Our owned property investments also require that we perform a variety of asset management functions, such as:

- meeting periodically with our tenants;
- monitoring lease expirations and tenant space requirements;
- monitoring the financial condition and credit ratings of our tenants;
- performing physical inspections of our properties;
- making periodic improvements to properties where required;
- monitoring portfolio concentrations (e.g., tenant, industry); and
- monitoring real estate market conditions where we own properties.

### ASSET SURVEILLANCE SYSTEM

We also have created an on-going asset surveillance system that:

- tracks the status of our investments and investment opportunities;
- links into a management program that includes the underlying asset origination or acquisition documents;
- loads expected asset cash flows from our underwriting files into the system;
- imports data from the system into our financial accounting system;
- monitors actual cash flows on each asset through servicer reports;
- immediately identifies issues such as non-payment of rent and servicer advances of rent or debt service through servicer exception reports;
- automatically generates system e-mail notifications when the credit ratings of underlying tenants change; and
- computes coverage and compliance tests for our CDO transactions.

Through this single system we are able to track and document the entire lifecycle of our assets.

### CLOSING PROCESS

From the time we begin to consider an investment until the investment is closed, the prospective transaction undergoes a variety of defined steps and procedures. In connection with the closing process, we will typically need to rely on certain third parties not under our control, including tenants, borrowers, sellers, warehouse lenders, brokers, outside counsel, insurance companies, title companies, environmental consultants, appraisers, engineering consultants and other product or service providers. Our personnel carefully manage the closing process and have developed a streamlined set of procedures, checklists and relationships with many of the third-party providers with whom we do business on an on-going basis.

As set forth above under "Underwriting Process," each transaction goes through a multi-stage underwriting process including review by our investment committee. Transaction underwriting and the documentary process surrounding it is supported by the use of standardized transaction documents, including closing checklists and form acquisition and loan documents, and is further supported by proprietary underwriting and pricing software. All of our transactions are closed by our in-house closing staff. That staff seeks to close our loan transactions four to eight weeks after the application is signed and close property acquisitions four to eight weeks after a purchase and sale agreement is signed, while at the same time maintaining our underwriting standards.

### COMPETITION

We are subject to significant competition in each of our business segments. We compete with specialty finance companies, insurance companies, commercial banks, investment banks, savings and loan associations, mortgage bankers, mutual funds, institutional investors, pension funds, hedge funds, other lenders, governmental bodies and individuals and other entities, including REITs. We may face new competitors and, due to our focus on net lease and other single tenant properties located throughout the United States, and because many of our competitors are locally and/or regionally focused, we will not encounter the same competitors in each region of the United States.

Many of our competitors have greater financial and other resources and may have other advantages over our company. Our competitors may be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. We may also incur costs on unsuccessful acquisitions that we will not be able to recover.

## ENVIRONMENTAL MATTERS

Under various federal, state and local environmental laws, a current owner of real estate may be required to investigate and clean up contaminated property. Under these laws, courts and government agencies have the authority to impose cleanup responsibility and liability even if the owner did not know of and was not responsible for the contamination. For example, liability can be imposed upon us based on the activities of our tenants or a prior owner. In addition to the cost of the cleanup, environmental contamination on a property may adversely affect the value of the property and our ability to sell, rent or finance the property, and may adversely impact our investment in that property.

Prior to acquisition of a property, we obtain Phase I environmental reports. These reports are prepared in accordance with an appropriate level of due diligence based on our underwriting standards and generally include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property's chain of title and review of historic aerial photographs and other information on past uses of the property and nearby or adjoining properties. We may also obtain a Phase II investigation which may include limited subsurface investigations and tests for substances of concern where the results of the Phase I environmental reports or other information indicates possible contamination or where our consultants recommend such procedures.

We believe that our portfolio is in compliance in all material respects with all federal, state and local laws and regulations regarding hazardous or toxic substances and other environmental matters.

At December 31, 2007, we were not aware of any environmental concerns that would have a material adverse effect on our financial position or results of operations.

## EMPLOYEES

As of December 31, 2007, we had 22 employees. We have an experienced staff, many of the members of which have been previously employed by the real estate departments from major financial institutions, law firms and rating agencies. We believe that our relations with our employees are good. None of our employees are unionized.

## AVAILABLE INFORMATION

We are required to file annual, quarterly and current reports, proxy statements and other information with the SEC. Investors may read and copy any document that we file, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, from which investors can electronically access our SEC filings.

We also make available free of charge on or through our Web site (www.caplease.com), our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Investors can access our filings with the SEC by visiting the investor relations section of our web site at www.caplease.com.

The information on our web site is not, and shall not be deemed to be, a part of this report or incorporated into any other filings we make with the SEC.

## Item 1A. Risk Factors

*Set forth below and elsewhere in this annual report on Form 10-K and in other documents we file or furnish with the SEC are risks and uncertainties that could adversely affect our business and operations and cause actual results to differ materially from the results contemplated by any forward-looking statements made by us or on our behalf.*

### RISKS RELATED TO OPERATIONS

**The market price of our stock may be adversely impacted by our pace of investment activity.**

The markets in which we compete for investments are highly competitive and our pace of investment activity continues to be impacted by competitive conditions. If our pace of investment activity does not match market expectations the market price of our stock could be adversely affected.

**We conduct a significant part of our business with Wachovia Bank, N.A. and its affiliates, and their continued business with us is not guaranteed.**

We rely on Wachovia Bank, N.A. and its affiliates in various aspects of our business. For example:

- Wachovia Bank and its affiliates provide us with short-term financing through a repurchase agreement and a revolving loan agreement.
- We have obtained mortgage financing on our owned properties from Wachovia Bank in the past, and we expect to continue to do so in the future.
- Affiliates of Wachovia Bank have performed investment banking services for us, including in connection with our initial public offering, our initial CDO transaction and our Series A preferred stock and each of our two follow-on common stock offerings.
- Wachovia Bank acts as loan servicer of the assets financed under our repurchase facility.
- We enter into derivative transactions from time to time with Wachovia Bank.

These parties are not obligated to do business with us, and any adverse developments in their business or in our relationship with them could result in these parties choosing not to do business with us or a significant reduction in our business with them. Termination of our business with Wachovia Bank, N.A. or its affiliates or a significant reduction in our business with these parties could have a material adverse effect on our business, operating results and financial condition.

**If we lower our dividend, the market value of our common stock may decline.**

The level of our common stock dividend is established by our board of directors from time to time based on a variety of factors, including our cash available for distribution, our funds from operations and our maintenance of REIT status. Various factors could cause our board of directors to decrease our common stock dividend level, including tenant defaults resulting in a material reduction in our cash flows or a material loss resulting from an adverse change in one or more of the tenants underlying our investments. If we are required to lower our common stock dividend, the market value of common stock in our company could be adversely affected.

### RISKS RELATED TO PORTFOLIO ASSETS

**Single tenant leases involve significant risks of tenant default.**

We focus our investment activities on real properties and loans on real properties that are leased to single tenants. Therefore, the financial failure of, or other default in payment by, a single tenant under its lease is likely to cause a complete reduction in the operating cash flows from that investment and a significant reduction in the value of our investment, and could cause a significant reduction in our revenues and a significant impairment loss recorded directly to our Statement of Operations.

**An adverse change in the financial condition of one or more tenants underlying our investments could have a material adverse impact on us.**

We rely on rent payments by the underlying tenant for our cash flows and make portfolio investments based on the financial strength of such tenant and our expectations of their continued payment of rent under the lease. Therefore, adverse changes in the financial condition of the tenants or the certainty of their ability to pay rents could have a material adverse impact on us. For example:

- The bankruptcy or insolvency of any of our tenants could result in that tenant ceasing to make rental payments, resulting in a reduction of our cash flows and losses to our company.
- The value of our investments is substantially driven by the credit quality of the underlying tenant or tenants, and an adverse change in the subject tenant's financial condition or a decline in the credit rating of such tenant may result in a decline in the value of our investments and a charge to our Statement of Operations.
- An adverse change in the financial condition of one or more of the tenants underlying our investments or a decline in the credit rating of one or more of the tenants underlying our investments could result in a margin call if the related asset is being financed on our short-term borrowing facilities, and could make it more difficult for us to arrange long-term

financing for that asset, including by increasing our cost of financing.

- We own the subordinate classes in our CDO financings and subordinate equity in any other term financings. If the underlying tenant on any asset financed in our CDO or other term financing fails to make rental payments, our cash flows may be redirected to the senior owners.

**We are subject to tenant credit concentrations that make us more susceptible to adverse events with respect to certain tenants.**

We are subject to tenant credit concentrations, the most significant of which are the following as of December 31, 2007:

- approximately $219.4 million, or 10.3%, of our assets represent investments in properties leased to the United States Government; and
- approximately $198.2 million, or 9.3%, of our assets represent investments in properties leased to, or leases guaranteed by, Nestlé Holdings, Inc.

Any bankruptcy, insolvency or failure to make rental payments by, or any adverse change in the financial condition of, one or more of these tenants, or any other tenant to whom we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

**We are subject to tenant industry concentrations that make us more susceptible to adverse events with respect to certain industries.**

We are subject to industry concentrations, the most significant of which are the following as of December 31, 2007:

- approximately $341.9 million, or 16.1%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the insurance industry (e.g., Aon Corporation, Allstate Insurance Company, Farmers New World Life Insurance Company, Aetna Life Insurance Company, Factory Mutual Insurance Company and Travelers Corporation);
- approximately $258.7 million, or 12.2%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the food and beverage industry (e.g., Nestlé Holdings, Inc. and Cadbury Schweppes Holdings (US));
- approximately $164.9 million, or 7.8%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the retail grocery industry (e.g., The Kroger Co. and Koninklijke Ahold, N.V.);
- approximately $144.0 million, or 6.8%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the financial industry (e.g., Capital One Financial Corporation, AmeriCredit Corp. and AMVESCAP PLC); and
- approximately $140.0 million, or 6.6%, of our assets represent investments in properties leased to, or leases guaranteed by, companies in the retail department stores industry (e.g., TJX Companies, Inc. and Kohl's Corporation).

Any downturn in one or more of these industries, or in any other industry in which we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

**We are subject to geographic concentrations that make us more susceptible to adverse events in these areas.**

We are subject to geographic concentrations, the most significant of which are the following as of December 31, 2007:

- approximately $226.6 million, or 10.7%, of our assets represent investments in properties located in the Philadelphia, Pennsylvania metropolitan area;
- approximately $187.3 million, or 8.8%, of our assets represent investments in properties located in the Washington, D.C. metropolitan area;
- approximately $186.3 million, or 8.8%, of our assets represent investments in properties located in the Chicago, Illinois metropolitan area;
- approximately $151.6 million, or 7.1%, of our assets represent investments in properties located in the New York City and Northern New Jersey area;
- approximately $106.3 million, or 5.0%, of our assets represent investments in properties located in the Dallas/Fort Worth, Texas metropolitan area; and
- approximately $105.3 million, or 5.0%, of our assets represent investments in properties located in the Southern California area.

An economic downturn or other adverse events or conditions such as terrorist attacks or natural disasters in one or more of these areas, or any other area where we may have a significant credit concentration now or in the future, could result in a material reduction of our cash flows or material losses to our company.

**Our investments in assets backed by below investment grade credits have a greater risk of default.**

We invest in assets where the underlying tenant's credit rating is below investment grade (approximately $201.0 million, or 9.5%, of our portfolio as of December 31, 2007). These investments will have a greater risk of default and bankruptcy than investments in properties leased exclusively to investment grade tenants.

**Our investments in assets where the underlying tenant does not have a publicly available credit rating expose us to certain risks.**
We have historically been successful at obtaining attractively priced term financing for our assets due in part to the high credit quality of the underlying tenant. When we invest in a loan or property where the underlying tenant does not have a publicly available credit rating, we rely on our own estimates of the tenant's credit rating and usually subsequently obtain a private rating from S&P or Moody's to allow us to finance the asset as we had planned. If our lender, S&P or Moody's disagrees with our ratings estimates, we may not be able to obtain our desired level of leverage and/or our financing costs may exceed those that we projected. This outcome could have an adverse impact on our returns on that asset and hence our operating results.

**Our investments may be subject to impairment charges.**
We periodically evaluate our investments for impairment indicators. The judgment regarding the existence of impairment indicators is based on a variety of factors depending upon the nature of the investment, but generally includes an evaluation of the credit quality of the underlying tenant, our expectations regarding future cash flows and the fair market value of our investment and/or related collateral. If we determine that an impairment has occurred, we would be required to reduce the carry value of our investment, which would adversely affect our results of operations and funds from operations through losses recorded directly to our Statement of Operations in the applicable period.

## RISKS RELATED TO OWNERSHIP OF REAL ESTATE

**Bankruptcy laws will limit our remedies if a tenant becomes bankrupt and rejects our lease.**
We rely on rent payments under our lease with the tenant to service our financing of the property and to generate the spread we earn on the asset. If the tenant becomes insolvent or bankrupt, our lease may be rejected and rent payments could cease. In such a case, our remedies will be limited under the United States Bankruptcy Code. We may not be able to recover the premises promptly from the tenant and our claim for damages, which will be unsecured and is limited to rent under the lease for the greater of one year or 15 percent (but not more than three years) of the remaining term, plus rent already due but unpaid, may not be sufficient to cover our debt service and any other expenses with respect to the property.

**Operating expenses of our properties could reduce our cash flow and funds available for future dividends.**
For certain of our owned properties, we are responsible for operating costs of the property. In these instances, our lease requires the tenant to reimburse us for all or a portion of these costs, either in the form of an expense reimbursement or increased rent. Our reimbursement may be limited to a fixed amount or a specified percentage annually. To the extent operating costs exceed our reimbursement, our returns and net cash flows from the property and hence our overall operating results and cash flows could be materially adversely affected.

**We have greater exposure to operating costs when we invest in owned properties leased to the United States Government.**
Our leases with the United States Government are typical Government Services Administration, or GSA, type leases. These leases do not provide that the United States Government is wholly responsible for operating costs of the property, but include an operating cost component within the rent we receive that increases annually by an agreed upon percentage based upon the Consumer Price Index, or CPI. Thus, we have greater exposure to operating costs on our properties leased to the United States Government because if the operating costs of the property increase faster than CPI, we will bear those excess costs.

**We may not be able to renew our leases or re-lease our properties.**
Upon the expiration of leases on our properties, we may not be able to re-let all or a portion of that property, or the terms of re-letting (including the cost of concessions to tenants) may be less favorable to us than current lease terms. There can be no assurance that we will be able to retain tenants upon the expiration of their leases. If we are unable to re-let promptly, or if the rental rates upon re-letting are significantly lower than the current rates, our funds from operations and cash available for distribution to stockholders will be adversely affected due to the resulting reduction in rental receipts and increase in property operating costs.

These risks are increased as a result of our acquisition of the EntreCap Portfolio during 2007. All of the properties in the EntreCap Portfolio other than the Kroger properties are subject to leases that expire in the next 18 months to five years, including the Factory Mutual Insurance Company lease that expires in July 2009. It may be difficult to re-let these properties at the end of the lease term, and the terms of any such re-let may be less favorable to us than the current lease terms. The Factory Mutual Insurance Company lease also includes a renewal option significantly lower than the current lease rate. In addition, certain of the properties in the EntreCap Portfolio are subject to leases with rents significantly above market. For example, the current rent on the Travelers Corporation property is approximately $47 per square foot, while market rent in Hartford, Connecticut for similar buildings is approximately $12 per square foot. The rental rate we are able to secure upon renewal or re-letting these properties is expected to be significantly lower than our current rent.

**It may be difficult for us to buy and sell real estate quickly.**
Real estate investments are relatively illiquid. Our ability to vary our portfolio by selling and buying properties in response to changes in economic and other conditions is limited. In addition, the mortgage debt we put on the property and REIT tax requirements restrict our ability to quickly re-sell properties we have purchased. If we must sell a property, we cannot assure you that we will be able to dispose of the property in the time period we desire or that the sales price of the property will recoup or exceed our cost for the property.

**An uninsured loss or a loss that exceeds the insurance policy limits on our owned properties could subject us to lost capital or revenue on those properties.**
Our comprehensive loss insurance policies may include substantial deductibles and certain exclusions. For example, our earthquake insurance coverage for properties we own in seismic zones 3 or 4 will typically include a customary deductible of five percent of our insurable value. If we are subject to an uninsured loss or a loss that is subject to a substantial deductible, we could lose part of our capital invested in, and anticipated revenue from, the property, which could harm our operating results and financial condition and our ability to pay dividends.

**Noncompliance with environmental laws could adversely affect our financial condition and operating results.**
The real properties we own are subject to various federal, state and local environmental laws. Under these laws, courts and government agencies have the authority to require the current owner of a contaminated property to clean up the property, even if the owner did not know of and was not responsible for the contamination. For example, liability can be imposed upon us based on activities of one of our tenants or a prior owner.

Prior to acquisition of a property, we obtain Phase I environmental reports and, in some cases, a Phase II environmental report. However, these reports may not reveal all environmental conditions at a property and we may incur material environmental liabilities of which we are unaware. The costs incurred to clean up a contaminated property, to defend against a claim, or to comply with environmental laws could be material and could adversely affect our financial condition and operating results.

**Our real estate investments are subject to risks particular to real property.**
As an owner of real property (including any real property we may acquire upon a loan foreclosure), we are subject to various additional risks not otherwise discussed in these risk factors and generally incident to the ownership of the real estate. These risks may include those listed below:

- civil unrest, acts of God, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism, including the consequences of the terrorist attacks, such as those that occurred on September 11, 2001;
- adverse changes in national and local economic and market conditions;
- the costs of complying or fines or damages as a result of non-compliance with the Americans with Disabilities Act;
- changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;
- the ongoing need for capital improvements, particularly in older structures; and
- other circumstances beyond our control.

Should any of these events occur, our financial condition and operating results could be adversely affected.

**RISKS RELATED TO DEBT ASSETS**

**Our investments in commercial mortgage-backed securities may be subordinated.**
As of December 31, 2007, our CMBS investments included $39.5 million of below investment grade bond classes (approximately 1.9% of our portfolio as of December 31, 2007). Generally, these classes represent subordinate classes of the securitization pool, meaning that we hold the "first loss" position or a near "first loss" position in the event of losses on the assets within the pool. We may not be able to recover our investment in these subordinated CMBS classes. In addition, the value of these subordinated investments may be adversely affected by defaults or decreases in the value of the underlying collateral, increases in market rates for similar collateral pools or economic downturns, and we may be required under GAAP to record an impairment loss on our investment if any of these developments occur.

**We have limited recourse in the event of a default on any of our mortgage loans.**
Our mortgage loan investments are non-recourse obligations of the property owner, and, in the event of default, we are generally dependent entirely on the loan collateral to recover our investment. Our loan collateral consists primarily of a mortgage on the underlying property and an assignment of the tenant's lease. To the extent the tenant fails to make its lease payments, recovery of our investment will depend upon the liquidation value of the underlying real property. The liquidation value of a commercial property may be adversely affected by risks generally incident to interests in real property, including changes in general or local economic conditions and/or specific industry segments, declines in real estate values, increases in interest rates, real estate tax rates and other operating expenses including energy costs, changes in governmental rules, regulations and fiscal policies,

including environmental legislation, acts of God, and other factors which are beyond our or our borrower's control. There can be no assurance that our remedies with respect to the loan collateral will provide us with a recovery adequate to recover our investment.

**We may experience losses on our mortgage loans.**
We originate mortgage loans on properties subject to a net lease as part of our investment strategy. The typical net lease requires the borrower or tenant to maintain casualty insurance on the underlying property. These insurance policies may include substantial deductibles and certain exclusions. If the underlying property is subject to a casualty loss that is uninsured or subject to a substantial deductible, rent payments on the related lease may cease, our loan may default and we could lose some or all of our investment.

**Our collateral rights under our corporate credit notes are limited.**
Our collateral rights on our corporate credit notes are more limited than the collateral rights we have under our long-term mortgage loans. Our corporate credit notes represent one of two notes comprising a single first mortgage loan on a net lease property. Both notes are secured by the same first mortgage and assignment of the tenant's lease and rents, and the note holders have agreed amongst themselves that the corporate credit note holder will have a junior claim on the real estate mortgage and a senior claim on the rents in the event of a tenant bankruptcy and lease rejection. So our collateral rights with respect to the real estate mortgage will be junior to the holder of the related real estate note. Further, while we will have a senior claim on the lease assignment in a tenant bankruptcy, our claim for damages will be unsecured and limited to an amount defined under the Bankruptcy Code (the greater of one year's rent or 15% (but not more than three years) of rent over the remaining lease term, plus rent already due but unpaid).

**Our mezzanine investments have a greater risk of loss than mortgage loans.**
We make mezzanine and other generally subordinate investments. These investments generally involve a higher degree of risk than our first mortgage loans. While we expect most of these investments will be secured, we expect our right to payment and security interest will be subordinated to one or more senior lenders. Therefore, we may be limited in our rights to collect scheduled payments on these investments and to recover any of our investment through a foreclosure of collateral.

Our mezzanine investments may also include an interest only payment schedule, with the principal amount remaining outstanding and at risk until the maturity of the obligation. In this case, a borrower's ability to repay its obligation may be dependent upon a liquidity event, such as a sale of the related property or other collateral or refinancing of the debt.

**We may be subject to losses from the investments we make in franchise loans.**
During 2006, we entered into a revolving credit agreement with a third party borrower. We agreed to fund loans from time to time of up to $12 million to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. These loans are secured by a pledge of the borrower's interest in the joint venture and a guarantee by one of the principals of the borrower. While our commitment to fund these loans has now been terminated, we had loans of approximately $6.7 million to the borrower as of December 31, 2007. Our loans expose us to various unique risks, which could result in losses to us. These risks include the following:

- Because our investments ultimately fund franchise loans, our ability to collect interest on and scheduled principal payments of our loans will be depend in part upon the financial health of the underlying franchisees' business. We have very limited experience evaluating franchise loans and we do not re-underwrite the underlying franchise loans, but rely primarily on the underwriting efforts performed by or on behalf of our borrower.
- Adverse events with respect to one or more of the YUM! Brands franchises, such as the E. coli outbreak associated with Taco Bell Stores in November/December 2006, could adversely impact the underlying franchisee borrowers and hence our investment.
- A third party lender has a first priority lien in the underlying franchise loans, and therefore, our collateral is limited in the event of a default by our borrower as a result of non-payment by a franchisee.

**Development loans involve greater risk of loss than loans secured by income producing properties.**
We make investments in development loans that involve a higher degree of risk than long-term senior mortgage loans secured by income-producing real property, due to a variety of factors. These factors include the subordinate status of our loan investment, dependence for repayment on successful completion and operation of the project, difficulties in estimating construction or rehabilitation costs, loan terms that often require little or no amortization, and the possibility that a foreclosure by the holder of the senior loan could result in a substantial decrease in the value of our collateral. Accordingly, in the event of a borrower default, we may not recover some or all of our investment in our development loans.

**We may be required to repurchase assets that we have sold or to indemnify holders of the notes issued in our term financings.**

If any of the assets we originate or acquire and sell or pledge to obtain long-term financing do not comply with representations and warranties that we make about certain characteristics of the assets, the borrowers and the underlying properties, we may be required to repurchase those assets or replace them with substitute assets. In addition, in the case of assets that we have sold, we may be required to indemnify persons for losses or expenses incurred as a result of a breach of a representation or warranty. Repurchased assets may require a significant allocation of working capital to carry on our books, and our ability to borrow against such assets may be limited. Any significant repurchases or indemnification payments could materially and adversely affect our financial condition and operating results.

**Maintenance of our Investment Company Act of 1940 exemption imposes limits on our operations.**

We intend to continue to conduct our business in a manner that allows us to avoid registration as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Under Section 3(c)(5)(C) of the 1940 Act, entities that are primarily engaged in the business of purchasing or otherwise acquiring "mortgages and other liens on and interests in real estate" are not treated as investment companies. The position of the SEC staff generally requires us to maintain at least 55% of our assets directly in qualifying real estate interests in order for us to rely on this exemption (the "55% Requirement"). To constitute a qualifying real estate interest under this 55% Requirement, a real estate interest must meet various criteria. Mortgage securities that do not represent all of the certificates issued with respect to an underlying pool of mortgages may be treated as securities separate from the underlying mortgage loans and, thus, may not qualify for purposes of the 55% Requirement. Our ownership of these mortgage securities, therefore, is limited by the provisions of the 1940 Act and SEC staff interpretations. We cannot assure you that efforts to pursue our investment strategy will not be adversely affected by operation of the 1940 Act.

## RISKS RELATED TO BORROWINGS

**Leveraging our portfolio is an important component of our strategy and subjects us to increased risk of loss.**

A key component of our strategy is to borrow against, or leverage, our assets to allow us to invest in a greater number of assets and enhance our asset returns. However, leverage also subjects us to increased risk of loss. The use of leverage may result in increased losses to us in the following ways:

- We rely on the cash flows from the assets financed to fund our debt service requirements. Therefore, in the event of a tenant default on its rent payments, our losses are expected to increase as we will need to fund our debt service requirements from other sources.
- To the extent we have financed our assets under our variable rate short-term borrowing facilities, our debt service requirements will increase as short-term interest rates rise. Therefore, if short-term interest rates rise in excess of the yields on our assets financed, we will be subject to losses.
- Our lenders will have a first priority claim on the collateral we pledge and the right to foreclose on the collateral. Therefore, if we default on our debt service obligations, we would be at risk of losing the related collateral.
- Our short-term borrowing facilities are fully recourse lending arrangements. Therefore, if we default on these obligations, our lenders will have general recourse to our company's assets, rather than limited recourse to just the assets financed.

**Increases in our cost of financing may cause our expected spreads on new assets to erode.**

The profitability of our portfolio (and, in turn, our business) is driven by the returns on our assets, based on the spread between the yields generated by our assets and the cost of financing our portfolio. We generally secure long-term financing for our assets after we agree to acquire them. Therefore, if our cost to finance our assets increases over our assumptions at the time we commit to invest, the spread we expected to earn on the asset (and hence our overall portfolio) will erode. Various factors could cause our financing cost to increase, including:

- a decline in the credit rating of the underlying tenant;
- increases in long-term interest rates;
- market dislocation events, such as the recent events affecting the general credit markets;
- ineffectiveness of our hedging strategies;
- weakening economic conditions; and
- United States military activity and terrorist activities.

Spread erosion could have a material adverse effect on our cash flows, results of operations and financial condition.

**We may not be able to implement our long-term financing strategy.**

We secure long-term financing of our assets to enable us to invest in a greater number of assets and enhance our asset returns. We expect our leverage to average 70% to 85% of our assets in portfolio. Our ability to implement our long-term financing strategy is subject to the following risks:

- We may not be able to achieve our desired leverage level due to decreases in the market value of our assets, increases in interest rates and other factors.
- We are subject to conditions in the mortgage, CDO and other long-term financing markets which are beyond our control,

including the liquidity of these markets and maintenance of attractive credit spreads.

- In the event of an adverse change in the financial condition of our underlying tenant, it may not be possible or it may be uneconomical for us to obtain long-term financing for the subject asset.

Our inability to implement our long-term financing strategy may cause us to experience lower leveraged returns on our assets than would otherwise be the case, and could have a material adverse effect on our operating results.

**We may not be able to finance our investments on a long-term basis on attractive terms, which may require us to seek more costly financing for our investments or to liquidate assets.**

As part of our investment strategy, we acquire loans and securities which we finance on a short-term basis with a view to long-term financing once we have aggregated a sufficiently large enough pool to finance the assets efficiently. During the period we finance these assets on a short-term facility, we bear the risk of being unable to finance the assets on a long-term basis at attractive prices or in a timely matter, or at all. If it is not possible or economical for us to finance such assets on a long-term basis, we may be unable to pay down our short-term credit facilities, or be required to liquidate the assets at a loss in order to do so.

**Our use of debt financing could have a material adverse effect on our financial condition.**

We are subject to the risks normally associated with debt financing, including the risk that our cash flows will be insufficient to meet required principal and interest payments and the risk that we will be unable to refinance our existing indebtedness, or that the terms of such refinancing will not be as favorable as the terms of our existing indebtedness. As of December 31, 2007, the scheduled principal payments on our long-term debt over the next five years and thereafter were as follows:

*(in thousands, notional amounts where appropriate, otherwise carrying amounts)*

| | EXPECTED MATURITY DATES | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | THEREAFTER |
| Mortgages on real estate investments | $11,447 | $13,371 | $15,741 | $36,433 | $132,081 | $774,697 |
| Collateralized debt obligations | (38) | (41) | 22,792 | 10,861 | 13,290 | 221,363 |
| Secured term loan | 5,801 | 9,649 | 12,191 | 13,737 | 15,380 | 72,763 |
| Convertible senior notes | — | — | — | — | — | 75,000 |
| Other long-term debt | — | — | — | — | — | 30,930 |

*Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.*

Included in the above amounts are balloon payments on our debt instruments. Most of our debt provides for balloon payments that are payable at maturity. Our ability to make these balloon payments will depend upon our ability to refinance the related debt, and/or sell assets or any related collateral. Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available interest rate levels, the lease terms for and equity in any related collateral, our financial condition and the operating history of the collateral, if any. If we are unable to obtain sufficient financing to fund the scheduled balloon payments or to sell the related collateral at a price that generates sufficient proceeds to pay the scheduled balloon payments, we could lose our entire investment in the asset.

Our convertible senior notes and other long-term debt are unsecured and, therefore, it may be more difficult to generate sufficient proceeds to repay these obligations in the future. These obligations are also recourse, meaning that our lender will have general recourse against our assets if we fail to make required payments on the debt.

If our debt cannot be paid, refinanced or extended, we may not be able to make distributions to stockholders at expected levels or at all. Further, if prevailing interest rates or other factors at the time of a refinancing result in higher interest rates or other restrictive financial covenants upon the refinancing, then such refinancing would adversely affect our cash flows and funds available for operation and distribution.

**Hedging transactions may not effectively protect us against anticipated risks and may subject us to certain other risks and costs.**

We enter into hedging transactions to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing for our assets. Our hedging strategy exposes us to certain risks, among them the following:

- No hedging activity can completely insulate us from the risks associated with changes in interest rates and, therefore, our hedging strategy may not have the desired beneficial impact on our results of operations or financial condition.

- There will be various market risks which we do not intend or expect to hedge against, including changes in credit spreads.
- Hedging transactions are entered into at the discretion of our management team and they may conclude that it is not in our company's best interest to hedge the interest rate risks with respect to certain expected long-term financings.
- Our hedging strategy may serve to reduce the returns which we could possibly achieve if we did not utilize the hedge.
- Because we intend to structure our hedging transactions in a manner that does not jeopardize our status as a REIT, we are limited in the type of hedging transactions that we may use.
- Hedging costs increase as the period covered by the hedge increases and during periods of rising and volatile interest rates. We may increase our hedging activity and thus increase our hedging costs during periods when interest rates are volatile or rising.
- Our hedging transactions may not perform as expected, including during periods or market dislocation.
- If we do not obtain long-term financing in the time frame we designate at the time of the hedge transaction, our hedging strategy may not have the desired beneficial impact on our results of operations or financial condition.

**We may fail to qualify for hedge accounting treatment.**
We record derivative and hedge transactions in accordance with United States generally accepted accounting principles, specifically Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). Under these standards, we may fail to qualify for hedge accounting treatment for a number of reasons, including if we use instruments that do not meet the SFAS No. 133 definition of a derivative (such as short sales), we fail to satisfy SFAS No. 133 hedge documentation requirements or we fail initial or subsequent quarterly hedge effectiveness assessment requirements. If we fail to qualify for hedge accounting treatment, our operating results may suffer because any losses on the derivatives we enter into would be charged to our Statement of Operations without any offset from the change in fair value of the related hedged transaction.

**Our existing short-term borrowing facilities may be unavailable to us.**
We borrow money under short-term borrowing facilities to fund all or part of our investment in most of our assets. These facilities are uncommitted as the lender must agree to each asset financed. Further, our repurchase agreement is a one-year facility that matures in August, and there can be no assurance that our lender will renew the agreement at maturity. We cannot assure you that our short-term borrowing facilities will continue to be available to us.

**Our short-term financings may expose us to interest rate risks and margin calls.**
Our borrowings under our short-term borrowing facilities are currently at variable rates and are adjusted monthly relative to market interest rates. Increases in short-term rates, particularly London Interbank Offered Rates, or LIBOR, which is the borrowing base on our short-term borrowing facilities, will cause our borrowing rates to rise and our net income to decrease. If interest rates on our borrowings rise in excess of the yields on our assets financed, we will be subject to losses on those assets.

The amount available to us under our short-term borrowing facilities depends in large part on the lender's valuation of the assets that secure our financings. The facilities provide the lender the right, under certain circumstances, to re-evaluate the collateral that secures our outstanding borrowings. In the event the lender determines that the value of the collateral has decreased (for example, in connection with a decline in the credit rating of the underlying tenant), it has the right to initiate a margin call or reduce our availability under the facility. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowings at a time when we may not have a sufficient portfolio of assets or cash to satisfy the margin call. Any failure by us to meet a margin call could cause us to default on our short-term borrowing facilities and otherwise have a material adverse effect on our financial condition and operating results.

**Changes in the accounting treatment of the convertible senior notes we issued in October 2007 could decrease our earnings per share and, potentially, our stock price.**
In August 2007, the Financial Accounting Standards Board issued a proposed staff position that would change the current accounting treatment for the convertible senior notes we issued in October 2007. We are currently monitoring developments on the proposal and the related impact on our accounting for the notes. We cannot predict the outcome of the proposed staff position or any changes in GAAP that may be made affecting accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse impact on our historical or future financial results and could adversely affect the trading price of our common stock.

**The use of CDO financings with coverage tests may have a negative impact on our operating results and cash flows.**
We have issued one CDO financing to date, and we may issue additional CDOs as part of our financing strategy in the future. We retain the subordinate classes of bonds in our CDO financings. The terms of the CDO securities issued by us include cash flow coverage tests that are used primarily to determine whether and to what extent principal and interest proceeds on the underlying assets may be used to pay principal of and interest

on the subordinate classes of bonds in the CDO. These cash flow coverage tests consist of an overcollateralization test and an interest coverage test. The overcollateralization test ensures that a minimum amount of collateral par amount secures the related notes. The interest coverage test ensures that cash coupon payments generated from the CDO collateral will be adequate to pay fees and interest due on the related notes.

In the event the cash flow coverage tests are not satisfied, interest and principal that would otherwise be payable on the subordinate classes may be re-directed to pay principal on the senior bond classes. Therefore, failure to satisfy these coverage tests could adversely affect our operating results and cash flows.

## RISKS RELATED TO LEASE ENHANCEMENTS

**Our lease enhancement mechanisms may fail.**

We have developed certain lease enhancement mechanisms designed to reduce the risks inherent in our net lease investments. These lease enhancement mechanisms include:

- casualty and condemnation insurance policies that protect us from any losses due to any rights the tenant may have to terminate the underlying net lease or abate rent as a result of a casualty or condemnation; and
- borrower reserve funds that protect us from any losses due to any rights the tenant may have to terminate the underlying net lease or abate rent as a result of the failure of the property owner to maintain and repair the property or related common areas.

These lease enhancement mechanisms may not protect us against all losses. For example, our casualty and condemnation policies typically contain exclusions relating to war, insurrection, rebellion, revolution or civil riot and radioactive matter, earthquakes (in earthquake zones) and takings (other than by condemnation) by reason of danger to public health, public safety or the environment. In addition, amounts in the borrower reserve fund may be insufficient to cover the cost of maintenance or repairs, and the borrower may fail to perform such maintenance or repairs at its own expense. The failure of our lease enhancement mechanisms may result in the loss of all or part of our capital invested in, and profits anticipated from, our investment, and could adversely affect our financial condition and operating results.

**We depend on our insurance carriers to provide and honor lease enhancements.**

We presently obtain specialized lease enhancement insurance policies from two carriers. The limited number of insurance carriers available to provide lease enhancements restricts our ability to replace such insurers. Any of the following developments with respect to our carriers may have a material adverse effect on our financial condition and operating results:

- a deterioration in our relationship with one or both of our carriers;
- a bankruptcy or other material adverse financial development with respect to one or both of our carriers; and
- a dispute as to policy coverage with one or both of our carriers.

**We may determine not to apply lease enhancement mechanisms that would otherwise protect us.**

In determining whether a lease enhancement mechanism is appropriate, we examine the costs and benefits of the lease enhancement mechanism in light of our analysis of the risks associated with the underlying net lease. As a result of this analysis, we may decline to apply a lease enhancement mechanism that would otherwise protect us. Actual losses may exceed our estimates and, therefore, our decision not to apply appropriate lease enhancement mechanisms may result in the loss of all or part of our capital invested in, and profits anticipated from, our investment, and could adversely affect our financial condition and operating results.

## RISKS RELATED TO BUSINESS STRATEGY AND POLICIES

**We face significant competition that could harm our business.**

We are subject to significant competition in each of our business segments. We compete with specialty finance companies, insurance companies, investment banks, savings and loan associations, banks, mortgage bankers, mutual funds, institutional investors, pension funds, hedge funds, other lenders, governmental bodies and individuals and other entities, including REITs. We may face new competitors and, due to our focus on net lease and other single tenant properties located throughout the United States, and because many of our competitors are locally and/or regionally focused, we may not encounter the same competitors in each region of the United States. Many of our competitors have greater financial and other resources and may have other advantages over our company. Our competitors may be willing to accept lower returns on their investments, may have access to lower cost capital and may succeed in buying the assets that we target for acquisition. We may incur costs on unsuccessful acquisitions that we will not be able to recover. Our failure to compete successfully could have a material adverse effect on our financial condition and operating results.

**Our network of independent mortgage brokers and investment sale brokers may sell investment opportunities to our competitors.**

An important source of our investments comes from independent mortgage brokers and investment sale brokers. These brokers are not contractually obligated to do business with us. Further, our competitors also have relationships with many of these brokers and actively compete with us in our efforts to obtain investments from these brokers. As a result, we may lose potential transactions to our competitors, causing our investment pace to slow, which could have a material adverse effect on the market price of our stock.

**Joint venture investments will expose us to certain risks.**
We may from time to time enter into joint venture transactions for portions of our existing or future portfolio assets, which may include certain of our real properties and/or some or all of our loan and securities investments. Investing in this manner subjects us to certain risks, among them the following:

- We will not exercise sole decision-making authority regarding the joint venture's business and assets and, thus, we may not be able to take actions that we believe are in our company's best interests.
- We may be required to accept liability for obligations of the joint venture (such as recourse carve-outs on mortgage loans) beyond our economic interest.
- Our returns on joint venture assets may be adversely affected if the assets are not held for the long-term, or a period of about ten years.

As part of our continuing evaluation of joint venture opportunities, we have made a passive investment in a real estate investment and management company. The entity is a start-up company and, thus, our investment is highly speculative. If the company is unable to execute its business plan, which includes raising sufficient capital, or if we or other investors fail to make required capital contributions, our investment could be adversely affected. Our investment also generally does not entitle us to voting rights and, therefore, our ability to influence management policy is very limited. We could lose some or all of this investment.

**Our ability to grow our business will be limited by our ability to attract debt or equity financing, and we may have difficulty accessing capital on attractive terms.**
We expect to fund future investments primarily from debt or equity capital. Therefore, we are dependent upon our ability to attract debt or equity capital from public or institutional lenders. The capital markets during the second half of 2007 and to date in 2008 have entered a period of significant instability, and this instability may continue, and result in us being unable to raise additional capital at an acceptable cost. The capital markets also have been, and in the future may be, adversely affected by various other events or conditions beyond our control, such as the United States' military involvement in the Middle East and elsewhere, the terrorist attacks on September 11, 2001, the ongoing War on Terrorism by the United States and the bankruptcy of major companies, such as Enron Corp. Events such as an escalation in the War on Terrorism, new terrorist attacks, or additional bankruptcies in the future, as well as other events beyond our control, could adversely affect the availability and cost of capital for our business. As a REIT, we will also be dependent upon the availability and cost of capital in the REIT markets specifically, which can be impacted by various factors such as interest rate levels, the strength of real estate markets and investors' appetite for REIT investments. We cannot assure you that we will be successful in attracting sufficient debt or equity financing to fund future investments, or at an acceptable cost.

**Future offerings of debt and equity may adversely affect the market price of our common stock.**
We expect to continue to increase our capital resources by making additional offerings of equity and debt securities in the future, which would include classes of preferred stock, common stock and senior or subordinated notes. All debt securities and other borrowings, as well as all classes of preferred stock, will be senior to our common stock in a liquidation of our company. Additional equity offerings could dilute our stockholders' equity, reduce the market price of shares of our common stock, or be of preferred stock having a distribution preference that may limit our ability to make distributions on our common stock. Our ability to estimate the amount, timing or nature of additional offerings is limited as these factors will depend upon our pace of investment activity, market conditions and other factors.

**We may not be able to maintain our pace of growth.**
We have experienced significant growth in recent years, increasing our total assets from approximately $126 million at December 31, 2003 to approximately $2.1 billion at December 31, 2007. We may not be able to maintain a similar rate of growth in the future. Our failure to do so may have an adverse effect on our stock price.

**We may fail to manage our anticipated growth.**
As of December 31, 2007, our company had 22 employees. As our asset base continues to grow, we may experience a significant strain on our management, operational, financial and other resources. Our ability to manage growth effectively will require us to continue to improve our operational and financial systems, expand our employee base and train and manage our employees and develop additional management expertise. Failure to manage growth effectively could have a material adverse effect on our financial condition and operating results.

**The concentration of our company's common stock could have an adverse impact on the value of your investment.**
As of December 31, 2007, approximately 57.7% of our common stock was owned by nine unrelated institutional investors (based

on SEC filings made by these investors). This concentration of ownership could have an adverse impact on the value of your investment, including as a result of the following:

- Trading volume in our stock may be limited, which will reduce the liquidity of your investment.
- The sale of a significant number of our shares in the open market by a significant stockholder or otherwise could adversely affect our stock price.
- Although none of these investors on its own controls a majority of our common stock, these owners could determine to act together and given their significant concentration may be able to take actions that are not in your best interest.

**Our board of directors may change our investment and operational policies without stockholder consent.**
Our board of directors determines our investment and operational policies and may amend or revise our policies, including our policies with respect to our REIT status, investment objectives, acquisitions, growth, operations, indebtedness, capitalization and distributions, or approve transactions that deviate from these policies without a vote of or notice to our stockholders. Investment and operational policy changes could adversely affect the market price of stock in our company and our ability to make distributions to our stockholders.

**The federal income tax laws governing REITs are complex, and our failure to qualify as a REIT under the federal tax laws will result in adverse tax consequences.**
We intend to continue to operate in a manner that will allow us to qualify as a REIT under the federal income tax laws. The REIT qualification requirements are extremely complex, however, and interpretations of the federal income tax laws governing qualification as a REIT are limited. Accordingly, we cannot be certain that we will be successful in qualifying as a REIT. At any time, new laws, interpretations, or court decisions may change the federal tax laws or the federal income tax consequences of our qualification as a REIT.

If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income. Our taxable income would be determined without deducting any distributions to our stockholders. We might need to borrow money or sell assets in order to pay any such tax. If we cease to qualify as a REIT, we no longer would be required to distribute most of our taxable income to our stockholders. Unless the federal income tax laws excused our failure to qualify as a REIT, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

**Our ownership limitations may restrict or prevent you from engaging in certain transfers of our stock.**
In order to maintain our REIT qualification, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the federal income tax laws to include various kinds of entities) during the last half of any taxable year. "Individuals" for this purpose include natural persons, private foundations, some employee benefit plans and trusts, and some charitable trusts. In order to preserve our REIT qualification, our charter generally prohibits any person from directly or indirectly owning more than 9.9% in value or in number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock.

If anyone transfers shares in a way that would violate our ownership limits, or prevent us from continuing to qualify as a REIT under the federal income tax laws, we will consider the transfer to be null and void from the outset and the intended transferee of those shares will be deemed never to have owned the shares or those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate our ownership limits. Anyone who acquires shares in violation of our ownership limits or the other restrictions on transfer in our charter bears the risk of suffering a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

**Provisions of our charter and Maryland law may limit the ability of a third-party to acquire control of our company.**

***Our charter contains restrictions on stock ownership and transfer.***
As described above, our charter contains stock ownership limits. These limits may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for stock of our company or otherwise be in the best interest of our stockholders.

***Our board of directors may issue additional stock without stockholder approval.***
Our charter authorizes our board of directors to amend the charter to increase or decrease the aggregate number of shares of stock we have authority to issue, without any action by the stockholders. Issuances of additional shares of stock may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for stock of our company or otherwise be in the best interest of our stockholders.

***Other provisions of our charter and bylaws may delay or prevent a transaction or change of control.***

Our charter and bylaws also contain other provisions that may delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders. For example, our charter and bylaws provide that: a two-thirds vote of stockholders is required to remove a director, vacancies on our board may only be filled by the remaining directors (or, if no directors remain, by the stockholders), the number of directors may be fixed only by the directors, our bylaws may only be amended by our directors and a majority of shares is required to call a special stockholders meeting.

**Increased market interest rates may reduce the value of our stock.**

We believe that investors consider the dividend distribution rate on shares of REIT stock, expressed as a percentage of the market price of the shares, relative to market interest rates as an important factor in deciding whether to buy or sell shares of REIT stock. If market interest rates go up, prospective purchasers of REIT stock may expect a higher dividend distribution rate. Higher interest rates would also likely increase our borrowing costs and might decrease cash available for distribution. Thus, higher market interest rates could cause the market price of stock in our company to decline.

**The market price of our stock may vary substantially.**

Various factors can affect the market price of our stock including the following:

- actual or anticipated variations in our quarterly results of operations;
- the extent of institutional investor interest in our company, real estate generally or commercial real estate specifically;
- the reputation of REITs generally and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate companies, and fixed income securities;
- changes in expectations of future financial performance or changes in estimates of securities analysts;
- fluctuations in stock market prices and volumes; and
- announcements by us or our competitors of acquisitions, investments or strategic alliances.

**We depend on our key personnel.**

We depend on the efforts and expertise of our senior management team. There is no guarantee that any member of our senior management team will remain employed with our company. If any member of our senior management team were to die, become disabled or otherwise leave our employ, we may not be able to replace him with a person of equal skill, ability and industry expertise.

## Item 1B. Unresolved Staff Comments

None.

## Item 2. Properties

Our corporate offices are located at 1065 Avenue of the Americas, New York, New York 10018. Our lease at this property expires in September 2013.

Our owned real properties are described above under "Business—Our Portfolio—Owned Properties."

## Item 3. Legal Proceedings

From time to time, we are involved in legal proceedings in the ordinary course of business. We do not believe any matter we are currently involved in will have a material adverse effect on our business, results of operations or financial condition.

In March 2007, our company was named as a defendant in a lawsuit brought by Qwest Communications Corporation. The lawsuit relates to a computer data center in Sacramento, California owned by Sandy Beaches I LP, a limited partnership in which four of our executive officers (Messrs. McDowell, Pollert, Seale and Blanz) have invested. Herakles LLC, a limited liability company in which the management group has similarly invested and which is an affiliate of Sandy Beaches, is a party to a management agreement with Qwest for the operation of the data center. Riptide I LP, another limited partnership in which the management group has similarly invested and which is another affiliate of Sandy Beaches, subleases a portion of the leased building from Qwest.

We view this matter as a commercial dispute between Qwest, on the one hand, and Sandy Beaches, Herakles and Riptide, on the other hand, as Qwest has made a variety of claims against these three entities, including breach of the lease, the management agreement and the sublease. Qwest is not seeking to terminate the lease or abate rent in the action. Qwest's sole claim against our company is essentially that it is an "alter ego" of the other defendants and, therefore, its separate existence should be disregarded and it should be liable for any damages payable by the other defendants. We believe this claim to be patently false. We are not a party to the lease, management agreement or sublease. We do not own or manage the property or the data center or pay rent to or receive rent from Qwest. We have never commingled our assets with those of the three entities and each entity maintains an existence separate and apart from our company, with operations, employees, and places of business separate from our company.

Our company's sole relationship with this property relates to a monthly advisory fee of $66,000 we receive from Sandy Beaches. Sandy Beaches agreed to pay us this fee when we agreed to structure and make a first mortgage loan to it in February 2001. The fee is payable through November 2010. At the time of the loan, we were not a public company. Also in February 2001, we sold the loan to a conduit lender for its securitization.

We believe that Qwest's claims against our company are without merit and we are vigorously defending our interest in this matter. We have submitted a motion to dismiss the lawsuit against us. Oral argument on the motion was scheduled and then vacated by the court and the motion has been deemed submitted without argument. The court will schedule oral argument at a later date if it deems such argument necessary. Discovery with respect to the lawsuit is currently proceeding. We do not believe Qwest's claims will have a material adverse impact on our business, results of operations or financial condition.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of our stockholders during the fourth quarter ended December 31, 2007.

# Part II.

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

### Market Information and Holders of Record

Our common stock has been listed for trading on the New York Stock Exchange ("NYSE") under the symbol "LSE" since our initial public offering on March 19, 2004. On February 15, 2008, the reported closing sale price per share of common stock on the NYSE was $8.60 and there were 789 holders of record of our common stock. The table below sets forth the quarterly high and low sales prices of our common stock on the NYSE for the periods indicated.

| FISCAL YEAR | LOW | HIGH |
|---|---|---|
| **2006** | | |
| First Quarter | $10.33 | $11.73 |
| Second Quarter | 9.90 | 12.13 |
| Third Quarter | 10.25 | 11.58 |
| Fourth Quarter | 10.71 | 12.21 |
| **2007** | | |
| First Quarter | $10.16 | $11.86 |
| Second Quarter | 10.51 | 11.77 |
| Third Quarter | 8.17 | 10.97 |
| Fourth Quarter | 7.96 | 10.56 |

### Dividends

The table below sets forth the cash dividends paid on our common stock for the periods indicated:

| QUARTER ENDED | DIVIDEND PAYMENT DATE | DIVIDEND PER SHARE |
|---|---|---|
| **2006** | | |
| March 31, 2006 | April 17, 2006 | $0.20 |
| June 30, 2006 | July 17, 2006 | 0.20 |
| September 30, 2006 | October 16, 2006 | 0.20 |
| December 31, 2006 | January 16, 2007 | 0.20 |
| **2007** | | |
| March 31, 2007 | April 16, 2007 | $0.20 |
| June 30, 2007 | July 16, 2007 | 0.20 |
| September 30, 2007 | October 15, 2007 | 0.20 |
| December 31, 2007 | January 15, 2008 | 0.20 |

We generally intend to distribute each year all or substantially all of our REIT taxable income (which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles) to our stockholders so as to comply with the REIT provisions of the Internal Revenue Code and to avoid federal income tax and the nondeductible excise tax. We intend to make dividend distributions quarterly. Our dividend policy is subject to revision at the discretion of our board of directors. All distributions will be made at the discretion of our board of directors and will depend on our cash available for distribution, our funds from operations, our maintenance of REIT status and other factors as our board of directors deems relevant.

### Tax Characteristics of 2007 Dividends

The following table summarizes the taxable nature of our common dividends during 2007:

| **Total common dividend per share (tax basis)** | **$0.80** |
|---|---|
| Capital gain | 0.0000% |
| Ordinary income | 0.0693% |
| Return of capital | 99.9307% |
| | 100.0000% |

## Stock Price Performance Graph

The graph below compares the cumulative total stockholder return of our common stock with that of the Standard & Poor's 500 Composite Stock Price Index and the Standard & Poor's REIT Composite Index from March 19, 2004 (the date our common stock began to trade publicly) through December 31, 2007. The graph assumes that you invested $100 at the close of market on March 19, 2004 in our common stock and each of the indexes, with dividends reinvested. The comparisons in this graph are provided in accordance with Securities and Exchange Commission disclosure requirements and are not intended to forecast or be indicative of the future performance of our common stock.

| COMPANY / INDEX | BASE PERIOD 3/19/2004 | 12/31/2004 | 12/31/2005 | 12/31/2006 | 12/31/2007 |
|---|---|---|---|---|---|
| ■ CapLease, Inc. | 100 | 121.58 | 109.70 | 129.63 | 101.91 |
| ■ S&P 500 Index | 100 | 110.65 | 116.09 | 134.42 | 141.80 |
| ■ S&P REIT Index | 100 | 118.30 | 133.16 | 188.76 | 156.48 |

COMPARISON OF CUMULATIVE TOTAL RETURN


$200
$175
$150
$125
$100
$75

## Common Stock Repurchases

On October 9, 2007, we completed an offering of $75 million of convertible senior notes. Our Board authorized us to use $15 million of the net proceeds of the offering to repurchase shares of our common stock in the open market, and we did so by purchasing 1,524,390 shares of common stock in the open market upon completion of the offering at $9.84 per share, the closing price of our common stock on October 2, 2007, the date we priced the note offering. We announced our intention to use a portion of the net proceeds of the offering to repurchase shares of our common stock on October 1, 2007. The following table summarizes repurchases of shares of our common stock during the fourth quarter of 2007:

| PERIOD | TOTAL NUMBER OF SHARES/UNITS PURCHASED | AVERAGE PRICE PAID PER SHARE/UNIT | TOTAL NUMBER OF SHARES/UNITS PURCHASED AS PART OF PUBLICLY ANNOUNCED PLANS OR PROGRAMS | MAXIMUM NUMBER OF SHARES THAT MAY YET BE PURCHASED UNDER THE PLANS OR PROGRAMS |
|---|---|---|---|---|
| October 1 - 31, 2007 | 1,524,390 | $9.84 | 1,524,390 | 0 |
| November 1 - 30, 2007 | 0 | $0.00 | 0 | 0 |
| December 1 - 31, 2007 | 0 | $0.00 | 0 | 0 |
| Fourth Quarter 2007 | 1,524,390 | $9.84 | 1,524,390 | 0 |

# Item 6. Selected Financial Data

The following selected historical financial information for the five years ended December 31, 2007 is derived from our audited consolidated financial statements and those of our predecessor, Caplease, LP (the successor-in-interest to Capital Lease Funding, LLC) and its consolidated subsidiaries. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included in this Form 10-K.

| | YEAR ENDED DECEMBER 31 | | | | |
|---|---|---|---|---|---|
| *(in thousands, except per share amounts)* | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Statement of Operations Data** | | | | | |
| **Revenues:** | | | | | |
| Rental revenue | $124,960 | $78,477 | $37,956 | $4,287 | $ — |
| Interest income from loans and securities | 35,400 | 32,469 | 27,898 | 13,589 | 7,317 |
| Property expense recoveries | 11,215 | 8,828 | 6,272 | 1,608 | — |
| Gains on sale of mortgage loans and securities | | 2,923 | 447 | 794 | 11,652 |
| Other revenue | 583 | 1,903 | 479 | 726 | 151 |
| **Total revenues** | 172,158 | 124,600 | 73,052 | 21,004 | 19,120 |
| **Expenses:** | | | | | |
| Interest expense | 97,036 | 63,212 | 31,398 | 2,768 | 1,220 |
| Interest expense to affiliates | — | — | — | — | 838 |
| Property expenses | 18,912 | 15,889 | 10,441 | 1,761 | — |
| (Gain) loss on derivatives | (203) | (413) | (159) | 724 | 3,129 |
| Loss on securities | 372 | 907 | 2,372 | 247 | — |
| General and administrative expenses | 10,662 | 9,772 | 10,140 | 8,833 | 7,186 |
| General and administrative expenses - stock based compensation | 1,621 | 2,621 | 2,235 | 3,825 | — |
| Depreciation and amortization expense on real property | 47,461 | 25,378 | 11,273 | 1,281 | — |
| Loan processing expenses | 306 | 268 | 283 | 196 | 114 |
| **Total expenses** | 176,167 | 117,634 | 67,983 | 19,635 | 12,487 |
| Gain on extinguishment of debt | 1,363 | — | — | — | — |
| Income (loss) before minority interest and taxes | (2,646) | 6,966 | 5,069 | 1,369 | 6,633 |
| Minority interest in consolidated entities | 33 | (17) | 55 | — | — |
| Provision for income taxes | — | — | — | 9 | — |
| Income (loss) from continuing operations | (2,613) | 6,949 | 5,124 | 1,360 | 6,633 |
| Income from discontinued operations | 352 | 300 | 6 | — | — |
| Net income (loss) | (2,261) | 7,249 | 5,130 | 1,360 | 6,633 |
| Dividends allocable to preferred shares | (2,844) | (2,844) | (561) | — | — |
| **Net income (loss) allocable to common stockholders** | $(5,105) | $4,405 | $4,569 | $1,360 | $6,633 |
| Earnings per share (pro forma for year 2003): | | | | | |
| Net income (loss) per common share, basic and diluted | $(0.13) | $ 0.14 | $0.16 | $ 0.06 | $ 1.61 |
| Weighted average number of common shares outstanding, basic | 40,739 | 31,939 | 27,784 | 22,125 | 4,108 |
| Weighted average number of common shares outstanding, diluted | 40,739 | 31,941 | 27,784 | 22,125 | 4,108 |
| Dividends declared per common share | $0.80 | $0.80 | $ 0.74 | $0.25 | $ — |
| Dividends declared per preferred share | $2.03 | $2.03 | $0.49 | $ — | $ — |

| *(in thousands, except per share amounts)* | YEAR ENDED DECEMBER 31 2007 | 2006 | 2005 | 2004 | 2003 |
|---|---|---|---|---|---|
| **Statement of Operations Data** | | | | | |
| **Other Data** | | | | | |
| Cash flows from operating activities | $30,945 | $27,443 | $(17,111) | $10,973 | $(10,743) |
| Cash flows from investing activities | (309,062) | (361,854) | (675,408) | (349,576) | (69) |
| Cash flows from financing activities | 307,739 | 319,520 | 681,114 | 362,802 | 11,948 |
| **Balance Sheet Data** | | | | | |
| Real estate investments, net | $1,563,570 | $1,115,001 | $764,930 | $194,541 | $ — |
| Real estate investments consolidated under FIN 46 | — | — | — | 48,000 | — |
| Loans held for investment | 269,293 | 273,170 | 297,551 | 207,347 | — |
| Mortgage loans held for sale | — | — | — | — | 71,757 |
| Securities available for sale | 198,187 | 183,066 | 137,409 | 87,756 | 40,054 |
| Cash and cash equivalents | 34,047 | 4,425 | 19,316 | 30,721 | 6,522 |
| Structuring fees receivable | 2,576 | 3,253 | 3,862 | 4,426 | 5,223 |
| Total assets | 2,158,269 | 1,644,300 | 1,286,488 | 581,702 | 125,773 |
| Mortgages on real estate investments | 983,770 | 794,773 | 551,844 | 111,539 | — |
| Collateralized debt obligations | 268,227 | 268,190 | 268,156 | — | — |
| Repurchase agreement obligations | 232,869 | 195,485 | 129,965 | 133,831 | 88,087 |
| Secured term loan | 129,521 | — | — | — | — |
| Convertible senior notes | 75,000 | — | — | — | — |
| Other long-term debt | 30,930 | 30,930 | 30,930 | — | — |
| Stockholders' equity/members' capital | 349,659 | 307,656 | 270,031 | 253,264 | 34,045 |

# Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

*The following discussion should be read in conjunction with the consolidated financial statements and the notes to those financial statements, included elsewhere in this filing.*

## NAME CHANGE

On July 30, 2007, Capital Lease Funding, Inc. changed its name to CapLease, Inc. and elected to retain its NYSE stock ticker as "LSE."

## OVERVIEW

We are a diversified REIT that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. We focus on properties that are subject to a net lease. See "Business—Overview" for what constitutes a net lease. We also continue to be opportunistic and have made and expect to continue to make investments in single tenant properties where the owner has exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

Our primary business objective is to generate stable, long-term and attractive returns based on the spread between the yields generated by our assets and the cost of financing our portfolio. We invest at all levels of the capital structure of net lease and other single tenant properties, including equity investments in real estate (owned real properties), debt investments (mortgage loans and net lease mortgage backed securities) and mezzanine investments secured by net leased or other single tenant real estate collateral. For properties that we own, in addition to high quality tenant credit, we also seek to invest in strong real estate locations that will appreciate over time.

The principal sources of our revenues are rental income on our owned real properties and interest income from our debt investments (loans and securities). The principal sources of our expenses are interest expense on our assets financed, depreciation expense on our real properties, general and administrative expenses and property expenses (net of expense recoveries).

We rely on leverage to allow us to invest in a greater number of assets and enhance our asset returns. We expect our leverage to average 70% to 85% of our assets in portfolio. Our overall portfolio leverage as of December 31, 2007 was approximately 80.0%.

Our portfolio financing strategy is to finance our assets with long-term fixed rate debt as soon as practicable after we invest, generally on a secured, non-recourse basis. We seek to match-fund our assets, or obtain long-term debt whose maturity matches the maturity of the asset financed. Through December 31, 2007, our long-term financings have been in the form of traditional third party mortgage financings (on most of our owned real properties) and two term financings, including a secured term loan (completed in December 2007) and one CDO (completed in March 2005). For assets not yet financed with long-term fixed rate debt, we employ a hedging strategy to manage our exposure to changes in interest rates prior to the time we obtain long-term fixed rate financing.

We rely primarily on equity and debt capital to fund our portfolio growth. Through December 31, 2007, our primary capital issuances have been our initial public offering of common stock in March 2004 (net proceeds of $221.8 million), a Series A preferred stock issuance in October 2005 (net proceeds of $33.7 million), trust preferred debt issued in December 2005 (net proceeds of $29.9 million), a follow-on common stock offering in each of May 2006 and May/June 2007 (net proceeds of $57.3 million and $104.8 million, respectively), and a $75.0 million 7.50% Convertible Senior Note offering in October 2007 (net proceeds of $72.8 million).

## SUMMARY OF INVESTMENT AND FINANCING ACTIVITY IN 2007

The following summarizes certain aspects of our portfolio investment and financing activity during the year ended December 31, 2007.

- We added new investments of approximately $480.7 million, including the acquisition of 23 real properties for an aggregate purchase price of approximately $433.7 million. Most of our new investment activity took place in the first half of 2007, when market conditions were competitive, but reasonably stable. In April 2007, we acquired a portfolio of 18 real estate assets net leased to five different tenants for a purchase price of $364.4 million (the "EntreCap Portfolio"). The EntreCap Portfolio included assets leased to (or leases guaranteed by) Nestlé Holdings, Inc., The Kroger Co., Factory Mutual Insurance Company, Qwest Corporation, and The Travelers Corporation.
- We financed our real property acquisitions with $196.4 million of fixed rate mortgage debt (including $37.2 million of debt assumed at its fair market value on the Travelers Corporation property in the EntreCap Portfolio). We also obtained $129.5 million of 10-year term financing secured by approximately $163.1 million principal amount of collateral at a fixed interest coupon of 5.81% annually and an effective financing rate of 6.05% annually. In connection with our acquisition of the EntreCap Portfolio, we borrowed $210.3 million under a bridge borrowing facility and assumed $125.7 million outstanding principal amount of mortgage debt, all of which was repaid in full during 2007.

## BUSINESS ENVIRONMENT

During the second half of 2007, the commercial real estate finance and overall credit markets entered a period of significant instability. This instability has continued and intensified into early 2008 and has impacted our company in a variety of ways, including by:

- making it difficult for us to price and finance new investment opportunities on attractive terms. As a result of market conditions, we have not been adding new asset investments to our investment portfolio.
- causing a delay in the long-term financing of the mortgage assets financed under our repurchase agreement, which were scheduled to be financed through a CDO. We successfully financed a portion of this collateral in a 10-year term financing transaction in December 2007, and are continuing to discuss with several financial institutions a number of alternatives for refinancing the remainder of this collateral.

During parts of the third quarter of 2007, we also experienced increases in our short-term borrowing costs as a result of increases in the London Interbank Offered Rate, or LIBOR, which is the borrowing base under our repurchase agreement.

Widening credit spreads and reduced market trading activity for real estate securities have also resulted in lower valuations on our real estate securities. To date, consistent with prevailing accounting guidance, these lower valuations have impacted us primarily through reductions in Stockholders' Equity on our Consolidated Balance Sheet, rather than through impairment charges directly to our Consolidated Statement of Operations.

We do not know when market conditions will stabilize, if adverse conditions will intensify or the full extent to which the disruptions will affect us. If market instability persists or intensifies, the trends discussed above may continue and we may be impacted in a variety of additional ways. For example, we may experience challenges in raising additional capital, margin calls on our repurchase agreement and impairment charges on our assets, particularly on our loan and securities investments. We may also seek to preserve liquidity until credit markets normalize.

## APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or GAAP. The preparation of financial statements in conformity with GAAP requires the use of judgments, estimates and assumptions that could affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates. The following is a summary of our accounting policies that are most affected by judgments, estimates and assumptions. The summary should be read in conjunction with the more complete discussion of our accounting policies included in Note 3 to the consolidated financial statements in this Annual Report on Form 10-K.

### *Loan Investments*

Since our initial public offering, our loan investments have been, and we expect in the future they will continue to be, accounted for as long term investments, as our strategy contemplates that we hold the loans for the foreseeable future or until maturity. We are required to periodically evaluate each of these loans for possible impairment. Impairment is indicated when it is deemed probable that we will be unable to collect all amounts due according to the contractual terms of the asset. Upon determination of impairment, we must establish a specific valuation allowance with a corresponding charge to earnings. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. In determining impairment and any loan loss allowance, we evaluate factors such as the status of the loans (i.e., current or expected payment or other defaults), the credit quality of the underlying tenants, the present value of expected future cash flows on the loans, the fair market value of our collateral, and the amount and status of any senior debt. As of December 31, 2007, we had no loss allowances on any of the loans in our portfolio.

### *Purchase Accounting for Acquisition of Real Estate*

We allocate the purchase price of rental real estate acquired to the following based on fair values:

- acquired tangible assets, consisting of land, building and improvements; and
- identified intangible assets and liabilities, consisting of above-market and below-market leases, in-place leases and tenant relationships.

In estimating the fair value of the tangible and intangible assets acquired, we consider information obtained about each property as a result of our due diligence activities and other market data, and utilize various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant (the "dark value").

Above-market and below-market lease values for acquired properties are recorded based on the present value of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Fair market lease rates are measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market rate renewal options for below-market leases. In computing present value, we consider the costs which would need to be invested to achieve the fair market lease rates. We use a discount rate which reflects the risks associated with the leases acquired. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market renewal options of the respective leases.

Other intangible assets acquired include in-place leases and tenant relationships which are valued based on management's evaluation of the specific characteristics of each tenant's lease and our overall relationship with the respective tenant. Factors considered by management in its analysis of in-place lease values include an estimate of the dark value of the property, carrying costs during the hypothetical expected time it would take management to find a tenant to lease the space for the existing lease term (a "lease-up period") considering current market conditions, and costs to execute similar leases. Management estimates carrying costs, including such factors as real estate taxes, insurance and other operating expenses during the expected lease-up period, considering current market conditions and costs to execute similar leases. In estimating costs to execute similar leases, management considers leasing commissions and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles is amortized to expense over the anticipated life of the relationships. Through December 31, 2007, we have assigned no value to tenant relationships on any of our acquisitions.

***Securities Available for Sale***

We treat our investments in securities as available for sale and account for them in accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. As such, they are carried at fair value with net unrealized gains or losses reported on our balance sheet as a component of other comprehensive income or loss. Fair value is based primarily upon our estimates of value, based upon broker quotations where available, yields on assets of similar credit quality and duration, or good faith estimates of those yields. The indicated quotations may be subject to significant variability based on market conditions, including interest rates and spreads. While a liquid market for these securities typically exists, the securities may not be frequently traded and, therefore, we may not be able to sell them at our estimates of value. Changes in market conditions, as well as changes in the assumptions or methodology used to determine fair value, could result in a significant increase or decrease in the equity on our balance sheet. We must also assess whether any unrealized losses on securities reflect a decline in value which is other-than-temporary. If so, we must write the impaired security down to its fair value through a charge to our Statement of Operations. Significant judgment is required in this analysis. In determining whether a decline in value is other-than-temporary, we consider whether the decline is due to factors such as changes in interest rates or credit spreads (typically temporary) or credit rating downgrades on the securities or credit defaults on the underlying collateral assets (typically other-than-temporary). In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been below cost, (2) the financial condition and near-term prospects of the underlying credit and (3) our intent and ability to retain our investment in the underlying credit for a period of time sufficient to allow for anticipated recovery in fair value. We recorded other-than-temporary declines in the fair value of our CMBS securities of $0.4 million for 2007, $0.9 million for 2006 and $2.4 million for 2005.

***Impairment on Owned Real Properties***

We own real properties for investment. We review these properties for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Upon determination of impairment, we would record a write-down of the asset, which would be charged to earnings. Significant judgment is required both in determining impairment and in estimating the resulting write-down. Through December 31, 2007, we have determined that no write-downs have been necessary on any of our owned real properties.

***Derivative Instruments and Other Risk Management Transactions***

Our derivative instruments and other risk management transactions, which we hold for hedging or other risk management purposes, are carried at fair value pursuant to SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. Fair value is based on market quotations. Fair values on such derivatives are subject to significant variability based on many of the same factors as our securities available for sale discussed above. Further, to the extent the derivatives qualify as hedges under SFAS No. 133, net unrealized gains or losses are reported as a component of accumulated other comprehensive income (a component of stockholders' equity on our balance sheet); otherwise, they are reported as a component of current income or loss on our Statement of Operations. In order to qualify for hedge accounting treatment under SFAS No. 133, our derivatives must meet various technical requirements under SFAS No. 133, including satisfying hedge effectiveness testing at each reporting date. Failure to meet these requirements would result in the change in value of the derivative instrument being charged directly to our Statement of Operations without any offset from the change in fair value of the related hedged transaction.

***Stock Based Compensation***

Pursuant to our 2004 stock incentive plan, we have made and expect to continue to make awards of common stock to our employees with vesting subject to attainment of performance criteria. Under SFAS No. 123R (revised 2004), *Share-Based Payment*, we are required to estimate the probability of vesting of these shares quarterly and recognize expense (generally equal to the fair market value of the shares awarded on the grant date) for any shares deemed probable to vest over the period the employee is required to perform services to receive the shares. We base our estimates of probability on an assessment of our actual results against the relevant performance criteria. These estimates may change over time as our actual results against the criteria are re-assessed. Changes in these estimates could have a material impact on the expense we recognize.

## PROPERTY ACQUISITIONS

During the quarter ended December 31, 2007, we did not complete any new real property acquisitions.

## BUSINESS SEGMENTS

We conduct our business through two operating segments:

- operating real estate (including our investments in owned real properties); and
- lending investments (including our loan investments as well as our investments in securities).

Segment data for the year ended December 31, 2007 are as follows:

| | *(amounts in thousands)* | | | |
|---|---|---|---|---|
| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
| Total revenues | $602 | $136,917 | $34,640 | $172,159 |
| Total expenses and minority interest | 16,111 | 135,603 | 24,421 | 176,135 |
| Gain on extinguishment of debt | — | 1,363 | — | 1,363 |
| Income (loss) from continuing operations | (15,509) | 2,677 | 10,219 | (2,613) |
| Total assets | 64,616 | 1,620,419 | 473,234 | 2,158,269 |

Segment data for the year ended December 31, 2006 are as follows:

| | *(amounts in thousands)* | | | |
|---|---|---|---|---|
| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
| Total revenues | $811 | $87,823 | $35,966 | $124,601 |
| Total expenses and minority interest | 14,901 | 82,680 | 20,070 | 117,651 |
| Income (loss) from continuing operations | (14,090) | 5,144 | 15,896 | 6,950 |
| Total assets | 30,219 | 1,152,348 | 461,732 | 1,644,300 |

Segment data for the year ended December 31, 2005 are as follows:

| | *(amounts in thousands)* | | | |
|---|---|---|---|---|
| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
| Total revenues | $1,090 | $44,352 | $27,609 | $73,052 |
| Total expenses and minority interest | 12,493 | 39,254 | 16,181 | 67,928 |
| Income (loss) from continuing operations | (11,402) | 5,098 | 11,428 | 5,124 |
| Total assets | 48,007 | 797,945 | 440,536 | 1,286,488 |

## RESULTS OF OPERATIONS

During the year ended December 31, 2007, we continued to execute on our business plan as a long-term holder of equity, debt and mezzanine investments in net lease and other single tenant assets.

## COMPARISON OF YEAR ENDED DECEMBER 31, 2007 TO THE YEAR ENDED DECEMBER 31, 2006

The following discussion compares our operating results for the year ended December 31, 2007 to the comparable period in 2006.

### *Revenue*

Total revenue increased $47.6 million, or 38%, to $172.2 million. The increase was primarily attributable to increases in rental income and property expense recoveries and an increase in interest income, offset in part by decreases in gain on sale of loans and securities and other revenue.

Rental income and property expense recoveries, in the aggregate, increased $48.9 million, or 56%, to $136.2 million. We continued to make significant investments in owned properties during 2007, and the significant increase in revenues associated with these investments is a result of the large growth in this portion of our overall investment portfolio during 2006 and 2007.

Interest income increased $2.9 million, or 9%, to $35.4 million. The increase was due to modestly larger overall aggregate loan and security investments.

We had no gains on sale of mortgage loans and securities in 2007, compared to gains of $2.9 million during 2006. The 2006 activity reflected gains on the sale of securities in the fourth quarter of 2006 ($2.3 million) and a gain we earned on the origination and sale of a mortgage loan in the first quarter of 2006 ($0.6 million).

Other revenue decreased $1.3 million, or 69%, from $1.9 million to $0.6 million, primarily reflecting income we received on loans that were paid off in 2006.

### *Expenses*

Total expenses increased $58.5 million, or 50%, to $176.2 million. The increase in expenses was primarily attributable to higher levels of interest expense, depreciation and amortization expense on real property, property expenses and general and administrative expenses, and losses on two CMBS investments, offset in part by a reduction in stock based compensation expense.

Interest expense increased $33.8 million, or 54%, to $97.0 million, from $63.2 million. The increase was primarily the result of $16.0 million of increased interest expense on our property mortgages originated or assumed in 2006 and 2007, $11.0 million of additional interest expense under our repurchase agreement (primarily resulting from higher borrowings and interest rates in 2007), $2.6 million of fees paid under the Bridge Facility we entered into in connection with the acquisition of the EntreCap Portfolio, $2.6 million of interest expense under the Bridge Facility, $1.3 million of interest expense on the convertible senior notes we issued in October 2007, and $0.3 million of interest expense on the secured term loan we issued in December 2007. Our average balance outstanding under the repurchase agreement was approximately $329.4 million during 2007, compared with approximately $145.2 million during 2006.

Depreciation and amortization expense on real property increased $22.1 million, or 87% to $47.5 million, as a result of the significant increase in real estate investments made during 2006 and 2007.

Property expense increased $3.0 million, or 19%, to $18.9 million. The net amount of property expenses we incurred in 2007 (net of expense recoveries) was $7.7 million. The growth in property expenses reflects the growth of our portfolio as well as our purchase of properties with greater overall exposure to property expenses under the lease provisions, primarily with respect to leases with the United States Government. While our investment focus continues to be on net leased properties, we expect to continue to pursue properties where we have exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow.

Loss on securities decreased $0.5 million, to $0.4 million in 2007, from $0.9 million in 2006. Losses in 2007 reflect impairment losses on two CMBS securities during the second quarter of 2007. Management determined that other-than-temporary declines in the fair value below cost basis had occurred on these two investments. Losses in 2006 relate to write-downs we took on our securities as a result of exposure to the Winn-Dixie bankruptcy. The losses in both periods are discussed at Note 7 of the consolidated financial statements included in this Form 10-K.

General and administrative expenses increased $0.9 million, or 9%, from $9.8 million to $10.7 million, primarily reflecting higher employee compensation due to increased headcount and higher legal expenses primarily associated with the retirement of debt we assumed upon acquisition of the EntreCap Portfolio.

General and administrative expense-stock based compensation decreased $1.0 million, as our transition to a five year vesting period and a lower vesting percentage for performance based awards in 2007 offset an additional year of stock awards amortizing to expense. As of December 31, 2007, $3.6 million of unvested shares (fair value at the grant dates) is expected to be charged to our Consolidated Statement of Operations ratably over the remaining vesting period (through March 2012). As of December 31, 2007, the grant date fair value for awards of 49,776 shares made in 2005, 70,675 shares made in 2006, and 125,400 shares made in 2007 had not yet been determined because the grant date (as defined under relevant accounting guidance) had not yet occurred.

***Gain on extinguishment of debt***

We had $1.4 million of non-cash gains on extinguishment of debt in the 2007 period, relating to our retirement of debt we assumed when we purchased the EntreCap Portfolio. These gains resulted from interest rate changes between the date we assumed the debt and the date it was repaid.

***Net income (loss)***

Net income (loss) decreased from $7.2 million to $(2.3) million, primarily as a result of increases in interest expense, depreciation expense and property expenses, offset in part by an increase in rental revenues and property expense recoveries. Net (loss) allocable to common stockholders was $(5.1) million in 2007, reflecting dividends to preferred stockholders of $2.8 million.

**COMPARISON OF YEAR ENDED DECEMBER 31, 2006 TO THE YEAR ENDED DECEMBER 31, 2005**

The following discussion compares our operating results for the year ended December 31, 2006 to the comparable period in 2005.

***Revenue***

Total revenue increased $51.5 million, or 71%, to $124.6 million. The increase was primarily attributable to increases in rental income and property expense recoveries and increases in interest income, gain on sale of loans and securities and other revenue.

Rental income and property expense recoveries, in the aggregate, increased $43.1 million, or 97%, to $87.3 million. We continued to make significant investments in owned properties during 2006, and the significant increase in revenues associated with these investments is a result of the large growth in this portion of our overall investment portfolio during 2005 and 2006. Rental income for the 2005 period includes $3.5 million from assets consolidated under FIN 46. As described in Note 27 in our consolidated financial statements included elsewhere in this Form 10-K, we were required under FIN 46 to recognize revenue and expense on one of our real property purchases prior to our acquisition date because a deposit we made on our purchase price had become non-refundable.

Interest income increased $4.6 million, or 16%, to $32.5 million. The increase was due to larger overall aggregate loan and security investments.

Gain on sale of loans and securities increased to $2.9 million, from $0.4 million, primarily reflecting gains on the sale of securities in the fourth quarter of 2006 ($2.3 million) and a gain we earned on the origination and sale of a mortgage loan in the first quarter of 2006 ($0.6 million).

Other revenue increased $1.4 million, or 297%, to $1.9 million, from $0.5 million, primarily reflecting income we received on loans that were paid off in 2006.

***Expenses***

Total expenses increased $49.7 million, or 73%, to $117.6 million. The increase in expenses was primarily attributable to increases in interest expense, depreciation expense and property related expenses, offset in part by lower loss on securities.

Interest expense increased $31.8 million, or 101%, to $63.2 million, from $31.4 million. The increase was primarily the result of $22.9 million of increased interest expense on our property mortgages, $3.0 million of increased interest expense on our March 2005 CDO borrowings and $2.4 million of additional interest expense on the trust preferred debt we issued in December 2005. In addition, interest expense on our borrowings under our repurchase agreement increased $5.3 million, or 129%, from $4.1 million to $9.4 million. This was the result of higher average borrowing levels and higher rates of interest on our repurchase agreement borrowings in 2006. The 2005 results included interest expense of $1.7 million from assets consolidated under FIN 46.

Depreciation and amortization expense on real property increased $14.1 million, or 125% to $25.4 million, as a result of the significant increase in real estate investments made during 2005 and 2006. Depreciation and amortization expense for the 2005 period includes $0.9 million of expense from assets consolidated under FIN 46.

Property expense increased $5.4 million, or 52%, to $15.9 million. The net amount of property expenses we incurred in 2006 (net of expense recoveries) was $7.1 million. The growth in property expenses reflects the growth of our portfolio as well as our purchase of properties with greater overall exposure to property expenses under the lease provisions, primarily with respect to leases with the United States Government. While our investment focus continues to be on net leased properties, we expect to continue to pursue properties where we have exposure to property expenses when we determine we can sufficiently underwrite that exposure and isolate a predictable cash flow. Property expenses for the 2005 period include $0.9 million of expense from assets consolidated under FIN 46.

Loss on securities decreased $1.5 million, to $0.9 million in 2006, from $2.4 million in 2005. All losses related to write-downs we took on our real estate securities as a result of exposure to the Winn-Dixie bankruptcy.

General and administrative expenses were relatively unchanged, as they decreased $0.4 million, or 4%, to $9.8 million, from $10.1 million.

General and administrative expense-stock based compensation increased $0.4 million, reflecting an additional year of stock awards under our stock plan amortizing to expense. During 2006, we recognized to expense a portion of the stock awards made to our directors, officers and other employees during March 2004, March 2005 and March 2006, because we have historically used a three year vesting schedule for our stock awards. During

January 2007, we began using a five year vesting schedule for stock awards. As of December 31, 2006, $2.8 million of unvested shares (fair value at the grant dates) is expected to be charged to our Statement of Operations ratably over the remaining vesting period (through March 2011).

### *Net income*

Net income increased from $5.1 million to $7.2 million, primarily as a result of lower loss on securities and increased income from discontinued operations ($0.3 million in total from Allstate - Pittsburgh and Cott properties). Increases in rental income, property expense recoveries, interest income, gain on sale of loans and securities and other revenue were basically offset by increases in interest expense, depreciation and amortization expense and property expenses. Net income allocable to common stockholders was $4.4 million in 2006, reflecting dividends to preferred stockholders of $2.8 million.

## FUNDS FROM OPERATIONS

Funds from operations, or FFO, is a non-GAAP financial measure. We believe FFO is a useful additional measure of our performance because it facilitates an understanding of our operating performance after adjustment for real estate depreciation, a non-cash expense which assumes that the value of real estate assets diminishes predictably over time. In addition, we believe that FFO provides useful information to the investment community about our financial performance as compared to other REITs, since FFO is generally recognized as an industry standard for measuring the operating performance of an equity REIT. FFO does not represent cash generated from operating activities in accordance with GAAP and is not indicative of cash available to fund cash needs. FFO should not be considered as an alternative to net income or earnings per share determined in accordance with GAAP as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity. Since all companies and analysts do not calculate FFO in a similar fashion, our calculation of FFO may not be comparable to similarly titled measures reported by other companies.

We calculate FFO in accordance with standards established by the National Association of Real Estate Investment Trusts ("NAREIT") which defines FFO as net income (computed in accordance with GAAP) excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.

The following table reconciles our net income (loss) allocable to common stockholders to FFO for the years ended December 31, 2007, December 31, 2006 and December 31, 2005.

| | YEAR ENDED DECEMBER 31 | | |
|---|---|---|---|
| *(in thousands, except per share amounts)* | 2007 | 2006 | 2005 |
| Net income (loss) allocable to common stockholders Adjustments: | $(5,105) | $4,405 | $4,569 |
| Add: Minority interest-OP units | (33) | 17 | — |
| Add: Depreciation and amortization expense on real property | 47,461 | 25,378 | 11,273 |
| Add: Depreciation and amortization expense on discontinued operations | 43 | 73 | — |
| Funds from operations | $42,366 | $29,873 | $15,842 |
| Weighted average number of common shares outstanding, diluted | 40,739 | 31,941 | 27,784 |
| Weighted average number of OP units outstanding | 263 | 145 | — |
| Weighted average number of common shares and OP units outstanding, diluted | 41,002 | 32,086 | 27,784 |
| Net income (loss) per common share, basic and diluted | $(0.13) | $0.14 | $0.16 |
| Funds from operations per share | $1.03 | $0.93 | $0.57 |
| Gain on sale of mortgage loans and securities | $ — | $2,923 | $447 |
| Depreciation on real estate investments consolidated under FIN 46 | $ — | $ — | $935 |

## LIQUIDITY AND CAPITAL RESOURCES

We rely on leverage to allow us to invest in a greater number of assets and enhance our asset returns. Leverage also exposes us to a variety of risks which are discussed in more detail elsewhere in this Annual Report on Form 10-K under the heading "Risk Factors." We expect our leverage to average 70% to 85% of our assets in portfolio. Our overall portfolio leverage as of December 31, 2007 was approximately 80.0%.

Our portfolio financing strategy is to finance our assets with long-term fixed rate debt as soon as practicable after we invest, generally on a secured, non-recourse basis. We seek to match-fund our assets, or obtain long-term debt whose maturity matches the maturity of the asset financed. Through December 31, 2007, our long-term asset financings have been in the form of traditional third party mortgage financings (on most of our owned real properties) and two term financings, including a secured term loan (completed in December 2007) and one CDO (completed in March 2005). As of December 31, 2007, we have financed on a long-term basis an aggregate of approximately

$1.80 billion of portfolio assets with third party mortgage debt of $983.8 million and term financings of $397.7 million.

As a REIT, we are required to distribute at least 90% of our taxable income to our stockholders on an annual basis, and we intend to distribute all or substantially all of our REIT taxable income in order to comply with the distribution requirements of the Code and to avoid federal income tax and the nondeductible excise tax. We declared total dividends of $0.80 per share of common stock during the year ended December 31, 2007, including $0.20 per share in each of the first, second, third and fourth quarters. We also declared a dividend of $0.5078125 per share of 8.125% Series A cumulative redeemable preferred stock in each of the first, second, third and fourth quarters of 2007.

***Short-Term Liquidity and Financing***

We expect to meet our short-term liquidity requirements generally through our available cash and cash equivalents, cash provided by operations, and through our repurchase agreement and $30 million revolving loan agreement (the "Revolver"), in each case with Wachovia Bank. We also expect that a portion of the proceeds from our issuances of debt and/or equity capital will be used for short-term liquidity. As of December 31, 2007, we had $34.0 million in available cash and cash equivalents.

Our repurchase agreement, which is 364-day facility and was renewed in August 2007, provides us with core borrowing capacity of $250 million, and borrowing capacity of up to $500 million until we complete our next collateralized debt obligation.

Borrowings under our repurchase agreement are secured by the assets financed and our obligations are fully recourse to our other assets. Our repurchase agreement allows us to finance our assets on a short-term basis while we arrange long-term financing. We pay interest at prevailing short-term interest rates (30-day LIBOR) plus a spread (determined based upon the class and credit rating of the asset financed). The repurchase agreement is uncommitted, meaning Wachovia Bank may decline to advance on any asset we seek to finance. As a result, we cannot make any assurance that our borrowing capacity on the repurchase agreement will continue to be available to us. Wachovia Bank also has the right to initiate a margin call if our assets financed decline in value (including as a result of a tenant downgrade).

We had $232.9 million outstanding as of December 31, 2007 under our repurchase agreement, which borrowings were secured by loan investments with an aggregate carry value of $67.3 million, intercompany mortgage loans on CapLease owned properties with an aggregate carry value of $167.5 million and securities with a carry value of $59.5 million.

The Revolver is a three year facility which we initially entered into in July 2007. The Revolver provides that we may borrow up to $30 million from time to time over the three year term, and our borrowings will bear interest at prevailing short-term interest rates (30-day LIBOR) plus 125 basis points.

Our borrowings under the Revolver are secured by a first mortgage on the Factory Mutual property included in the EntreCap Portfolio and an assignment of our interest in the lease and rents on the property. The Revolver is a fully recourse lending arrangement. We are permitted to use proceeds from borrowings under the Revolver for any corporate purpose, including to fund investments or repay other indebtedness.

As of December 31, 2007, the Company had not yet borrowed any amount under the Revolver.

We entered into a temporary $211 million short-term credit agreement with Wachovia Bank, N.A. in April 2007 in connection with the acquisition of the EntreCap Portfolio (the "Bridge Facility"). The Bridge Facility matured and was repaid in full and terminated on July 16, 2007.

Our $100 million real property acquisition facility with Wachovia Bank and one of its affiliates expired by its terms on August 24, 2007.

***Long-Term Liquidity and Financing***

We expect to meet our long-term liquidity requirements generally through cash provided by operations, long-term fixed-rate financings on our asset investments and issuances of debt and equity capital.

Through December 31, 2007, our primary capital issuances have been our initial public offering of common stock in March 2004 (net proceeds of $221.8 million), a Series A preferred stock issuance in October 2005 (net proceeds of $33.7 million), trust preferred debt issued in December 2005 (net proceeds of $29.9 million), a follow-on common stock offering in each of May 2006 and May/June 2007 (net proceeds of $57.3 million and $104.8 million, respectively), and a $75.0 million 7.50% Convertible Senior Note offering in October 2007 (net proceeds of $72.8 million).

Our $75.0 million 7.50% Convertible Senior Note offering was completed on October 9, 2007. A description of the terms of the notes is included at Note 14 to the consolidated financial statements included in this Form 10-K. We have used $15.0 million of the proceeds of this offering to purchase shares of our common stock at the closing of the offering and $26.3 million to repay borrowings under our repurchase agreement. We intend to use the remaining proceeds from the sale of the notes for general corporate purposes, which may include further debt repayment and funding of new investments.

In May and June 2007, we issued an aggregate of 10,350,000 shares of common stock in a public offering at a price to the public of $10.75 per share, and raised net proceeds of approximately $104.8 million, after the underwriting discount and offering expenses. The shares were issued pursuant to our shelf registration statement. We used the proceeds from the offering to repay a portion of our borrowings under the Bridge Facility.

In March 2007, we implemented a dividend reinvestment and

direct stock purchase plan. The plan provides us with an additional source of equity capital. The plan allows interested stockholders to reinvest all or a portion of their cash dividends in shares of our common stock and to make monthly purchases of our common stock generally up to a maximum of $10,000 (unless a higher amount is approved by us at our sole discretion). Shares purchased through the plan may be either (i) newly issued by us or (ii) purchased by the plan administrator in the open market, at our discretion. During the three months ended December 31, 2007, we issued no shares of common stock through the plan. During the year ended December 31, 2007, we issued 1,111,641 shares of common stock through the plan at an average price of $10.38 per share. As of December 31, 2007, we have reserved an aggregate of 3,888,359 shares of common stock for future issuance pursuant to the dividend reinvestment and direct stock purchase plan.

We expect to continue to raise additional capital from time to time to enable us to continue to implement our growth strategy, although the precise timing of our next capital raise will be impacted by our pace of investment activity and market conditions. Our ability to raise capital is influenced by market conditions, and we cannot assure you that conditions for raising capital will be favorable for us at any time. As of the date of filing of this Form 10-K, we have an effective shelf registration statement under which we can offer an aggregate of $500 million of common stock, preferred stock and/or senior or subordinated debt securities from time to time.

### *Long-Term Mortgage Financings*

During the year ended December 31, 2007, we obtained $159.2 million of long-term third party mortgage financing on our real property acquisitions. We also assumed debt of an aggregate of $37.2 million (fair market value of debt assumed) in connection with the acquisition of the Travelers Corporation property in the EntreCap Portfolio, and assumed and then repaid $125.7 million of mortgage debt on the other EntreCap Portfolio properties.

Our mortgage financings are fixed rate financings. The notes typically mature over a long-term period of approximately ten years, and debt service is payable monthly. The notes are generally non-recourse to us but are secured by a mortgage on the property and an assignment of the underlying lease and rents on the property. The notes include limited non-recourse exceptions. The notes are often interest only for all or a portion of the note term, and thus require a balloon payment at maturity. We believe the value of the assets financed is, and will continue to be, sufficient to repay or refinance our debt at maturity.

### *Term Financings*

In December 2007, we completed a $129.5 million original principal balance secured term loan. Upon closing of the financing, we pledged approximately $163.1 million principal amount of collateral to secure our obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. Our effective financing rate on the loan is 6.05% annually (inclusive of hedge and closing costs). The loan is non-recourse to us, subject to limited non-recourse exceptions.

We also completed an entirely fixed rate CDO financing in March 2005. We aggregated approximately $300 million of assets and then transferred these assets into a wholly-owned securitization vehicle, and issued $285 million face amount of multi-class notes and $15 million of preferred equity through the securitization vehicle. The assets serve as collateral for the obligations under the notes. The securitization vehicle is an SPE, with its business limited to the issuance of the notes and the preferred equity, the acquisition of the collateral and certain other matters related thereto. The net amount of the debt we issued was $268.1 million, inclusive of a $0.4 million discount to face, as we retained the three most junior note classes aggregating a face amount of $16.5 million and the full $15 million of preferred equity. Each of the five note classes of the CDO was rated investment grade. During the first five years of the CDO term, we expect to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes have a stated maturity in January 2040, but are expected to mature in January 2015 when the notes become subject to an auction call procedure. Our weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on our CDO is approximately 5.67%. Our CDO debt is non-recourse to us but is secured by the collateral assets.

As of December 31, 2007, we had $232.9 million outstanding under our repurchase agreement, which borrowings were secured by loan investments with an aggregate carry value of $67.3 million, intercompany mortgage loans on CapLease owned properties with an aggregate carry value of $167.5 million and securities with a carry value of $59.5 million. Our repurchase agreement matures in August 2008. We continue to discuss with several financial institutions a number of alternatives for refinancing these assets. Pursuant to the terms of the repurchase agreement, if the value of the assets securing our borrowings declines, we could be subject to lender margin calls. No assurance can be made as to the timing and certainty of refinancing these assets and our business could be materially adversely affected if we experience a significant delay or are unable to do so. In addition, if our actual cost to long-term finance these assets exceeds our current projections, our future results of operations and cash flows could be harmed.

## STATEMENT OF CASH FLOWS

Operating activities provided $30.9 million of cash during the year ended December 31, 2007, primarily driven by net income as adjusted by various non-cash gains, income and charges of $33.1 million and increases in accounts payable, accrued expenses and other liabilities of $4.9 million, partially offset by increases in other assets of $7.8 million. Operating activities provided $27.4 million of cash during 2006, primarily driven by net income as adjusted by various non-cash gains and charges of $24.7 million, increases in accounts payable of $2.3 million and decreases in other assets of $1.5 million, partially offset by decreases in deposits and escrows of $1.9 million. We used $17.1 million of cash in operating activities in 2005. Our 2005 net income as adjusted for straight-lining of rents, various non-cash gains and losses and depreciation and amortization charges was $14.1 million, but was offset by increases in other assets of $18.9 million (net of $8.3 million increase in accounts payable and accrued expenses), decreases in deposits and escrows of $8.5 million and amounts due to servicers and dealers of $4.4 million. The increase in other assets in 2005 was driven by $16.6 million of funds being held by our CDO trustee at year end pending distribution or reinvestment, $5.7 million of cash being held in escrow by our mortgage lenders to fund various property related costs (like tenant improvements, capital expenditures and property expenses), and $4.4 million of rents receivable on several of our owned properties.

We recognize rental income on our owned properties on a straight-line basis in accordance with SFAS No. 13. As of December 31, 2007, this has resulted in us accruing $28.7 million of rental income in excess of actual rents due under the various leases. During the year ended December 31, 2007, rents on a straight-line basis exceeded actual rents due under the leases by $13.8 million. We expect the impact of straight-lining of rents to fluctuate over time as contractual rents step up and actual rents due increase under the various leases and we purchase additional properties. Certain of our owned properties are also subject to rents which pay semi-annually, rather than monthly, and this also impacts the quarter-to-quarter changes due to straight-lining of rents.

Investing activities used $309.1 million during the year ended December 31, 2007, which primarily resulted from net investments in real estate of $280.1 million, investments in securities available for sale of $37.9 million, investments in loans of $9.1 million and investments in partially-owned entities of $1.1 million, partially offset by proceeds from sales of real estate investments of $2.9 million and principal received on loans of $13.0 million and securities of $2.4 million. Investing activities used $361.9 million during the year ended December 31, 2006, which primarily resulted from net investments in real estate of $337.9 million, net investments in securities available for sale of $46.7 million, and purchases of furniture, fixtures and equipment and leasehold improvements of $1.8 million, partially offset by a net reduction in our loan investments of $24.8 million. We sold a mortgage loan for $78.6 million during 2006. Investing activities used $675.4 million during the year ended December 31, 2005, which primarily resulted from net investments in real estate of $534.4 million, net investments in loans of $83.3 million and net investments in securities available for sale of $58.8 million.

Cash provided by financing activities during the year ended December 31, 2007 was $307.7 million, which primarily resulted from net borrowings of $243.7 million, including borrowings of $129.5 million under a secured term loan, $75.0 million under convertible senior notes, $37.4 million under the repurchase agreement (net of repayments) and $1.8 million under mortgages on real estate investments, proceeds from common stock issuances of $116.2 million and funds provided by hedging and risk management activities of $2.4 million, partially offset by dividends and distributions paid of $35.0 million, common stock repurchased of $15.0 million and debt issuance costs of $4.7 million. Cash provided by financing activities during the year ended December 31, 2006 was $319.5 million, reflecting net borrowings from mortgages on real estate investments of $214.7 million, net borrowings on repurchase agreements and other short-term financing obligations of $65.5 million, proceeds from our common stock offering of $59.1 million, and cash received from a construction escrow held by our mortgage lender of $8.7 million, offset in part by, dividends and distributions paid of $27.7 million and debt issuance costs of $1.3 million. Cash provided by financing activities during the year ended December 31, 2005 was $681.1 million, reflecting net borrowings from mortgages on real estate investments of $399.2 million, borrowings from collateralized debt obligations of $268.1 million, proceeds from a preferred stock equity offering of $33.7 million, and borrowings from other long-term debt obligations of $30.9 million, offset in part by, dividends paid on common shares of $19.2 million, funds used in hedging and risk management activities of $11.2 million, a construction escrow held with our mortgage lender of $9.5 million, debt issuance costs of $7.1 million, and net repayments on repurchase agreement obligations of $3.9 million.

See our consolidated statements of cash flows in the historical consolidated financial statements included elsewhere in this filing for a reconciliation of our cash position for the periods described above.

## RISK MANAGEMENT TRANSACTIONS

Since our initial public offering, we have employed a hedging strategy to manage our exposure to interest rate fluctuations prior to the time we obtain long-term fixed rate financing for our assets. Our risk management activities during this period have consisted primarily of interest rate swaps, and we expect they will continue to consist primarily of interest rate swaps in the future.

In accordance with SFAS No. 133, the interest rate swaps

are treated as cash flow hedges for accounting purposes to the extent that they have been designated and qualify as such. The effective portion of our realized and unrealized gains and losses on such transactions are treated as a component of "Other Comprehensive Income (Loss)" on our Consolidated Balance Sheet and are not reported as a component of current income or loss on our Consolidated Statement of Operations. The effective portion of our realized gains and losses, which generally represent the net payments we make or receive on the interest rate swaps, are then reclassified and amortized as part of interest expense on our Consolidated Statement of Operations beginning at issuance of the related debt and continuing over the expected term of such issuance.

To the extent the SFAS No. 133 cash flow hedge criteria are not met or the hedge is deemed ineffective, some or all of the realized and unrealized gains and losses on such transactions are treated as a component of current income or loss on our Statement of Operations. While we have historically had only modest amounts of gain or loss on risk management transactions reported as a component of current income or loss, no assurance can be made that we will continue to satisfy the cash flow hedge requirements of SFAS No. 133 and as to the portion of our gains and losses that will be deemed effective under SFAS No. 133. For example, if we experience a delay in our expected debt issuances, we may be required to include a greater portion of our gains and losses from the associated risk management transactions as current income or loss.

See Note 13 in our consolidated financial statements included in this Form 10-K for additional discussion of our hedging and risk management transactions.

We settle our derivative and other risk management transactions in cash. Therefore, upon settlement, we will pay or receive cash for the net amount due. These amounts could be material and could have a material impact (positive or negative) on our liquidity. We seek to settle these transactions simultaneous with the closing of our financing transaction for the related hedged asset to mitigate the possible adverse impact on our liquidity.

## CONTRACTUAL OBLIGATIONS

The following table outlines the timing of payment requirements related to our contractual obligations as of December 31, 2007:

| | *(in thousands)* | | | | |
|---|---|---|---|---|---|
| | TOTAL | LESS THAN 1 YEAR | 2-3 YEARS | 4-5 YEARS | AFTER 5 YEARS |
| Mortgages on real estate investments | $983,770 | $11,447 | $29,112 | $168,514 | $774,697 |
| Collateralized debt obligations | 268,227 | (38) | 22,751 | 24,151 | 221,363 |
| Secured term loan | 129,521 | 5,801 | 21,840 | 29,117 | 72,763 |
| Convertible senior notes | 75,000 | — | — | — | 75,000 |
| Other long-term debt | 30,930 | — | — | — | 30,930 |
| Operating leases | 4,273 | 736 | 1,466 | 1,506 | 565 |
| Repurchase agreement obligations | 232,869 | 232,869 | — | — | — |
| **Total** | **$1,724,590** | **$250,815** | **$75,169** | **$223,288** | **$1,175,318** |

*Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.*

## OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2007, we had the following off-balance sheet arrangements.

We are obligated under a letter of credit with respect to one of our prior securitization transactions (BSCMS 1999-CLF1). The maximum potential amount of future required payments under the letter of credit is $2.85 million. The letter of credit expires on February 18, 2009. The trustee of the securitization trust may draw the letter of credit if there are realized losses on the mortgage loans in the collateral pool that would create a shortfall in the interest or principal on any investment grade certificate. The letter of credit may be withdrawn when the ratings of the investment grade certificates are no longer dependent upon the credit support provided by the letter of credit. During February 2005, one of the mortgage loans in the securitization on a property leased to Winn-Dixie defaulted, in connection with the bankruptcy of Winn-Dixie. This loan was liquidated by the trust in the fourth quarter of 2006. We do not expect any draw on the letter of credit as a result of this mortgage default, or otherwise.

We entered into an office lease in April 2006 for our corporate offices at 1065 Avenue of the Americas, New York, New York. The term of the lease is for seven years and five months with a base rent of approximately $0.7 million per year for the first four years (after a five month rent free period) and approximately $0.8 million per year for the remainder of the term.

During October 2006, we acquired a real property in Fresno, California leased to Aetna Life Insurance Company, and agreed to fund expected improvements to the real property of approximately $0.8 million. During November 2006, we arranged long-term financing on this property and we funded a reserve account with our lender for the full amount of this obligation. We expect these funds will be disbursed in full as improvements are completed. As of December 31, 2007, none of these funds have been disbursed.

We have agreed to contribute up to $5.0 million of capital to a newly formed real estate investment and management company, subject to the satisfaction of certain terms and conditions by the principals of the company. As of December 31, 2007, we had deposited approximately $1.1 million toward our aggregate $5.0 million commitment.

## Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Market risk refers to the risk of loss from adverse changes in the level of one or more market prices, rate indices or other market factors. We are exposed to market risk primarily from changes in interest rates, credit spreads, tenant credit ratings and equity prices. We attempt to mitigate certain of these risks by entering into hedge and other risk management transactions during the short-term and fixed-rate financings for the long-term. We seek to obtain long-term fixed rate financing as soon as practicable after we make an asset investment. There can be no assurance, however, that such mitigation strategies will be completely or even partially successful. The level of our exposure to market risk is subject to factors beyond our control, including political risk (including terrorism), monetary and tax policy, general economic conditions and a variety of other associated risks.

***Interest Rate Exposure***

We are exposed to interest rate risk in various aspects of our business. The most significant ways we can be impacted by interest rates are as follows. Increases in the level of interest rates may impact our ability to add new assets, as spreads on assets we are targeting may compress (unless there is a corresponding increase in asset returns) and demand for our products may be adversely affected.

Also, to the extent we finance assets in our portfolio on our short-term borrowing facilities, our net income from these fixed rate assets will decrease as interest rates rise and our borrowing cost increases. In addition, as interest rates rise, our anticipated cost to finance these assets on a long-term basis may rise, causing our expected spread on these assets to be reduced. We attempt to mitigate these risks by entering into risk management transactions that react in a manner that offsets our increased interest costs and by locking our long-term financing cost as soon as practicable after we commit to an asset. As noted above, there can be no assurance that our mitigation strategies will be successful.

Furthermore, shifts in the U.S. Treasury yield curve, which represents the market's expectations of future interest rates, would also affect the yield required on our loans and real estate securities. Changes in the required yield would result in a higher or lower value for these assets. If the required market yields increase as a result of these interest rate changes, the value of our loans and real estate securities would decline relative to U.S. Treasuries. Conversely, if the required market yields decrease as a result of interest rate changes, the value of our loans and real estate securities would increase relative to U.S. Treasuries. These changes in the market value may affect the equity on our balance sheet or, if the value is less than our cost basis and we determine the losses to be other-than-temporary, our Statement of Operations through impairment losses on our loans or securities. These value changes may also affect our ability to borrow and access capital, particularly with respect to our short-term financing obligations where the lender has the right to initiate a margin call when the value of its collateral declines.

***Credit Spread Curve Exposure***

We are subject to credit spread risk in various aspects of our business. Credit spreads represent the portion of the required yield on an income investment attributable to credit quality. Credit spreads fluctuate over time as investor appetite for credit risk changes.

Changes in credit spreads can have many of the same impacts on us as a change in interest rates, or principally:

- as credit spreads widen, our short-term borrowing costs may rise;
- increases in credit spreads can result in spread compression on investments we target and, thus, a slowing of our new investment pace;
- increases in credit spreads can increase our anticipated cost to finance assets not yet long-term financed, causing our expected spread on these assets to be reduced; and
- increases in credit spreads can lower the value of our loans and securities as required yields on these assets increase.

***Tenant Credit Rating Exposure***

Substantially all of our portfolio assets are subject to risks due to credit rating changes of the underlying tenant or tenants. Deterioration in the underlying tenant's credit rating can result in a lower value for the related asset, which could result in a reduction in the equity on our balance sheet or, if the value is less than our cost basis and we determine the loss to be other-than-temporary, an impairment loss on our Statement of Operations. In addition, declines in the credit rating of a particular tenant prior to our obtaining long-term financing could increase our short-term financing costs and result in a margin call by our short-term lender, and precipitous declines may significantly impede or eliminate our ability to finance the asset. We manage these risks by maintaining diversity among our credits and assessing our aggregate exposure to ratings classes, in particular lower rated classes. We also seek to lock or procure long-term financing on our assets as promptly as practicable after we commit to invest.

### *Equity Price Risk Exposure*

We may seek to raise capital by sale of our common stock. Our ability to do so is dependent upon the market price of our common stock and general market conditions.

### *Fair Value*

For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, we derive or estimate fair values using various valuation techniques, such as computing the present value of estimated future cash flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise. Changes in assumptions or estimation methodologies can have a material affect on these estimated fair values. The fair values indicated below are indicative of the interest rate and credit spread environment as of December 31, 2007, and may not take into consideration the effects of subsequent interest rate or credit spread fluctuations, or changes in the ratings of the underlying tenants.

The following summarizes certain data regarding our interest rate sensitive instruments as of December 31, 2007:

*(dollars in thousands)*

| | CARRYING AMOUNT | | NOTIONAL AMOUNT | | WEIGHTED AVERAGE EFFECTIVE INTEREST/ FINANCING RATE | MATURITY DATE | FAIR VALUE | |
|---|---|---|---|---|---|---|---|---|
| | 12/31/2007 | 12/31/2006 | 12/31/2007 | 12/31/2006 | 12/31/2007 | 12/31/2007 | 12/31/2007 | 12/31/2006 |
| **Assets** | | | | | | | | |
| Loans held for investment (1) | $270,143 | $274,085 | $268,417 | $272,271 | 6.79% | Various | $267,735 | $277,014 |
| Securities available for sale (2) | 198,187 | 183,066 | 227,614 | 192,111 | 7.42% | 2009-2028 | 198,187 | 183,066 |
| Structuring fees receivable | 2,576 | 3,253 | N/A | N/A | 8.02% | 2010-2020 | 2,576 | 3,253 |
| Derivative assets (3) | — | 2,333 | — | 127,529 | N/A | N/A | — | 2,333 |
| **Liabilities** | | | | | | | | |
| Repurchase agreement obligations (4) | $232,869 | $195,485 | $232,869 | $195,485 | 6.21% | Short-term | $232,869 | $195,485 |
| Mortgages on real estate investments (5) | 983,770 | 794,773 | 976,237 | 789,971 | 5.62% | 2011-2024 | 923,611 | 784,802 |
| Collateralized debt obligations (5) | 268,227 | 268,190 | 268,500 | 268,500 | 5.67% | 2015 | 261,366 | 258,557 |
| Secured term loan (5) | 129,521 | — | 129,521 | — | 6.05% | 2018 | 131,365 | |
| Convertible senior notes (6) | 75,000 | — | 75,000 | — | 8.24% | 2012 | 63,322 | |
| Other long-term debt (7) | 30,930 | 30,930 | 30,930 | 30,930 | 8.30% | 2016 | 27,761 | 31,958 |
| Derivative liabilities (3) | 4,559 | 2,405 | 177,442 | 104,190 | N/A | N/A | 4,559 | 2,405 |

(1) *This portfolio of loans bears interest at fixed rates. We have estimated the fair value of this portfolio of loans based on sales of loans with similar credit and structural characteristics where available, and management's estimate of fair values where comparable sales information is not available. The maturity dates for the loans range from 2008 through 2033.*

(2) *Securities available for sale represent subordinate interests in securitizations (CMBS), as well as pass-through certificates representing our pro rata investments in a pool of mortgage loans. Structuring fees receivable represent cash flows receivable by us from the sale of loans to third-party purchasers. The notional values for the CMBS are shown at their respective face amounts. Fair value for the CMBS is based on third-party quotations, where obtainable, or our estimate of fair value, based on yields of comparably rated securities in the CMBS market. Fair value for the structuring fees receivable is shown at our amortized cost for these items. For the securities available for sale, we expect to receive monthly interest coupon payments, and contractual principal payments as scheduled.*

(3) *These instruments represent hedging and risk management transactions involving interest rate swaps. They have been valued by reference to market quotations.*

(4) *Our repurchase agreement obligations bear interest at floating rates, and we believe that for similar financial instruments with comparable credit risks, the effective rates approximate market value. Accordingly, the carrying amounts outstanding are believed to approximate fair value.*

(5) *We estimate the fair value of mortgage notes on real estate investments, collateralized debt obligations and the secured term loan using a discounted cash flow analysis, based on our estimates of market interest rates. For mortgages where we have an early payment right, we also consider the prepayment amount to evaluate the fair value. The maturity date of the collateralized debt obligations reflects our expected maturity date in January 2015 and is used to compute the related fair value and weighted average effective interest rate.*

(6) *We estimate the fair value of our convertible senior notes using a discounted cash flow analysis, based upon management's estimates of market interest rates, and indications of market yields, where available. The maturity date of our convertible senior notes reflects our expected maturity date in October 2012 when the note investors have the right to require us to repurchase their notes for cash and is used to compute the related fair value and weighted average effective interest rate.*

(7) *We estimate the fair value of our other long-term debt using a discounted cash flow analysis, based upon management's estimates of market interest rates. The maturity date of our other long-term debt reflects our expected maturity date in January 2016 and is used to compute the related fair value and weighted average effective interest rate.*

Our generally higher level of interest rate sensitive instruments at December 31, 2007 reflects our greater level of assets and liabilities as a result of our continued growth since completion of our initial public offering in March 2004.

Scheduled maturities of interest rate sensitive instruments as of December 31, 2007 are as follows:

*(in thousands, notional amounts where appropriate, otherwise carrying amounts)*

| | EXPECTED MATURITY DATES | | | | | |
|---|---|---|---|---|---|---|
| | 2008 | 2009 | 2010 | 2011 | 2012 | THEREAFTER |
| Loans held for investment | $7,195 | $15,869 | $11,483 | $12,589 | $13,220 | $208,060 |
| Securities available for sale | 2,773 | 25,854 | 3,273 | 4,054 | 4,691 | 186,969 |
| Structuring fees receivable | 712 | 771 | 767 | 72 | 79 | 175 |
| Mortgages on real estate investments | 11,447 | 13,371 | 15,741 | 36,433 | 132,081 | 774,697 |
| Repurchase agreement obligations | 232,869 | — | — | — | — | — |
| Collateralized debt obligations | (38) | (41) | 22,792 | 10,861 | 13,290 | 221,363 |
| Secured term loan | 5,801 | 9,649 | 12,191 | 13,737 | 15,380 | 72,763 |
| Convertible senior notes | — | — | — | — | — | 75,000 |
| Other long-term debt | — | — | — | — | — | 30,930 |
| Derivative liabilities | 4,559 | — | — | — | — | — |

*Negative amounts shown with respect to our collateralized debt obligations represent amortization of original issue discount.*

The expected maturity dates shown for loan investments, securities available for sale and structuring fees receivable are based on the contractual terms of the underlying assets. These assets, based on our current operating strategy, are held for investment. Our liabilities with respect to our repurchase agreement are short-term in nature and, accordingly, are listed in the current period. The material assumptions used to determine fair value are included in footnotes 1 through 7 in the immediately preceding table.

# Management's Annual Report on Internal Control Over Financial Reporting

Management of CapLease, Inc. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

- pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company;
- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making the assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control—Integrated Framework."

Based on this assessment, management concluded that, as of December 31, 2007, the Company's internal control over financial reporting is designed and operating effectively.

McGladrey & Pullen, LLP, the Company's independent registered public accounting firm, has issued an audit report on the Company's internal control over financial reporting. This report appears at the beginning of Item 8. Financial Statements and Supplementary Data.

# Item 8. Financial Statements and Supplementary Data

## INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

# Report of Independent Registered Public Accounting Firm

**To the Board of Directors and Stockholders**
CapLease, Inc.

We have audited the accompanying consolidated balance sheets of CapLease, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules of CapLease, Inc. listed in the Index at Item 8. We also have audited CapLease, Inc.'s internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). CapLease, Inc.'s management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CapLease, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, CapLease, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in "Internal Control—Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ McGladrey & Pullen LLP
New York, New York
March 4, 2008

# Consolidated Balance Sheets

| *(Amounts in thousands, except share and per share amounts)* | DECEMBER 31 2007 | 2006 |
|---|---|---|
| **Assets** | | |
| Real estate investments, net | $1,563,570 | $1,115,001 |
| Loans held for investment | 269,293 | 273,170 |
| Securities available for sale | 198,187 | 183,066 |
| Cash and cash equivalents | 34,047 | 4,425 |
| Asset held for sale | 5,413 | 2,942 |
| Structuring fees receivable | 2,576 | 3,253 |
| Other assets | 85,183 | 62,443 |
| **Total Assets** | $2,158,269 | $1,644,300 |
| **Liabilities and Stockholders' Equity** | | |
| Mortgages on real estate investments | $ 983,770 | $794,773 |
| Collateralized debt obligations | 268,227 | 268,190 |
| Repurchase agreement obligations | 232,869 | 195,485 |
| Secured term loan | 129,521 | — |
| Convertible senior notes | 75,000 | — |
| Other long-term debt | 30,930 | 30,930 |
| Intangible liabilities on real estate investments | 51,811 | 19,693 |
| Accounts payable, accrued expenses and other liabilities | 24,232 | 17,132 |
| Dividends and distributions payable | 9,634 | 7,582 |
| **Total Liabilities** | 1,805,994 | 1,333,785 |
| Minority interest | 2,616 | 2,859 |
| Commitments and contingencies | | |
| Stockholders' equity: | | |
| Preferred stock, $0.01 par value, 100,000,000 shares authorized, Series A cumulative redeemable preferred, liquidation preference $25.00 per share, 1,400,000 shares issued and outstanding | 33,657 | 33,657 |
| Common stock, $0.01 par value, 500,000,000 shares authorized, 44,350,330 and 34,091,829 shares issued and outstanding, respectively | 444 | 341 |
| Additional paid in capital | 341,578 | 277,918 |
| Accumulated other comprehensive (loss) | (26,020) | (4,260) |
| **Total Stockholders' Equity** | 349,659 | 307,656 |
| **Total Liabilities and Stockholders' Equity** | $2,158,269 | $1,644,300 |

*See notes to consolidated financial statements.*

# Consolidated Statements of Operations

| (Amounts in thousands, except per share amounts) | YEAR ENDED DECEMBER 31 2007 | 2006 | 2005 |
|---|---|---|---|
| **Revenues** | | | |
| Rental revenue | $124,960 | $78,477 | $37,956 |
| Interest income from loans and securities | 35,400 | 32,469 | 27,898 |
| Property expense recoveries | 11,215 | 8,828 | 6,272 |
| Gains on sale of mortgage loans and securities | — | 2,923 | 447 |
| Other revenue | 583 | 1,903 | 479 |
| **Total revenues** | 172,158 | 124,600 | 73,052 |
| **Expenses** | | | |
| Interest expense | 97,036 | 63,212 | 31,398 |
| Property expenses | 18,912 | 15,889 | 10,441 |
| Gain on derivatives | (203) | (413) | (159) |
| Loss on securities | 372 | 907 | 2,372 |
| General and administrative expenses | 10,662 | 9,772 | 10,140 |
| General and administrative expenses-stock based compensation | 1,621 | 2,621 | 2,235 |
| Depreciation and amortization expense on real property | 47,461 | 25,378 | 11,273 |
| Loan processing expenses | 306 | 268 | 283 |
| **Total expenses** | 176,167 | 117,634 | 67,983 |
| Gain on extinguishment of debt | 1,363 | — | — |
| Income (loss) before minority interest and taxes | (2,646) | 6,966 | 5,069 |
| Minority interest in consolidated entities | 33 | (17) | 55 |
| Income (loss) from continuing operations | (2,613) | 6,949 | 5,124 |
| Income from discontinued operations | 352 | 300 | 6 |
| Net income (loss) | (2,261) | 7,249 | 5,130 |
| Dividends allocable to preferred shares | (2,844) | (2,844) | (561) |
| **Net income (loss) allocable to common stockholders** | $(5,105) | $4,405 | $4,569 |
| Earnings per share: | | | |
| Net income (loss) per common share, basic and diluted | $(0.13) | $0.14 | $0.16 |
| Weighted average number of common shares outstanding, basic | 40,739 | 31,939 | 27,784 |
| Weighted average number of common shares outstanding, diluted | 40,739 | 31,941 | 27,784 |
| Dividends declared per common share | 0.80 | 0.80 | 0.74 |
| Dividends declared per preferred share | $2.03 | $2.03 | $0.49 |

*See notes to consolidated financial statements.*

# Consolidated Statements of Changes in Stockholders' Equity

| *(Amounts in thousands)* | PREFERRED STOCK | COMMON STOCK AT PAR | ADDITIONAL PAID-IN CAPITAL | ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) | RETAINED EARNINGS | TOTAL | COMPREHENSIVE INCOME (LOSS) |
|---|---|---|---|---|---|---|---|
| **Balance at December 31, 2004** | $ — | $275 | $251,786 | $1,203 | $ — | $253,263 | |
| Issuance of preferred stock | 33,657 | — | — | — | — | 33,657 | |
| Incentive stock plan compensation expense | — | — | 2,235 | — | — | 2,235 | |
| Incentive stock plan grants issued and forfeited | — | 4 | (4) | — | — | — | |
| Net income | — | — | — | — | 5,130 | 5,130 | $5,130 |
| Dividends declared - preferred | — | — | — | — | (680) | (680) | |
| Dividends declared - common | — | — | (16,174) | — | (4,450) | (20,624) | |
| Unrealized change in value on securities available for sale | — | — | — | (561) | — | (561) | (561) |
| Unrealized change in value of derivatives | — | — | — | 8,098 | — | 8,098 | 8,098 |
| Net realized losses on derivatives, net of amortization of $877 | — | — | — | (10,488) | — | (10,488) | (10,488) |
| **Balance at December 31, 2005** | 33,657 | 279 | 237,843 | (1,748) | — | 270,031 | **$2,179** |
| Incentive stock plan compensation expense | — | — | 2,621 | — | — | 2,621 | |
| Incentive stock plan grants issued and forfeited | — | 3 | (3) | — | — | — | |
| Net income | — | — | — | — | 7,249 | 7,249 | $7,249 |
| Issuance of common stock | — | 59 | 59,074 | — | — | 59,133 | |
| Dividends declared-preferred | — | — | — | — | (2,844) | (2,844) | |
| Dividends declared-common | — | — | (21,617) | — | (4,405) | (26,022) | |
| Unrealized change in value of securities available for sale | — | — | — | (2,956) | — | (2,956) | (2,956) |
| Unrealized change in value of derivatives | — | — | — | (737) | — | (737) | (737) |
| Net realized gains on derivatives, net of amortization of $1,173 | — | — | — | 1,181 | — | 1,181 | 1,181 |
| **Balance at December 31, 2006** | 33,657 | 341 | 277,918 | (4,260) | — | 307,656 | **$4,737** |
| Incentive stock plan compensation expense | — | — | 1,621 | — | — | 1,621 | |
| Incentive stock plan grants issued and forfeited | — | 3 | (3) | — | — | — | |
| Net income | — | — | (2,261) | — | — | (2,261) | $(2,261) |
| Issuance of common stock | — | 115 | 116,104 | — | — | 116,219 | |
| Repurchase of common stock | — | (15) | (14,985) | — | — | (15,000) | |
| Dividends declared-preferred | — | — | (2,844) | — | — | (2,844) | |
| Dividends declared-common | — | — | (33,972) | — | — | (33,972) | |
| Unrealized change in value of securities available for sale | — | — | — | (20,412) | — | (20,412) | (20,412) |
| Unrealized change in value of derivatives | — | — | — | (4,570) | — | (4,570) | (4,570) |
| Net realized gains on derivatives, net of amortization of $991 | — | — | — | 3,222 | — | 3,222 | 3,222 |
| **Balance at December 31, 2007** | $33,657 | $444 | $341,578 | $(26,020) | $ — | $349,659 | **$(24,021)** |

*See notes to consolidated financial statements.*

# Consolidated Statements of Cash Flows

| *(Amounts in thousands)* | YEAR ENDED DECEMBER 31 2007 | 2006 | 2005 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net income (loss) | $(2,261) | $7,249 | $5,130 |
| Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities: | | | |
| Depreciation and amortization | 47,860 | 25,717 | 10,469 |
| Stock based compensation | 1,621 | 2,621 | 2,235 |
| Amortization of above and below market leases | 742 | (686) | (583) |
| Minority interest in consolidated entities | (33) | 17 | — |
| Gain on extinguishment of debt | (1,363) | — | — |
| Gain on sale of loans and securities | — | (2,923) | (447) |
| Loss on securities available for sale | 372 | 907 | 2,372 |
| Loss on sale of real estate properties | 55 | — | — |
| Gain on derivatives | (203) | (413) | (159) |
| Straight-lining of rents | (13,756) | (8,822) | (5,581) |
| Amortization of discounts/premiums, and origination fees/costs, net | (399) | (526) | (514) |
| Amortization of debt issuance costs and fair market value of debt assumed | 460 | 1,593 | 1,139 |
| Changes in operating assets and liabilities: | | | |
| Structuring fees receivable | 677 | 609 | 563 |
| Other assets | (7,821) | 1,510 | (27,146) |
| Accounts payable, accrued expenses and other liabilities | 4,892 | 2,275 | 8,271 |
| Deposits and escrows | 283 | (1,867) | (8,501) |
| Amounts due to servicer | (181) | 182 | (4,359) |
| **Net cash provided by (used in) operating activities** | **30,945** | **27,443** | **(17,111)** |
| **Investing Activities** | | | |
| Proceeds from sale of loans | — | 78,645 | 12,131 |
| Additions to loans held for investment | (9,107) | (122,988) | (115,852) |
| Principal received from borrowers | 12,961 | 69,196 | 20,372 |
| Origination costs on lending investments | 22 | 201 | 362 |
| Purchase of securities available for sale | (37,919) | (56,201) | (66,168) |
| Proceeds from sale of securities available for sale | — | 7,939 | 5,787 |
| Principal amortization on securities available for sale | 2,415 | 1,518 | 1,541 |
| Proceeds from sale of real estate investments | 2,887 | — | — |
| Purchases of real estate investments | (276,457) | (329,751) | (530,593) |
| Real estate improvements, additions and construction in progress | (3,658) | (8,188) | (3,825) |
| Deposits on potential equity investments | (20,800) | (16,445) | (14,700) |
| Return of deposits on potential equity investments | 21,800 | 16,045 | 16,600 |
| Purchase of other investments | — | — | (930) |
| Investments in partially-owned entities | (1,139) | — | — |
| Purchases of furniture, fixtures, equipment and leasehold improvements | (67) | (1,825) | (133) |
| **Net cash used in investing activities** | **(309,062)** | **(361,854)** | **(675,408)** |

*Continued >*

# Consolidated Statements of Cash Flows

**(CONTINUED)**

| *(Amounts in thousands)* | YEAR ENDED DECEMBER 31 2007 | 2006 | 2005 |
|---|---|---|---|
| **Financing Activities** | | | |
| Borrowings under repurchase agreement obligations | $322,913 | $189,521 | $232,024 |
| Repayments of repurchase agreement obligations | (285,528) | (124,001) | (235,890) |
| Borrowings under bridge-financing facility | 210,273 | — | — |
| Repayments under bridge-financing facility | (210,273) | — | — |
| Borrowings from mortgages on real estate investments | 160,076 | 217,050 | 400,552 |
| Repayments of mortgages on real estate investments | (158,258) | (2,368) | (1,341) |
| Borrowings from collateralized debt obligations | — | — | 268,130 |
| Borrowings from other long-term debt obligations | — | — | 30,930 |
| Borrowings from secured term loan | 129,521 | — | — |
| Convertible senior notes issued | 75,000 | — | — |
| Debt issuance costs | (4,662) | (1,327) | (7,050) |
| Escrows held with mortgage lender | — | 8,695 | (9,507) |
| Funds provided by (used in) hedging and risk management activities | 2,434 | 421 | (11,206) |
| Common stock issued, net of offering costs | 116,219 | 59,133 | — |
| Common stock repurchased | (15,000) | — | — |
| Preferred stock issued, net of offering costs | — | — | 33,657 |
| Cash distributions to minority limited partners | (211) | (105) | — |
| Dividends paid on common and preferred stock | (34,765) | (27,591) | (19,174) |
| Changes in amounts due from affiliates | — | 92 | (11) |
| **Net cash provided by financing activities** | **307,739** | **319,520** | **681,114** |
| Net increase (decrease) in cash and cash equivalents | 29,622 | (14,891) | (11,405) |
| Cash and cash equivalents at beginning of period | 4,425 | 19,316 | 30,721 |
| **Cash and Cash Equivalents at End of Period** | **$34,047** | **$4,425** | **$19,316** |
| **Supplemental Disclosure of Cash Flow Information** | | | |
| Cash paid during the year for interest expense (excluding capitalized interest) | $93,103 | $59,965 | $24,159 |
| Cash paid for capitalized interest | — | — | 1,589 |
| Cash paid during the year for income taxes | — | — | 9 |
| Distributions declared but not paid | 53 | 53 | — |
| Dividends declared but not paid | 9,581 | 7,529 | 6,253 |
| **Supplemental Disclosure of Noncash Operating, Investing and Financing Information** | | | |
| Unrealized (loss) gain on cash flow hedges | $(4,570) | $(737) | $8,098 |
| Unrealized (loss) on available-for-sale securities | (20,412) | (2,956) | (561) |
| Value of in-place leases and above-market leases acquired | 64,086 | 39,619 | 69,344 |
| Value of below-market leases acquired | 34,326 | 6,465 | 8,102 |
| Securities reclassified to loans held for investment | — | — | 6,932 |
| Mortgage notes payable assumed on properties acquired | 189,996 | 28,623 | 41,276 |
| Operating partnership units issued in connection with an investment | — | 3,000 | — |
| Real estate investments consolidated under FIN 46 | — | — | 81,500 |
| Real estate investments no longer consolidated under FIN 46 | — | — | 129,500 |
| Mortgage on real estate investments consolidated under FIN 46 | — | — | 50,887 |
| Mortgage on real estate investments no longer consolidated under FIN 46 | — | — | 55,702 |
| Depreciation on real estate investments consolidated under FIN 46 | — | — | 935 |

*See notes to consolidated financial statements.*

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 1. Company Name Change

On July 30, 2007, Capital Lease Funding, Inc. changed its name to CapLease, Inc. ("CapLease" and collectively with its majority-owned subsidiaries, the "Company"). CapLease elected to retain its NYSE stock ticker as "LSE."

## 2. Organization

CapLease is a diversified real estate investment trust, or REIT, that invests primarily in single tenant commercial real estate assets subject to long-term leases to high credit quality tenants. The Company focuses on properties that are subject to a net lease, or a lease that requires the tenant to pay all or substantially all expenses normally associated with the ownership of the property (such as utilities, taxes, insurance and routine maintenance) during the lease term. The Company also has made and expects to continue to make investments in single tenant properties where the owner has exposure to property expenses when it determines it can sufficiently underwrite that exposure and isolate a predictable cash flow.

The Company invests at all levels of the capital structure of net lease and other single tenant properties, including equity investments in real estate (owned real properties), debt investments (mortgage loans and net lease mortgage backed securities) and mezzanine investments secured by net leased or other single tenant real estate collateral.

CapLease is organized and conducts its operations to qualify as a REIT for federal income tax purposes. As such, it generally will not be subject to federal income tax on that portion of its income that is distributed to stockholders if it distributes at least 90% of its REIT taxable income to its stockholders by prescribed dates and complies with various other requirements.

CapLease conducts its business through a variety of subsidiaries, including its predecessor and operating partnership, Caplease, LP (the "Operating Partnership"). CapLease is the indirect sole general partner of, and owns approximately 98.5% of the common equity of, the Operating Partnership.

CapLease completed its initial public offering of common stock in March 2004, and issued its 8.125% Series A cumulative redeemable preferred stock in a public offering in October 2005. As of December 31, 2007, CapLease had 44,350,330 shares of common stock and 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock outstanding. See Note 18.

## 3. Summary of Significant Accounting Policies

***Basis of Presentation and Principles of Consolidation***

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States and include the assets, liabilities, and results of operations of the Company and other entities consolidated under FIN 46 (see Note 27). Results of operations of properties acquired are included in the Consolidated Statements of Operations from the date of acquisition, except as otherwise provided in Note 27. The Company assesses whether consolidation of any entity in which it has an equity interest is necessary based on applicable accounting guidance. Any entities that do not meet the criteria for consolidation where the Company does not exercise significant influence are accounted for using the cost method. All significant intercompany transactions, balances and accounts have been eliminated in consolidation.

***Use of Estimates***

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

***Risks and Uncertainties***

In the normal course of business, the Company encounters primarily two significant types of economic risk: credit and market. Credit risk is the risk of default on the Company's loans, leases, securities and derivative instruments that results from a borrower's, lessee's or derivative counterparty's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of investments in loans, real estate, securities or derivative instruments due to changes in interest rates or other market factors, including the value of the collateral underlying loans and securities and the valuation of real estate held by the Company. Management believes that the carrying values of its investments are reasonable taking into consideration these risks along with estimated collateral values, payment histories, and other relevant information.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

***Loan Investments***

The Company classifies its loans as long-term investments, as its strategy is to hold the loans for the foreseeable future or until maturity. Loan investments are carried on the Company's Balance Sheet at amortized cost (unpaid principal balance adjusted for unearned discount or premium and loan origination fees). Unearned discounts or premiums and loan origination fees are amortized as a component of interest income using the effective interest method over the life of the loan.

The Company periodically evaluates each of its loans held for investment for possible impairment. Impairment is indicated when it is deemed probable that the Company will be unable to collect all amounts due according to the contractual terms of the asset. Upon determination of impairment, the Company must establish a specific valuation allowance with a corresponding charge to earnings. Significant judgment is required both in determining impairment and in estimating the resulting loss allowance. In determining impairment and any loan loss allowance, the Company evaluates factors such as the status of the loans (i.e., current or expected payment or other defaults), the credit quality of the underlying tenants, the present value of expected future cash flows on the loans, the fair market value of any collateral, and the amount and status of any senior debt. As of December 31, 2007, the Company had no loss allowances on any of the loans in its portfolio.

***Purchase Accounting for Acquisition of Real Estate***

The Company's purchase price of rental real estate acquired is allocated to the following based on fair values:

- acquired tangible assets, consisting of land, building and improvements; and
- identified intangible assets and liabilities, consisting of above-market and below-market leases, in-place leases and tenant relationships.

In estimating the fair value of the tangible and intangible assets acquired, the Company considers information obtained about each property as a result of its due diligence activities and other market data, and utilizes various valuation methods, such as estimated cash flow projections utilizing appropriate discount and capitalization rates, estimates of replacement costs, and available market information. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant (the "dark value").

Above-market and below-market lease values for acquired properties are recorded based on the present value of the differences between (i) the contractual amounts to be paid pursuant to each in-place lease and (ii) management's estimate of fair market lease rates for each corresponding in-place lease. Fair market lease rates are measured over a period equal to the remaining term of the lease for above-market leases and the initial term plus the term of any below-market rate renewal options for below-market leases. In computing present value, the Company considers the costs which would need to be invested to achieve the fair market lease rates. The Company uses a discount rate which reflects the risks associated with the leases acquired. The capitalized above-market lease values are amortized as a reduction of base rental revenue over the remaining term of the respective leases, and the capitalized below-market lease values are amortized as an increase to base rental revenue over the remaining initial terms plus the terms of any below-market renewal options of the respective leases.

Other intangible assets acquired include amounts for in-place lease values and tenant relationship values which are based on management's evaluation of the specific characteristics of each tenant's lease and the Company's overall relationship with the respective tenant. Factors considered by management in its analysis of in-place lease values include estimates of the dark value of the property, carrying costs during the hypothetical expected time it would take management to find a tenant to lease the space for the existing lease term (a "lease-up period") considering current market conditions, and costs to execute similar leases. Management estimates carrying costs, including such factors as real estate taxes, insurance and other operating expenses during the expected lease-up period, considering current market conditions and costs to execute similar leases. In estimating costs to execute similar leases, management considers leasing commissions and other related expenses. Characteristics considered by management in valuing tenant relationships include the nature and extent of the Company's existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant's credit quality and expectations of lease renewals. The value of in-place leases is amortized to expense over the remaining initial terms of the respective leases. The value of tenant relationship intangibles is amortized to expense over the anticipated life of the relationships. Through December 31, 2007, the Company has assigned no value to tenant relationships on any of its acquisitions.

For property acquisitions where the Company assumes existing mortgage debt, the debt is recorded at its fair value, based on management's estimate of current market yields available for comparable financing. The Company amortizes any discount or

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

premium as part of interest expense on the related debt using the effective interest method.

Real estate taxes, insurance and interest expense on properties that are under development are capitalized in accordance with the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Cost* and SFAS No. 67, *Accounting for Costs and Initial Rental Operations of Real Estate Projects.*

Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties. The Company generally depreciates buildings and building improvements over periods not exceeding 40 years. Direct costs incurred in acquiring properties are capitalized. Expenditures for maintenance and repairs are charged to operations as incurred. Significant renovations which extend the useful life of the properties are capitalized.

### *Securities Available for Sale*

In accordance with SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities*, the Company classifies its securities investments, all of which it intends to hold for an indefinite period of time, as available for sale. These securities are reported at fair value on the Company's Consolidated Balance Sheets, with unrealized gains and losses included in other comprehensive income, and other-than-temporary impairments included in current earnings on the Consolidated Statement of Operations. Purchase premiums and discounts are amortized as a component of interest income using the effective interest method over the terms of the securities. In estimating other-than-temporary impairment losses, management considers (1) the financial condition and near-term prospects of the underlying credit, (2) the intent and ability of the Company to retain its investment in the underlying credit for a period of time sufficient to allow for anticipated recovery in fair value and (3) the length of time and the extent to which the fair value has been below cost. The Company had losses on securities charged to the Statement of Operations of $372 during the year ended December 31, 2007, $907 during the year ended December 31, 2006, and $2,372 during the year ended December 31, 2005.

### *Structuring Fees Receivable*

Structuring fees receivable represent fees which the Company is entitled to receive over time for structuring, originating and/or selling loans and are initially recorded at the discounted value of expected cash receipts, and periodically evaluated for impairment. In accordance with Staff Accounting Bulletin No. 104, fee revenue is recognized as earned when the following criteria are met: (1) evidence of an arrangement exists; (2) services have been rendered; (3) the fee is fixed or determinable; and (4) collectibility is reasonably assured. The Company amortizes the receivable balance as cash is collected, allocating the cash received to principal and interest.

### *Deferred Origination Fees and Costs*

In accordance with SFAS No. 91, *Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases*, the Company defers the recognition of fees and expenses associated with the origination of its loans held for investment. These items include lender fee income, rate lock income, direct loan origination costs, certain legal fees, insurance costs, rating agency fees and certain other expenses. Deferred fees and costs are recognized as an adjustment to the effective yield over the life of the related asset.

### *Sale of Commercial Mortgage Loans*

Prior to its initial public offering in March 2004, the Company sold a majority of its mortgage loans. Since its initial public offering, the Company's portfolio business strategy has contemplated selling only a limited number of mortgage loans. The Company does not retain servicing rights for sold loans. When the Company sells mortgage loans, it derecognizes assets sold, records assets received or retained and records a gain or loss on sale. The asset received is generally cash. In certain sale transactions, the Company retains a small cash flow interest in the loans being sold. The Company accounts for sales of mortgage loans in accordance with SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.*

### *Derivative and Other Risk Management Transactions*

The Company accounts for derivatives in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"). The Company measures derivative instruments at fair value and records each as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract.

Since its conversion to a REIT in March 2004, the Company's hedging strategy has been to use forward starting interest rate swaps to hedge the value of changes in the interest-related cash outflows on forecasted future borrowings. These interest rate swaps, to the extent that the Company has designated them and they qualify as part of a hedging relationship, are treated as cash flow hedges in accordance with SFAS No. 133. For derivatives

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

designated as cash flow hedges, the effective portions of the derivative are reported in other comprehensive income ("OCI") and are subsequently reclassified into earnings when the hedged item affects earnings. Ineffective portions of hedges are recognized in earnings in the affected period.

### *Cash and Cash Equivalents*

The Company defines cash equivalents as highly liquid investments purchased with maturities of three months or less at date of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Depository Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

### *Revenue Recognition*

Rental revenue on real estate is recognized in accordance with SFAS No. 13, *Accounting for Leases*. Rental revenue is recognized on a straight-line basis over the non-cancelable term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. This includes the effects of rent steps and rent abatements under the leases.

Interest income from loans, securities, and structuring fees receivable, is recognized on the accrual basis of accounting. Interest income from securities (including interest-only strips) is recognized over the life of the investment using the effective interest method. The cost basis of interest-only strips is adjusted to reflect any prepayments from underlying assets, using the initial yield-to-maturity at the purchase date.

Gains are recognized on the sale of loans and securities in accordance with the requirements of SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities*. The Company may from time to time split its mortgage loan investments into two notes – a real estate note and a corporate credit note. In these instances, the Company will generally sell the real estate note to a third party and retain the corporate credit note in portfolio. The Company computes gain on these sales by comparing the sales proceeds on the note sold to its cost basis. The Company computes its cost basis on the note sold by allocating the entire basis in the loan between the two notes based on the present value of expected cash flows on each note. In computing present values, management estimates a discount rate based on a benchmark rate plus a market spread based on the credit of the underlying tenant. These estimates reflect market rates that management believes are reasonable. However, the use of different estimates could have an impact on the calculation of gain on sale revenue.

The Company may periodically receive breakup fees on contracts in connection with its investments in real estate. The Company recognizes revenues from contract breakup fees when the contractual conditions have occurred to trigger the receipt of such a fee, when the amounts of such revenue can be reasonably determined, and when collection is probable.

### *Lease Enhancement Mechanisms*

The Company utilizes the following lease enhancement mechanisms, primarily as part of its lending programs:

- casualty and condemnation insurance policies that protect the Company from any right the tenant may have to terminate the underlying net lease or abate rent as a result of a casualty or condemnation; and
- with respect to a double net lease, borrower reserve funds that protect the Company from any rights the tenant may have to terminate the underlying net lease or abate rent as a result of the failure of the property owner to maintain and repair the property or related common areas.

Costs incurred by the Company for lease enhancement mechanisms as part of the Company's lending programs are typically charged to the borrowers. In instances where costs are not fully absorbed by the borrower, costs are treated in accordance with SFAS No. 91, as a cost of loan origination. Costs for lease enhancement mechanisms for the Company's owned real properties are treated as a cost of financing and are amortized as part of interest expense over the expected term of the related financing.

### *Impairment of Long-Lived Assets*

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, the Company reviews its investment in long-lived assets (owned real properties) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company began acquiring owned real properties in the third quarter of 2004. The Company recognized no impairment losses on long-lived assets during the years ended December 31, 2007, 2006 and 2005.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

***Marketing and Advertising Costs***

The Company expenses marketing and advertising costs as incurred. Marketing and advertising expense totaled $512, $544 and $615, in 2007, 2006, and 2005, respectively.

***Income Taxes***

CapLease is subject to federal income taxation at corporate rates on its "REIT taxable income." However, CapLease is allowed a deduction for the amount of dividends paid to its stockholders, thereby subjecting the distributed net income of CapLease to taxation at the stockholder level only. CapLease intends to continue to operate in a manner consistent with and it has elected to be treated as a REIT for tax purposes. From time to time, the Company may conduct a portion of its business through a taxable REIT subsidiary ("TRS"), and the income from the activities of the TRS is subject to federal and state taxation at the applicable corporate rates.

***Other Comprehensive Income (Loss)***

In accordance with SFAS No. 130, *Reporting Comprehensive Income*, the Company recognizes the change in fair value of its securities available for sale as a component of "Other Comprehensive Income (Loss)" on the Company's Consolidated Balance Sheet. In accordance with SFAS No. 133, the Company recognizes the change in fair value, and realized gains and losses from the effective portion of its cash flow hedges as a component of "Other Comprehensive Income (Loss)" on the Company's Consolidated Balance Sheet. Realized gains and losses from the effective portion of the cash flow hedges are then amortized as a component of interest expense on the Company's Consolidated Statement of Operations over the term of the related financing, using the constant interest method.

***Earnings per Share***

In accordance with SFAS No. 128, *Earnings per Share*, the Company presents both basic and diluted earnings per share ("EPS"). Basic EPS excludes dilution and is computed by dividing net income allocable to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock, where such exercise or conversion would result in a lower EPS amount. For the 2006 period, the Company's computation of diluted EPS included 6,000 shares which the Company agreed in September 2006 to issue to an employee if a service condition is satisfied on January 2, 2007. The service condition was satisfied and the shares were issued on January 2, 2007. For the 2007 period, the Company's computation of diluted earnings per share does not include 1,507,155 weighted average common shares that may be issued in the future upon conversion of the convertible senior notes issued in October 2007, as the impact would not be dilutive.

The following summarizes the Company's EPS computations for the years ended December 31, 2007, December 31, 2006 and December 31, 2005:

| | DECEMBER 31 | | |
|---|---|---|---|
| *(in thousands, except per share amounts)* | 2007 | 2006 | 2005 |
| Net income (loss) allocable to common stockholders | $(5,105) | $4,405 | $4,569 |
| Weighted average number of common shares outstanding, basic | 40,739 | 31,939 | 27,784 |
| Weighted average number of common shares outstanding, diluted | 40,739 | 31,941 | 27,784 |
| Earnings (loss) per share, basic and diluted | $ (0.13) | $0.14 | $0.16 |
| Non-vested shares included in weighted average number of shares outstanding above | 693 | 588 | 496 |

***Recently Issued Accounting Pronouncements***

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on description, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company's adoption of FIN 48 on January 1, 2007 did not have a material effect on its consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 provides guidance for using fair value to measure assets and liabilities. This statement clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing the asset or liability. SFAS No. 157 establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets and the lowest priority to unobservable data. SFAS No. 157 applies whenever other standards require assets or

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

liabilities to be measured at fair value. This statement is effective in fiscal years beginning after November 15, 2007 and, therefore, the effective date for the Company is January 1, 2008. The Company is currently evaluating the impact SFAS No. 159 will have on its consolidated financial statements.

In February 2007, the FASB issued Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective for fiscal years beginning after November 15, 2007 and, therefore, the effective date for the Company is January 1, 2008. The Company is currently evaluating the impact SFAS No. 157 will have on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 141R, *Business Combinations* ("SFAS No. 141R"). SFAS No. 141R broadens the guidance of SFAS No. 141, extending its applicability to all transactions and other events in which one entity obtains control over one or more other businesses. It broadens the fair value measurement and recognition of assets acquired, liabilities assumed, and interests transferred as a result of business combinations; and stipulates that acquisition related costs be expensed rather than included as part of the basis of the acquisition. SFAS No. 141R expands required disclosures to improve the ability to evaluate the nature and financial effects of business combinations. SFAS No. 141R is effective for all transactions entered into on or after January 1, 2009. The Company is currently evaluating the impact SFAS No. 141R will have on its consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements - An Amendment of ARB No. 51* ("SFAS No. 160"). SFAS No. 160 requires a noncontrolling interest in a subsidiary to be reported as equity and the amount of consolidated net income specifically attributable to the noncontrolling interest to be identified in the consolidated financial statements. SFAS No. 160 also calls for consistency in the manner of reporting changes in the parent's ownership interest and requires fair value measurement of any noncontrolling equity investment retained in a deconsolidation. SFAS No. 160 is effective on January 1, 2009. The Company is currently evaluating the impact SFAS No. 160 will have on its consolidated financial statements.

***Reclassifications***

Certain prior year amounts have been reclassified to conform to the current presentation. There was no effect on net income or equity related to these reclassifications.

## 4. Loans Held for Investment

Loans held for investment at December 31, 2007 and December 31, 2006, are summarized in the following table. These investments consist predominantly of mortgage loans on properties subject to leases to investment grade tenants. As of December 31, 2007, the weighted average credit rating of the underlying tenants was BBB+ from Standard & Poor's. As of December 31, 2007, none of the Company's loans held for investment were on non-accrual status or past due 90 days or more.

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Principal | $268,417 | $272,271 |
| Premium | 1,726 | 1,814 |
| Carrying amount of loans | 270,143 | 274,085 |
| Deferred origination fees, net | (850) | (915) |
| **Total** | **$269,293** | **$273,170** |

From time to time, the Company makes mezzanine loan and other investments. These investments are typically shorter-term in nature and are often subordinate to other financing. As of December 31, 2007, these investments aggregated $7,802, and are included in the table above.

During June 2006, the Company entered into a revolving credit agreement with a third party borrower. The Company agreed to fund loans from time to time of up to $12,000 to support the borrower's capital contributions to a joint venture that makes franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. As of December 31, 2007, the Company had advanced $6,654 under the revolving credit agreement. The Company's commitment to make loans was terminated in October 2007.

At each of December 31, 2007 and December 31, 2006, the Company's loan investments carried interest rates ranging from 5.28% to 10.00%. At December 31, 2007 and December 31, 2006, the weighted average effective interest rate on the Company's loan investments, as measured against its cost basis, was 6.79% and 6.84%, respectively.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 5. Real Estate Investments

During the year ended December 31, 2007, the Company acquired 23 real estate properties for an aggregate purchase price of approximately $434,000. During the year ended December 31, 2006, the Company acquired 13 real estate properties for an aggregate purchase price of approximately $359,000. The Company sold one real estate property in 2007 (see Note 6) and no real estate properties in 2006. As of December 31, 2007, one of the Company's real estate properties was classified as held for sale (see Note 6).

Real estate held for investment and related intangible liabilities on real estate investments consisted of the following at December 31, 2007 and December 31, 2006:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| **Real Estate Investments, at Cost:** | | |
| Land | $ 190,771 | $177,726 |
| Building and improvements | 1,275,381 | 852,495 |
| Intangible assets under SFAS No. 141 | 185,457 | 122,481 |
| Less: Accumulated depreciation and amortization | (88,039) | (37,701) |
| Real estate investments, net | **$1,563,570** | **$1,115,001** |
| **Intangible Liabilities on Real Estate Investments:** | | |
| Intangible liabilities under SFAS No. 141 | $55,999 | $21,674 |
| Less: Accumulated amortization | (4,188) | (1,981) |
| Intangible liabilities on real estate investments, net | **$51,811** | **$19,693** |

Acquisition costs capitalized as part of buildings and improvements were $1,398 for the year ended December 31, 2007, and $3,583 for the year ended December 31, 2006. Interest capitalized as part of buildings and improvements was $0 for each of the years ended December 31, 2007 and December 31, 2006.

The impact on rental revenue of the straight-line rent adjustment under SFAS No. 13 is recorded on the Company's Consolidated Balance Sheet through accrued rental income and deferred rental income. Amounts for accrued rental income and deferred rental income as of December 31, 2007 and December 31, 2006, were as follows:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Accrued rental income | $28,782 | $15,069 |
| Deferred rental income | 116 | 160 |

Accrued rental income is included in "Other assets" on the Company's Consolidated Balance Sheet. Deferred rental income is included in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheet.

Depreciation expense and amortization of intangible assets and liabilities on real estate investments for the years ended December 31, 2007, December 31, 2006 and December 31, 2005 were as follows:

| | DECEMBER 31 | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Depreciation on real estate (included in depreciation and amortization expense) | $30,024 | $17,452 | $7,413 |
| Amortization of in-place leases (included in depreciation and amortization expense) | 17,437 | 7,926 | 2,925 |
| Amortization of above-market leases (included as a reduction of rental revenue) | 2,949 | 504 | 128 |
| Amortization of below-market leases (included as a component of rental revenue) | 2,207 | 1,190 | 711 |

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

As of December 31, 2007, the Company's weighted average amortization period on intangible assets was 8.9 years, and the weighted average amortization period on intangible liabilities was 26.9 years.

Scheduled amortization on existing intangible assets and liabilities on real estate investments is as follows:

| | INTANGIBLE ASSETS | INTANGIBLE LIABILITIES |
|---|---|---|
| 2008 | $24,457 | $2,535 |
| 2009 | 22,637 | 2,535 |
| 2010 | 20,091 | 2,535 |
| 2011 | 19,378 | 2,535 |
| 2012 | 14,961 | 2,535 |
| Thereafter | 51,769 | 39,136 |
| | **$153,293** | **$51,811** |

Substantially all of the Company's owned properties are pledged as collateral to the Company's lender that has provided financing on the property. The Company strategy is to own and finance on a long-term basis each property through a separate and distinct single purpose entity, or SPE, with each property and the related lease or leases on the property generally representing the sole assets of the SPE and the sole collateral available to the Company's lender in the event the Company defaults on the debt that finances the property. Also see Note 14.

During April 2007, the Company completed the acquisition of a portfolio of 18 real estate assets net leased to five different tenants (the "EntreCap Portfolio"). The purchase price for the assets was $364,400, including $159,317 outstanding principal amount of assumed mortgage debt. The portfolio includes the following assets:

| TENANT OR GUARANTOR | NUMBER OF PROPERTIES | PROPERTY TYPE | SQUARE FEET | LEASE MATURITY |
|---|---|---|---|---|
| **Nestlé Holdings, Inc.**<br>*Breinigsville, Pennsylvania; Fort Wayne, Indiana; and Lathrop, California* | 3 | Warehouse/ Distribution Facilities | 2,560,351 | 12/2012 |
| **The Kroger Co.**<br>*Various locations in Kentucky (5), Georgia (4) and Tennessee (2)* | 11 | Retail Grocery Stores | 685,135 | 1/2022 |
| **Factory Mutual Insurance Company**<br>*Johnston, Rhode Island* | 1 | Office Building | 345,842 | 7/2009 |
| **Qwest Corporation**<br>*Omaha, Nebraska* | 2 | Office Buildings | 419,645 | 6/2010 |
| **The Travelers Corporation**<br>*Hartford, Connecticut* | 1 | Office Building | 130,000 | 10/2011 |

As of December 31, 2007, all of the debt assumed in connection with the acquisition of the EntreCap Portfolio has been repaid, other than the debt on the Travelers Corporation property which the Company does not intend to repay at this time. See Notes 11 and 14 below for information about the Company's current financing of the properties in the EntreCap Portfolio.

During the three months ended December 31, 2007, the Company did not complete any new real estate acquisitions.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 6. Asset Held for Sale

During the fourth quarter of 2005, the Company acquired a portfolio of three office properties from Allstate Insurance Company in a sale/leaseback transaction. The smallest of the three buildings is an approximately 19,500 square foot office building located in Pittsburgh, Pennsylvania. Because of the small size of this property, management concluded, prior to completing the acquisition, to resell the property promptly following its acquisition. The Company sold the property in March 2007, at a loss of approximately $55. This loss is included on the Company's Statement of Operations for the year ended December 31, 2007 as a component of "Income from discontinued operations."

In accordance with SFAS No. 144, the Company reported the carrying value of the Allstate Pittsburgh property as asset held for sale on the December 31, 2006 and December 31, 2005 Consolidated Balance Sheets, and the revenues from the property as income from discontinued operations on the Consolidated Statements of Operations for the years ended December 31, 2007, December 31, 2006 and December 31, 2005. Revenue and net income for the Allstate Pittsburgh property were $38 and $38, respectively, for the year ended December 31, 2007, $195 and $195, respectively, for the year ended December 31, 2006, and $6 and $6, respectively, for the year ended December 31, 2005.

In accordance with SFAS No. 144, the Company reported the carrying value of the Cott Corporation property it acquired in July 2006 as asset held for sale on the December 31, 2007 and December 31, 2006 Consolidated Balance Sheets, and the revenues from the property as income from discontinued operations on the Consolidated Statements of Operations for each of the years ended December 31, 2007 and December 31, 2006. Cott has ceased operations at this property and has requested a termination of its lease which has a remaining lease term of about 9.5 years (until June 2017). The Company is continuing to work with Cott on a number of opportunities that contemplate the sale of the property and a release of Cott from the lease in exchange for a lease termination payment. The Company expects to sell this property within the next twelve months and any gain or loss on the sale to be de minimis. Revenue and net income for the Cott Corporation property were $424 and $369, respectively, for year ended December 31, 2007, and $179 and $104, respectively, for year ended December 31, 2006.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 7. Securities Available for Sale and Structuring Fees Receivable

Securities available for sale at December 31, 2007 and December 31, 2006, consisted of the following:

| | SCHEDULED MATURITY DATE | DECEMBER 31 2007 | DECEMBER 31 2006 |
|---|---|---|---|
| BACM 2006-4, Class H (rated BBB+) Face Amount | Aug 2016 | $8,000 | $8,000 |
| BSCMS 1999 CLF1, Class E (rated CCC) Face Amount | Sep 2025 | 3,326 | 3,076 |
| BSCMS 1999 CLF1, Class F (not rated) Face Amount | Sep 2025 | 251 | — |
| CALFS 1997-CTL1, Class D (rated BBB-) Face Amount | Mar 2016 | 6,000 | 6,000 |
| CMLBC 2001-CMLB-1, Class E (rated BBB+) Face Amount | Jul 2022 | 9,526 | 9,526 |
| CMLBC 2001-CMLB-1, Class G (rated BB-) Face Amount | Feb 2023 | 9,526 | 9,526 |
| CMLBC 2001-CMLB-1, Class H (rated B-) Face Amount | Mar 2024 | 11,907 | 11,907 |
| CMLBC 2001-CMLB-1, Class J (rated D) Face Amount | Oct 2025 | 6,383 | 6,383 |
| NLFC 1999-LTL-1, Class E (rated BB) Face Amount | Jan 2022 | 11,081 | 11,081 |
| NLFC 1999-LTL-1, Class X (IO) (rated AAA) Carry Value | Jan 2024 | 6,265 | 7,597 |
| WBCMT 2004-C15 180D (rated B+) Face Amount | Nov 2009 | 15,000 | 15,000 |
| WBCMT 2004-C15 180E (rated B) Face Amount | Nov 2009 | 8,000 | 8,000 |
| WBCMT 2006-C27, Class C (rated AA-) Face Amount | Aug 2016 | 11,000 | 11,000 |
| BACMS 2002-2, Class V-1 (7-Eleven, Inc.) (rated A) Face Amount | Sep 2019 | 466 | 428 |
| BACMS 2002-2, Class V-2 (Sterling Jewelers) (not rated) Face Amount | Jan 2021 | 713 | 655 |
| CVS Corporation (rated BBB+) Face Amount | Jan 2028 | 19,118 | 19,603 |
| Koninklijke Ahold, N.V. 7.82% Jan 2020 (rated BBB-) Face Amount | Jan 2020 | 8,932 | 8,980 |
| Koninklijke Ahold, N.V. 7.9% May 2026 (rated BBB-) Face Amount | May 2026 | 22,962 | 23,395 |
| Lucent 6.70% due 9/1/2020 (rated BB-) Face Amount | Sep 2020 | 37,321 | — |
| Yahoo, Inc. (rated BBB-) Face Amount | Aug 2026 | 31,837 | 31,953 |
| Unearned Discount | | (15,707) | (15,736) |
| Cost Basis | | 211,907 | 176,374 |
| Net unrealized gain (loss) on securities available for sale | | (13,720) | 6,692 |
| **Total** | | **$198,187** | **$183,066** |

All Standard & Poor's ratings in the above table are as of December 31, 2007.

During the three months and year ended December 31, 2007, the Company recognized impairment losses on securities available for sale of $0 and $372, respectively. The losses in the one year period were recognized in the quarter ended June 30, 2007, on two commercial mortgage backed security ("CMBS") investments: BSCMS Class E ($172) and CMLBC Class J ($200). These losses represent management's determination that other-than-temporary declines in the Company's fair value below its cost basis had occurred on these two investments. Key factors that management relied on in determining the decline was other-than-temporary include:

- an analysis of the impact of changes in credit spreads;
- subordination levels within the CMBS capital structure; and
- the ratings or changes in ratings of the security and underlying collateral.

During the three months and year ended December 31, 2006, the Company recognized impairment losses on securities available for sale of $667 and $907, respectively. The losses were on two CMBS bonds, each in the BSCMS trust (Class E and Class F), and were the result of the default of a Winn-Dixie loan included in

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

the securitization trust. As of December 31, 2006, the loan was liquidated and the trust's exposure to the Winn-Dixie bankruptcy was eliminated.

The Company also recognized impairment losses of $369 in 2005 and $247 in 2004 on the Class F BSCMS investment, related to the default of the above Winn-Dixie loan.

The Company also recognized impairment losses of $2,002 on two classes of CMLBC 2001 CMLB-1 securities during the year ended December 31, 2005, related to the Winn-Dixie bankruptcy. In the third quarter of 2005, the Company wrote off its entire investment in the CMLBC 2001 CMLB-1, Class K securities ($1,092), and $910 of its carry value on the CMLBC 2001 CMLB-1, Class J securities. These losses resulted primarily from the sale by the CMLBC trust of $22,400 of face amount of Winn-Dixie certificates within the trust. The trust undertook these sales to reduce its exposure to assets of Winn-Dixie.

Unrealized gains and losses on securities available for sale at December 31, 2007 and December 31, 2006, included as a component of accumulated other comprehensive income (loss) on the Company's Consolidated Balance Sheet, consisted of the following:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Unrealized gains on securities available for sale | $1,785 | $7,582 |
| Unrealized losses on securities available for sale | (15,505) | (890) |

The unrealized losses on the Company's securities are primarily the result of market factors, rather than credit impairment, and the Company believes the securities' carrying values are fully recoverable over their expected holding period.

The following table summarizes the Company's securities in an unrealized loss position as of December 31, 2007.

| | AGGREGATE FAIR VALUE | AGGREGATE UNREALIZED LOSS | NUMBER OF SECURITIES |
|---|---|---|---|
| In unrealized loss position less than 12 months | $109,619 | $14,451 | 10 |
| In unrealized loss position 12 or more months | 25,932 | 1,054 | 2 |

At December 31, 2007, a total of two available for sale securities were in a continuous unrealized loss position for more than 12 months. These two securities consist of mortgage backed securities with ratings ranging from B to BBB+, and have unrealized losses ranging from 1.2% to 5.0% of amortized cost.

The Company believes that none of the unrealized losses on investment securities are other than temporary because substantially all of the unrealized losses in the Company's investment portfolio relate to market interest rate changes on mortgage-backed securities, which the Company has both the intent and the ability to hold these securities for a period of time sufficient to allow for a full recovery in fair value. In addition, management considers the underlying credits to be financially sound and believes the Company will receive all contractual principal and interest related to these investments.

At December 31, 2007 and December 31, 2006, the weighted average effective interest rate (yield to maturity on adjusted cost basis) on securities available for sale was approximately 7.4% and 7.6%, respectively.

The Company had no sales of securities during the year ended December 31, 2007. The following summarizes the Company's sales of securities during the years ended December 31, 2006 and December 31, 2005.

| | 2006 | 2005 |
|---|---|---|
| Proceeds from sale | $7,939 | $5,787 |
| Gain on sale | 2,278 | 174 |

Structuring fees receivable were $2,576 and $3,253 at December 31, 2007 and December 31, 2006, respectively, and represented fees earned by the Company in conjunction with the structuring and subsequent sale of certain net lease loans. Such fees are payable to the Company monthly without interest through March 2020 and, accordingly, have been discounted based on imputed interest rates estimated by management to approximate market. Structuring fees receivable are shown at their amortized cost.

## 8. Fair Value of Financial Instruments

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments*, requires disclosure of fair value information about the Company financial instruments, whether or not recognized in the Company's Consolidated Balance Sheet. For certain of the Company's financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges between willing parties. Accordingly, the Company derives or estimates fair values using various valuation techniques, such as computing the present value of estimated future cash

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

flows using discount rates commensurate with the risks involved. However, the determination of estimated cash flows may be subjective and imprecise. Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In that regard, the derived fair value estimates may not be substantiated by comparison to independent markets, and in many cases, may not be realized in immediate settlement of the instrument. The fair values indicated below are indicative of the interest rate and credit spread environment as of December 31, 2007 and December 31, 2006, respectively, and may not take into consideration the effects of subsequent interest rate, credit spread fluctuations, or changes in the ratings of the tenant obligors under related leases.

The fair values of cash and cash equivalents, other assets, accounts payable, accrued expenses and other liabilities, and dividends payable approximate their carrying values due to the short maturities of these items.

The carrying amounts and estimated fair values of the Company's other financial instruments at December 31, 2007 and December 31, 2006 are as follows:

| | CARRYING AMOUNT | | NOTIONAL AMOUNT | | ESTIMATED FAIR VALUE | |
|---|---|---|---|---|---|---|
| | 12/31/2007 | 12/31/2006 | 12/31/2007 | 12/31/2006 | 12/31/2007 | 12/31/2006 |
| **Assets** | | | | | | |
| Loans held for investment | $ 270,143 | $ 274,085 | $ 268,417 | $ 272,271 | $ 267,735 | $ 277,014 |
| Securities available for sale | 198,187 | 183,066 | 227,614 | 192,111 | 198,187 | 183,066 |
| Structuring fees receivable | 2,576 | 3,253 | N/A | N/A | 2,576 | 3,253 |
| Derivative assets | — | 2,333 | — | 127,529 | — | 2,333 |
| **Liabilities** | | | | | | |
| Repurchase agreement obligations | $ 232,869 | $ 195,485 | $ 232,869 | $ 195,485 | $ 232,869 | $ 195,485 |
| Mortgages on real estate investments | 983,770 | 794,773 | 976,237 | 789,971 | 923,611 | 784,802 |
| Collateralized debt obligations | 268,227 | 268,190 | 268,500 | 268,500 | 261,366 | 258,557 |
| Secured term loan | 129,521 | — | 129,521 | — | 131,365 | — |
| Convertible senior notes | 75,000 | — | 75,000 | — | 63,322 | — |
| Other long-term debt | 30,930 | 30,930 | 30,930 | 30,930 | 27,761 | 31,958 |
| Derivative liabilities | 4,559 | 2,405 | 177,442 | 104,190 | 4,559 | 2,405 |

The methodologies used and key assumptions made to estimate fair values are as follows:

- **Loans held for investment**—The fair value of our fixed-rate loan portfolio is estimated with a discounted cash flow analysis, utilizing scheduled cash flows and discount rates estimated by management to approximate those that a willing buyer and seller might use.
- **Securities available for sale**—The fair value of securities available for sale is estimated by obtaining broker quotations, where available, based upon reasonable market order indications or a good faith estimate thereof. For securities where market quotes are not readily obtainable, management may also estimate values, and considers factors including the credit characteristics and term of the underlying security, market yields on securities with similar credit ratings, and sales of similar securities, where available.
- **Structuring fees receivable**—The fair value of structuring fees receivable is estimated with a discounted cash flow analysis, utilized scheduled cash flows and discount rates estimated by management to approximate those that a willing buyer and seller might use.
- **Repurchase agreement obligations**—Management believes that the stated interest rates (all of which are floating rate, based on short-term interest rates) approximate market rates (when compared to similar credit facilities with similar credit risk). As such, the fair value of these obligations is estimated to be equal to the outstanding principal amount.
- **Mortgages on real estate investments, collateralized debt obligations and secured term loan**—The fair value of mortgages payable on real estate investments, collateralized debt obligations and the secured term loan is estimated using a discounted cash flow analysis, based on management's

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

estimates of market interest rates. For mortgages where the Company has an early prepayment right, management also considers the prepayment amount to evaluate the fair value.

- **Convertible senior notes**—The fair value of convertible senior notes is estimated using a discounted cash flow analysis, based on management's estimates of market interest rates, and indications of market yields, where available.
- **Other long-term debt**—The fair value of the Company's other long-term debt is estimated using a discounted cash flow analysis, based on management's estimates of market interest rates.
- **Derivative assets and liabilities**—The fair value of the Company's derivative assets and liabilities is estimated using current market quotes and third-party quotations, where available.

## 9. Other Assets

Other assets as of December 31, 2007 and December 31, 2006 consisted of the following:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Receivables and accrued interest | $9,524 | $8,681 |
| Prepaid expenses and deposits | 1,712 | 2,561 |
| Reserve accounts | 14,348 | 10,652 |
| Escrow held with mortgage lender | 812 | 812 |
| Funds with CDO trustee pending distribution or reinvestment | 11,910 | 9,734 |
| Restricted cash | 15 | — |
| Amounts held by servicer | 3,048 | 2,107 |
| Derivative assets | — | 2,333 |
| Accrued rental income | 28,782 | 15,069 |
| Debt issuance costs, net | 11,316 | 7,541 |
| Investment in partially-owned entities | 1,139 | — |
| Investment in statutory trust | 930 | 930 |
| Other | 1,647 | 2,023 |
| **Total** | **$85,183** | **$62,443** |

## 10. Joint Venture Investments

In April 2007, the Company invested in Matapeake Partners LLC ("Matapeake"), a newly formed real estate investment and management company. The Company agreed, pursuant to the limited liability company agreement, to invest up to $5,000 of capital from time to time, subject to the satisfaction of certain terms and conditions by the principals of Matapeake. The Company expects its contributions will comprise less than 50% of the total capital contributed to Matapeake. As of December 31, 2007, the Company had invested $1,139 toward its aggregate $5,000 commitment.

The Company also may from time to time source properties to Matapeake. The Company intends to retain an interest in any property sourced to Matapeake. To date, the Company has not sourced any properties to Matapeake.

## 11. Repurchase Agreement, Revolver and Real Property Acquisition Facility

As of December 31, 2007, the Company had a $250,000 repurchase agreement and a $30,000 revolving loan agreement (the "Revolver") in place for short-term liquidity requirements, in each case with Wachovia Bank, N.A. The Company's $100,000 real property acquisition facility expired by its terms on August 24, 2007.

On August 24, 2007, the Company and Wachovia Bank entered into an amendment to the repurchase agreement. The repurchase agreement, which is a 364-day secured facility and was scheduled to expire on August 24, 2007, was extended for another 364 days. Pursuant to the amendment, the Company's core borrowing capacity of $250,000 was extended until August 23, 2008. In addition, the Company's right to temporarily borrow up to $500,000 on the facility was extended until the closing of its next collateralized debt obligation, or CDO, issuance. The Company also agreed to repay approximately $26,263 of its borrowings under the repurchase agreement by the earlier of the closing of its next CDO issuance and February 24, 2008. These borrowings were repaid upon closing of the offering of the convertible senior notes described under Note 14 below.

Borrowings under the Company's repurchase agreement are secured by the assets financed and the Company's obligations are fully recourse to its other assets.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

Amounts related to the Company's repurchase agreements as of December 31, 2007 and December 31, 2006, are as follows:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| **Collateral Carry Value** | | |
| Loans held for investment | $67,255 | $104,183 |
| Intercompany mortgage loans on CapLease properties | 167,544 | 67,621 |
| Securities available for sale | 59,464 | 82,037 |
| **Total** | **$294,263** | **$253,841** |
| **Borrowings** | | |
| Loans held for investment | $56,888 | $76,526 |
| Intercompany mortgage loans on CapLease properties | 132,572 | 56,550 |
| Securities available for sale | 43,409 | 62,409 |
| **Total** | **$232,869** | **$195,485** |

A portion of the Company's borrowings on the repurchase agreement during the year ended December 31, 2007 represents borrowings to retire debt the Company assumed in connection with the acquisition of the EntreCap Portfolio. As of December 31, 2007, the Company had borrowed $54,421 secured by an intercompany first mortgage loan on the 11 Kroger properties. The Company used a portion of these borrowings to repay borrowings under the Bridge Facility (see Note 12 below). As of December 31, 2007, the two Qwest properties in the EntreCap Portfolio were also financed on the repurchase agreement with borrowings of $23,250 secured by an intercompany mortgage loan on the properties.

The Company pays interest on amounts borrowed under its repurchase agreement with Wachovia Bank at prevailing short-term rates (30-day London Interbank Offered Rate ("LIBOR")) plus a pricing spread (determined based upon the class and credit rating of the asset financed). Weighted average effective financing rates on the Company's repurchase agreements for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, are as follows:

| | DECEMBER 31 | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Wachovia repurchase agreements - loans | 6.28% | 6.03% | 4.13% |
| Wachovia repurchase agreements - securities | 6.32% | 5.79% | 4.12% |

The effective financing rates for the 2007 period reflects a weighted average 30-day LIBOR of 5.31%. As of December 31, 2007, December 31, 2006 and December 31, 2005, the 30-day LIBOR rate was 4.60%, 5.32% and 4.39%, respectively.

In July 2007, the Company entered into the Revolver with Wachovia Bank, and the Revolver was subsequently amended on August 24, 2007. The purpose of the amendment was to decrease our borrowing capacity under the Revolver to $30,000, from $40,000. The Revolver provides that the Company may borrow up to $30,000 from time to time over the three year term, and its borrowings will bear interest at prevailing short-term interest rates (30-day LIBOR) plus 125 basis points.

The Company's borrowings under the Revolver are secured by a first mortgage on the Factory Mutual property included in the EntreCap Portfolio and an assignment of the Company's interest in the lease and rents on the property. The Revolver is a fully recourse lending arrangement. The Company is permitted to use proceeds from borrowings under the Revolver for any corporate purpose, including to fund investments or repay other indebtedness.

As of December 31, 2007, the Company had not yet borrowed any amount under the Revolver.

The Company is required to comply with the following financial covenants under the repurchase agreement and the Revolver: minimum liquidity, minimum consolidated net worth and maximum leverage.

## 12. Bridge Facility

In April 2007, the Company entered into a temporary short-term credit agreement with Wachovia Bank, N.A., in order to fund portion of the purchase price of the EntreCap Portfolio (the "Bridge Facility"). In connection with the purchase of that portfolio, the Company borrowed an aggregate of $210,273 under the Bridge Facility. The Bridge Facility, which had an initial term of 90 days, matured and was repaid in full and terminated on July 16, 2007. The Bridge Facility borrowings were repaid from a variety of sources, including $105,500 of proceeds from a secondary common stock offering in May/June 2007 and $65,892 of proceeds from refinancing the various properties in the EntreCap Portfolio.

The Company's weighted average effective financing rate on the Bridge Facility during the year ended December 31, 2007 was 7.82%.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

The Company paid Wachovia Bank fees in connection with the Bridge Facility of $2,632. These fees are included on the Company's Statement of Operations for the year ended December 31, 2007 as a component of "Interest expense."

## 13. Risk Management Transactions

The Company enters into risk management transactions as an integral component of its overall portfolio financing strategy. The Company employs risk management transactions to manage its exposure to changes in interest rates associated with the Company's expected future debt issuances. Through these risk management transactions, the Company seeks to significantly secure its cost of financing on the associated long-term debt issuance and, thus, significantly secure its positive spread on the assets financed.

Since its initial public offering, the Company's risk management transactions have consisted primarily of forward starting interest rate swaps, and they are expected to continue to consist primarily of forward starting interest rate swaps for the foreseeable future. These swap contracts are generally entered into at the time the Company concludes to issue long-term fixed rate debt in the future and are closed-out or terminated at the time of pricing or issuance of the debt.

Pursuant to the swap contract, the Company agrees to exchange a series of interest rate cash flows with a third party (the counterparty) over a prescribed period. For example, a typical swap contract entered into by the Company provides that the Company will pay fixed interest payments to the counterparty in exchange for floating rate interest payments to the Company by the counterparty. Payments are established based on a notional amount which generally represents the amount of long-term fixed rate debt the Company expects to issue. The parties do not exchange notional amounts. Payments are normally exchanged beginning on the date of the expected debt issuance.

The Company does not use risk management transactions for trading or speculative purposes and it only enters into swap contracts with major financial institutions and, therefore, the Company considers the risk of counterparty default to be remote.

For financial reporting purposes, the interest rate swaps are treated as cash flow hedges to the extent they have been designated and qualify as such, which basically means the Company has satisfied a variety of technical requirements under SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS No. 133"), such as hedge documentation requirements and initial and subsequent quarterly hedge effectiveness tests. The swap transactions are marked to fair value at each reporting date and the effective portion of the Company's realized and unrealized gains and losses on such transactions are treated as a component of "Other Comprehensive Income (Loss)" on the Company's Consolidated Balance Sheet and are not reported as a component of current income or loss on the Company's Consolidated Statement of Operations. The effective portion of the Company's realized gains and losses, which generally represent the net payments the Company makes or receives on the interest rate swaps, are then reclassified and amortized as part of interest expense on the Company's Consolidated Statement of Operations beginning at issuance of the related debt and continuing over the expected term of such issuance.

To the extent the SFAS No. 133 cash flow hedge criteria are not met or the hedge is deemed ineffective, some or all of the realized and unrealized gains and losses on such transactions are treated as a component of current income or loss on the Company's Statement of Operations. While the Company has historically had only modest amounts of gain or loss on risk management transactions reported as a component of current income or loss, no assurance can be made that the Company will continue to satisfy the cash flow hedge requirements of SFAS No. 133 and as to the portion of the Company's gains and losses that will be deemed effective under SFAS No. 133. For example, if the Company experiences a delay in its expected debt issuances, it may be required to include a greater portion of its gains and losses from the associated risk management transactions as current income or loss.

While the Company's risk management transactions are expected to hedge the Company's risk related to changes in interest rates, these transactions are not intended or expected to hedge the risk of changes in credit spreads. As a result, to the extent credit spreads widen in advance of our issuance of long-term financing, the Company expects that its cost of financing will increase.

There can be no assurance that the Company's use of risk management transactions to manage its exposure to changes in interest rates will be completely or even partially successful.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

As of December 31, 2007, the Company was using interest rate swaps to hedge its exposure to changes in the interest-related cash outflows on forecasted future borrowings through November 2017.

Amounts related to open positions, as of December 31, 2007 and December 31, 2006, are as follows:

| | DECEMBER 31 | | | |
|---|---|---|---|---|
| | 2007 | | 2006 | |
| DESCRIPTION | NOTIONAL AMOUNT | FAIR VALUE | NOTIONAL AMOUNT | FAIR VALUE |
| Interest rate swaps | $177,442 | $(4,559) | $231,719 | $(72) |

At December 31, 2007 and December 31, 2006, the Company had hedged the following future borrowings:

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Future borrowings (principal amount) | $177,442 | $231,719 |

At December 31, 2007 and December 31, 2006, derivative liabilities with a fair value of $4,559 and $2,405, respectively, were included in "Accounts payable, accrued expenses and other liabilities" on the Company's Consolidated Balance Sheet. At December 31, 2007 and December 31, 2006, derivative assets with a fair value of $0 and $2,333, respectively, were included in "Other assets" on the Company's Consolidated Balance Sheet.

For the years ended December 31, 2007, December 31, 2006 and December 31, 2005, the Company had net realized gains and (losses) of $2,434, $421, and $(11,206), respectively, related to cash flow hedges. For the years ended December 31, 2007, December 31, 2006 and December 31, 2005, the Company reclassified $991, $1,173, and $877, respectively, from accumulated other comprehensive loss into interest expense related to the underlying debt issuances.

Within the next twelve months, the Company estimates that $631 of net losses currently held within Accumulated Other Comprehensive Income will be reclassified to earnings as additional interest expense.

The change in net unrealized gains and (losses) of $(4,570), $(737) and $8,098 in the years ended December 31, 2007, December 31, 2006, and December 31, 2005, respectively, for derivatives designated as cash flow hedges is separately disclosed in the Company's Consolidated Statement of Changes in Stockholders' Equity.

The Company had net income due to hedge ineffectiveness of $203, $413, and $159 for the year ended December 31, 2007, December 31, 2006, and December 31, 2005, respectively. These amounts are included in "Gain on derivatives" on the Consolidated Statements of Operations.

Consistent with the cash flows of the related financing, the Company classifies the cash flows from derivatives that are accounted for as cash flow hedges as a financing activity on the Consolidated Statements of Cash Flows.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 14. Long-Term Debt

The Company's long-term debt consists of the following:

- mortgage notes on real estate investments;
- collateralized debt obligations;
- a secured term loan;
- convertible senior notes; and
- debt related to trust preferred securities.

### *Mortgages Notes on Real Estate Investments*

The Company has financed most of its owned real properties with third party mortgage debt. The Company's mortgage notes payable are as follows:

| | DEC 31, 2007 | | DEC 31, 2006 | | | | |
|---|---|---|---|---|---|---|---|
| PROPERTY LEVEL DEBT - FIXED RATE | FACE | CARRY VALUE | FACE | CARRY VALUE | COUPON | EFFECTIVE FINANCING RATE[1] | MATURITY |
| **The Travelers Corporation** *Hartford, CT* | $19,406 | $20,944 | $ — | $ — | 9.80% | 5.53% | Sep 2011 |
| **The Travelers Corporation** *Hartford, CT* | 12,511 | 14,046 | — | — | 10.76% | 7.67% | Oct 2011 |
| **Nestlé Holdings, Inc.** *Breinigsville, PA; Fort Wayne, IN; and Lathrop, CA* | 117,000 | 117,000 | — | — | 6.32% | 5.65% | Aug 2012 |
| **Choice Hotels International, Inc.** *Silver Spring, MD* | 30,937 | 30,937 | 31,653 | 31,653 | 5.30% | 5.34% | May 2013 |
| **Omnicom Group, Inc.** *Irving, TX* | 13,575 | 13,575 | 13,575 | 13,575 | 5.24% | 5.30% | May 2013 |
| **Capital One Financial Corporation** *Plano, TX* | 20,866 | 20,866 | 20,925 | 20,925 | 5.24% | 5.29% | May 2013 |
| **Aon Corporation** *Glenview, IL* | 64,708 | 64,708 | 64,800 | 64,800 | 5.23% | 5.75% | Nov 2014 |
| **Cadbury Schweppes Holdings (US)** *Whippany, NJ* | 35,065 | 35,065 | 35,614 | 35,614 | 5.26% | 5.34% | Mar 2015 |
| **ITT Industries, Inc.** *Herndon, VA* | 41,591 | 41,591 | 41,700 | 41,700 | 5.33% | 5.40% | Jun 2015 |
| **Lowes Companies, Inc.** *Aliso Viejo, CA* | 42,125 | 42,125 | 42,125 | 42,125 | 5.10% | 5.37% | Jul 2015 |
| **Abbott Laboratories** *Waukegan, IL* | 15,224 | 15,224 | 15,244 | 15,244 | 5.11% | 5.16% | Aug 2015 |
| **United States Government (FBI)** *Birmingham, AL* | 18,800 | 18,800 | 18,800 | 18,800 | 5.23% | 5.31% | Sep 2015 |
| **United States Government (NIH)** *N. Bethesda, MD* | 63,632 | 63,632 | 64,883 | 64,883 | 5.32% | 5.56% | Sep 2015 |
| **United States Government (SSA)** *Austin, TX* | 5,391 | 5,391 | 5,391 | 5,391 | 5.23% | 5.46% | Sep 2015 |
| **United States Government (DEA)** *Birmingham, AL* | 11,280 | 11,280 | 11,280 | 11,280 | 5.23% | 5.42% | Sep 2015 |
| **Tiffany & Co.** *Parsippany, NJ* | 58,400 | 58,400 | 58,400 | 58,400 | 5.33% | 5.34% | Oct 2015 |

*Continued >*

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

| | DEC 31, 2007 | | DEC 31, 2006 | | | | |
|---|---|---|---|---|---|---|---|
| PROPERTY LEVEL DEBT - FIXED RATE | FACE | CARRY VALUE | FACE | CARRY VALUE | COUPON | EFFECTIVE FINANCING RATE(1) | MATURITY |
| **Allstate Insurance Company** *Charlotte, NC* | $20,209 | $20,209 | $20,209 | $20,209 | 5.68% | 5.71% | Jan 2016 |
| **Allstate Insurance Company** *Roanoke, VA* | 21,516 | 21,516 | 21,516 | 21,516 | 5.68% | 5.76% | Jan 2016 |
| **Farmers New World Life Insurance Company** *Mercer Island, WA* | 30,200 | 30,200 | 30,200 | 30,200 | 5.69% | 5.72% | Jan 2016 |
| **TJX Companies, Inc.** *Philadelphia, PA* | 71,273 | 71,273 | 71,625 | 71,625 | 5.57% | 5.59% | Mar 2016 |
| **United States Government (VA)** *Ponce, PR* | 6,386 | 6,642 | 6,869 | 7,172 | 7.30% | 6.41% | Apr 2016 |
| **Pearson Plc.** *Lawrence, KS* | 16,025 | 16,025 | 16,025 | 16,025 | 5.84% | 5.95% | May 2016 |
| **Koninklijke Ahold, N.V.** *Levittown, PA* | 14,621 | 14,621 | 14,794 | 14,794 | 6.05% | 6.11% | Jul 2016 |
| **AMVESCAP PLC** *Denver, CO* | 43,700 | 43,700 | 43,700 | 43,700 | 6.03% | 6.08% | Jul 2016 |
| **Walgreen Co.** *Pennsauken, NJ* | 1,783 | 1,901 | 1,919 | 2,059 | 7.65% | 6.04% | Oct 2016 |
| **United States Government (FBI)** *Albany, NY* | 10,137 | 10,137 | 10,137 | 10,137 | 5.50% | 5.68% | Nov 2016 |
| **Aetna Life Insurance Company** *Fresno, CA* | 16,043 | 16,043 | 16,043 | 16,043 | 5.63% | 5.68% | Dec 2016 |
| **T-Mobile USA, Inc.** *Nashville, TN* | 10,885 | 10,885 | 10,885 | 10,885 | 5.59% | 5.69% | Dec 2016 |
| **Time Warner Entertainment Company, L.P.** *Milwaukee, WI* | 17,500 | 17,500 | 17,500 | 17,500 | 5.55% | 5.59% | Dec 2016 |
| **Farmers Group, Inc.** *Simi Valley, CA* | 25,620 | 25,620 | — | — | 5.81% | 5.85% | Jan 2017 |
| **Johnson Controls, Inc.** *Largo, FL* | 16,200 | 16,200 | 16,200 | 16,200 | 5.48% | 5.52% | Jan 2017 |
| **County of Yolo, California** *Woodland, CA* | 10,332 | 10,332 | — | — | 5.68% | 5.75% | Feb 2017 |
| **Bunge North America, Inc.** *Fort Worth, TX* | 6,262 | 6,262 | — | — | 5.45% | 5.55% | May 2017 |
| **AmeriCredit Corp.** *Arlington, TX* | 28,586 | 28,234 | 29,005 | 28,623 | 5.28% | 5.51% | Sep 2017 |
| **Walgreen Co.** *Portsmouth, VA* | 3,068 | 3,249 | 3,190 | 3,391 | 7.20% | 6.18% | Jul 2018 |
| **United States Government (EPA)** *Kansas City, KS* | 20,775 | 24,082 | 21,095 | 24,626 | 7.57% | 5.74% | Oct 2022 |
| **United States Government (OSHA)** *Sandy, UT* | 14,605 | 15,555 | 14,669 | 15,678 | 6.28% | 5.52% | Jan 2024 |
| **Total** | **$976,237** | **$983,770** | **$789,971** | **$794,773** | | | |

*(1) The effective financing rate is the Company's approximate borrowing cost, including the effect of hedge gains or losses and other deferred financing costs associated with the related borrowing.*

# Notes to Consolidated Financial Statements
*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

The mortgage notes are secured by the respective properties and an assignment of the relevant leases on the properties. See Note 5 regarding the separate and distinct nature of the Company's SPEs. The Company's book value before accumulated depreciation and amortization on owned properties encumbered with mortgage debt aggregated $1,455,751 at December 31, 2007 and $1,147,232 at December 31, 2006.

In April 2007, the Company assumed $159,317 of mortgage debt (principal balance on the date of acquisition) in connection with the acquisition of the EntreCap Portfolio. At the time of the purchase of the EntreCap Portfolio, the Company recorded all of the assumed debt at its fair value. The Company's fair value estimate reflected the expected cost to retire the debt on the date it was assumed.

As of December 31, 2007, the Company has completed its intended repayments of mortgage debt assumed in connection with the acquisition of the EntreCap Portfolio. During the three months ended June 30, 2007, the Company paid principal and prepayment premiums of $67,340 to retire all of the debt outstanding (principal of $60,998 on the date of pay-off) on the three Nestlé properties in the EntreCap Portfolio, $11,352 to retire all of the debt outstanding (principal of $10,961 on the date of pay-off) on the two Qwest properties in the EntreCap Portfolio, and $4,025 to retire a portion of the debt outstanding (principal of $4,025 on the date of pay-off) on the Factory Mutual property in the EntreCap Portfolio.

In addition, during the three months ended September 30, 2007, the Company paid principal and prepayment premiums of $47,127 to retire all of the debt outstanding (principal of $41,562 on the date of pay-off) on the 11 Kroger properties in the EntreCap Portfolio, and $8,180 to retire all remaining debt outstanding (principal of $8,180 on the date of pay-off) on the Factory Mutual property in the EntreCap Portfolio.

During the year ended December 31, 2007, the Company recognized aggregate non-cash gains of $1,363, representing the difference between the fair value of debt assumed on the Company's books (as adjusted for amortization of the fair value adjustment through the date of repayment) and the amount paid to retire the debt. The Company's actual cost to retire the debt declined from its estimates on the date the debt was assumed as a result of increases in interest rates over that same period. The above gains are included in "Gain on extinguishment of debt" on the Company's Consolidated Statement of Operations for the year ended December 31, 2007.

***Collateralized Debt Obligations***

The Company issued a collateralized debt obligation, or CDO, in March 2005. The CDO was an entirely fixed rate financing. The Company aggregated approximately $300,000 of assets and then transferred these assets into a wholly-owned securitization vehicle, and issued $285,000 face amount of multi-class notes and $15,000 of preferred equity through the securitization vehicle. The assets serve as collateral for the obligations under the notes. The securitization vehicle is an SPE, with its business limited to the issuance of the notes and the preferred equity, the acquisition of the collateral and certain other related matters. The net amount of the debt the Company issued was $268,130, inclusive of a $370 discount to face, as the Company retained the three most junior note classes aggregating a face amount of $16,500 and the full $15,000 of preferred equity. Each of the five note classes of the CDO was rated investment grade. During the first five years of the CDO term, the Company expects to reinvest principal repayments on the underlying assets into qualifying replacement collateral. The CDO notes have a stated maturity in January 2040, but are expected to mature in January 2015 when they become subject to an auction call procedure. The Company's weighted average effective financing rate (inclusive of original issue discount and debt issuance and hedge costs) on its CDO is approximately 5.67%. The CDO debt is non-recourse to the Company but is secured by the collateral assets. The following table summarizes the assets posted as CDO collateral as of December 31, 2007.

| | CARRY VALUE |
|---|---|
| Loans held for investment | $158,938 |
| Intercompany mortgage loans on CapLease properties | 43,985 |
| Securities available for sale | 77,111 |
| **Total** | **$280,034** |

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

***Secured Term Loan***

On December 18, 2007, the Company completed a $129,521 secured term loan with KBC Bank, N.V. Upon closing of the financing, the Company pledged approximately $163,145 principal amount of collateral to secure its obligations under the loan. The interest coupon on the loan is fixed at 5.81% annually until the loan matures in January 2018. The Company's effective financing rate on the loan is 6.05% annually (inclusive of hedge and closing costs). The loan is non-recourse to the Company, subject to limited non-recourse exceptions. The following table summarizes the assets pledged as collateral for the Company's obligations under the loan as of December 31, 2007.

| | CARRY VALUE |
|---|---|
| Loans held for investment | $44,405 |
| Intercompany mortgage loans on CapLease properties | 56,346 |
| Securities available for sale | 60,083 |
| **Total** | **$160,834** |

***Convertible Senior Notes***

On October 9, 2007, CapLease completed a private offering to qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933, as amended, of $75,000 principal amount of 7.50% convertible senior notes due 2027. The notes represent general unsecured obligations of CapLease and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The notes are jointly and severally, fully and unconditionally guaranteed, on a senior unsecured basis by four of CapLease's subsidiaries, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp. and Caplease Credit LLC.

The net proceeds of the offering, after deducting the initial purchasers' discount and offering expenses, were approximately $72,774. CapLease used $15,000 of the net proceeds to purchase shares of its common stock at the closing of the offering, and $26,263 to repay borrowings under the Company's repurchase agreement. CapLease intends to use the remaining proceeds for general corporate purposes, which may include further debt repayment and funding of new investments.

The notes bear interest at an annual rate of 7.50% and will mature on October 1, 2027, unless earlier converted, redeemed or repurchased. The Company's effective financing rate on the notes, which includes the effect of the offering discount and expenses of the transaction, is approximately 8.24%.

The holders may convert their notes into cash, shares of CapLease common stock, or any combination thereof, at CapLease's option, under certain circumstances, including in connection with certain change of control events defined in the note indenture (each, a "change of control") or a transaction that results in CapLease's common stock not being approved for listing on a U.S. national securities exchange (a "termination of trading"). Upon conversion, if CapLease does not elect otherwise, it will settle its conversion obligation in shares of its common stock.

The initial conversion rate for each $1 principal amount of notes is 88.3704 shares of CapLease's common stock, which is equivalent to an initial conversion price of approximately $11.32 per share. The initial conversion rate will be adjusted for certain events, including in the event CapLease makes any quarterly cash dividend in excess of $0.20 per share.

CapLease has the right to redeem the notes in whole or in part, for cash at any time or from time to time on or after October 5, 2012. Prior to October 5, 2012, CapLease may also redeem the notes to preserve its status as a real estate investment trust. The redemption price will be 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest.

Holders may require CapLease to repurchase their notes, in whole or in part, on October 1, 2012, October 1, 2017 and October 1, 2022, for a cash price equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest.

Holders will also have the right to require CapLease to repurchase their notes, in whole or in part for cash, if a change of control or termination of trading occurs prior to October 1, 2012. The repurchase price will be 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest.

***Trust Preferred Securities***

In December 2005, the Operating Partnership issued $30,000 in aggregate principal amount of fixed/floating rate preferred securities through its wholly-owned subsidiary, Caplease Statutory Trust I. The trust simultaneously issued 930 of its common securities to the Operating Partnership for a purchase price of $930, which constitutes all of the issued and outstanding common securities of the trust. The trust used the proceeds from the sale of the trust preferred securities together with the proceeds from the sale of the common securities to purchase $30,930 in aggregate principal amount of unsecured fixed/floating rate junior subordinated notes due January 30, 2036, issued by the Operating Partnership. The junior subordinated notes, the common and the trust preferred securities have substantially

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

identical terms, requiring quarterly interest payments calculated at a fixed interest rate equal to 7.68% per annum through January 30, 2016, and subsequently at a variable interest rate equal to LIBOR plus 2.60% per annum. The notes mature on January 30, 2036, and may be redeemed, in whole or in part, at par, at the Company's option, beginning on January 30, 2011. The trust preferred and common securities do not have a stated maturity date; however, they are subject to mandatory redemption upon the redemption or maturity of the notes.

The principal amount of the junior subordinated notes of $30,930 is reported as "Other long-term debt" on the Company's Consolidated Balance Sheet. However, because the Company is not deemed to be the primary beneficiary of the trust under FASB Interpretation Number 46, *Consolidation of Variable Interest Entities*, the Company's investment in the trust is not eliminated from the Company's financial statements in consolidation. Instead, the Company records its investment in the trust's common shares of $930 as part of "Other assets" on the Company's Consolidated Balance Sheet.

The Company incurred issuance costs associated with the offering of $972. These costs are included as a component of "Other assets" on the Company's Consolidated Balance Sheet, and are being amortized into interest expense using the effective yield method through the date the fixed interest period expires (the expected maturity date of the trust preferred securities). The Company's effective financing rate on the trust preferred securities, inclusive of deferred issuance costs, is approximately 8.30% per annum.

Scheduled principal amortization and balloon payments for all of the Company's long-term debt as of December 31, 2007, for the next five years and thereafter are as follows:

| | SCHEDULED AMORTIZATION | BALLOON PAYMENTS | TOTAL |
|---|---|---|---|
| 2008 | $17,210 | $ — | $17,210 |
| 2009 | 22,979 | — | 22,979 |
| 2010 | 50,724 | — | 50,724 |
| 2011 | 42,171 | 18,861 | 61,032 |
| 2012 | 43,750 | 117,000 | 160,750 |
| Thereafter | 165,579 | 1,009,174 | 1,174,753 |
| | **$342,413** | **$1,145,035** | **$1,487,448** |

## 15. Related Party Transactions

During March 2006, the Company participated in a recapitalization of the debt and equity invested in an office building in Wilmington, Delaware, leased to Hercules Incorporated. The recapitalization was the final step of a multi-step transaction in which the Company financed in part the purchase of the property by a third party borrower. In the recapitalization, the Company made a $78,000 first mortgage loan on the property (which it sold in a gain-on-sale transaction at closing) and a $20,000 corporate credit note investment secured by the property, and its $27,322 mezzanine loan to and $8,695 preferred equity investment in the borrower, which financed in part the borrower's purchase of the property in 2005, was redeemed. One of CapLease's Board members, Jeffrey Rogatz, also provided pari passu preferred equity financing to the borrower of $250 that was redeemed in connection with the recapitalization.

In February 2001, the Company originated a net lease loan on a real property owned by a limited partnership in which certain executive officers of the Company have an indirect ownership interest. The loan was sold to Wachovia in February 2001, and the limited partnership agreed to pay the Company an advisory fee from the rent payable by the tenant at the real property in the amount of approximately $66 a month until November 2010. The Company recognized a gain on the sale of the mortgage loan of $4,963. An affiliate of the limited partnership is also a party to a management agreement with the tenant for the operation of the property, and another affiliate of the limited partnership subleases a portion of the leased building from the tenant at a nominal amount. No failure to perform under the management agreement or sublease entitles the tenant to any rent abatement or termination under the lease. Interest income earned on the structuring fee receivable totaled approximately $187, $233 and $273, during the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively, and is included in interest income in the Consolidated Statements of Operations.

## 16. Commitments and Contingencies

The Company is involved from time to time in litigation arising in the ordinary course of business. The Company is not currently involved in any matter which management believes will have a material adverse effect on the Company's business, results of operations or financial condition.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

As an owner of commercial real estate, the Company is subject to potential environmental costs. At December 31, 2007, the Company was not aware of any environmental concerns that would have a material adverse effect on the Company's business, results of operations or financial condition.

The Company is obligated under a letter of credit with respect to one of its 1999 securitization transactions (BSCMS 1999-CLF1). The maximum potential amount of future required payments under the letter of credit is $2,850. The letter of credit expires on February 18, 2009. The trustee may draw the letter of credit if there are realized losses on the mortgage loans that would create a shortfall in the interest or principal on any investment grade certificate. The letter of credit may be withdrawn when the ratings of the investment grade certificates are no longer dependent upon the credit support provided by the letter of credit. During February 2005, one of the mortgage loans in the securitization on a property leased to Winn-Dixie defaulted, in connection with the bankruptcy of Winn-Dixie. However, management does not expect any draw on the letter of credit as a result of this mortgage default, or otherwise. Letter of credit fees included in interest expense were $101, $102 and $102 for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

As of December 31, 2007, the Company was obligated under non-cancelable operating lease agreements for office space and copy machines. The future minimum lease payments under these lease agreements at December 31, 2007 were:

| | |
|---|---|
| 2008 | $736 |
| 2009 | 734 |
| 2010 | 732 |
| 2011 | 753 |
| 2012 | 753 |
| Thereafter | 565 |
| | **$4,273** |

Included in general and administrative expense is rent expense of approximately $688, $642 and $619 (net of sublease income of $0, $0 and $5) for the years ended December 31, 2007, December 31, 2006 and December 31, 2005, respectively.

During October 2006, the Company acquired a real property in Fresno, California leased to Aetna Life Insurance Company, and agreed to fund expected improvements to the real property of approximately $812. During November 2006, the Company arranged long-term financing on this property and it funded a reserve account with its lender for the full amount of this obligation. The Company expects these funds will be disbursed in full as improvements are completed. As of December 31, 2007, none of these funds have been disbursed.

As discussed under Note 10 above, the Company has agreed to contribute up to $5,000 of capital to Matapeake, a newly formed real estate investment and management company, subject to the satisfaction of certain terms and conditions by the principals of Matapeake. As of December 31, 2007, the Company had invested $1,139 toward its aggregate $5,000 commitment.

## 17. Minority Interests

As of December 31, 2007, the Operating Partnership had issued and outstanding 263,157 common units of limited partnership to a minority interest holder. All of these units were issued in connection with the Company's acquisition of a property in June 2006 from the minority interest holder. Beginning on June 13, 2008, the units of limited partnership are redeemable by the holder, at its option, on the basis of one unit for either one share of CapLease common stock or cash equal to the fair market value of a share of common stock at the time of the redemption. The units of limited partnership do not have a liquidation preference.

Cash distributions by the Operating Partnership will be paid in the following priority: first, to the minority interest holder until such holder receives the amount it would have received if the holder's units of limited partnership interest were converted to an equal number of shares of CapLease common stock, and then, to CapLease. Since July 2006, the minority interest holder has been paid a cash dividend of $0.20 per limited partnership unit simultaneous with the payment of CapLease's cash dividend of $0.20 per share of common stock.

Net income has been allocated to the minority interest holder on an "as converted" basis. In other words, the limited partnership units are treated as converted to shares of CapLease common stock, and the minority interest holder is allocated a percentage of the Company's net income based on its percentage of as converted common shares outstanding. In addition, a weighted average is used for units outstanding for less than a full period.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 18. Stockholders' Equity

### *Stock Issuances*

CapLease's authorized capital stock consists of 500,000,000 shares of common stock, $0.01 per share, and 100,000,000 shares of preferred stock, $0.01 per share. As of December 31, 2007, CapLease had issued and outstanding 44,350,330 shares of common stock, and 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock.

During May and June 2007, CapLease issued 10,350,000 shares of common stock in a public offering at a price to the public of $10.75 per share, for net proceeds of approximately $104,773. The Company used the net proceeds to repay a portion of our borrowings under the Bridge Facility.

During the year ended December 31, 2007, CapLease issued 1,111,641 shares of common stock through its dividend reinvestment and stock purchase plan at an average price of $10.38 per share.

On October 9, 2007, CapLease used $15,000 of the proceeds from the sale of the convertible senior notes described in Note 14 above to repurchase 1,524,390 shares of its common stock on the open market at $9.84 per share.

During May 2006, CapLease issued 5,747,000 shares of common stock in a public offering at a price to the public of $10.55 per share, for net proceeds of approximately $57,282.

In November and December 2006, CapLease issued an aggregate of 160,900 shares of common stock in a public offering at an average price to the public of $11.91 per share, for net proceeds of approximately $1,851.

In March 2004, CapLease issued 23,000,000 shares of common stock in an initial public offering at a price to the public of $10.50 per share, for net proceeds of approximately $222,000. Also in March 2004, in connection with CapLease's acquisition of the Operating Partnership, CapLease issued 3,968,800 shares of its common stock to the former owners of the Operating Partnership.

In November 2003, CapLease issued 139,134 shares of its common stock to certain current and former employees of the Operating Partnership.

Since CapLease's initial public offering and through December 31, 2007, it has issued an aggregate of 1,397,245 shares of common stock (net of forfeitures) to its directors, executive officers and other employees pursuant to the Company's stock incentive plan (see Note 19 below).

In October 2005, CapLease issued 1,400,000 shares of 8.125% Series A cumulative redeemable preferred stock in a public offering at a price to the public of $25.00 per share. The Company received net proceeds in the transaction (after deducting underwriting discounts and commissions and estimated offering expenses) of approximately $33,657.

The Series A preferred stock ranks senior to CapLease's common stock and junior to all of the Company's existing and future indebtedness. Investors in the Series A preferred stock are entitled to receive cumulative cash distributions at a rate of 8.125% per annum of the $25.00 liquidation preference per share (equivalent to $2.03125 per annum per share). The annual dividend rate will increase to 9.125% if the Series A preferred stock is delisted from the New York Stock Exchange following a change of control of CapLease.

If CapLease liquidates, dissolves or winds up its operations, the Series A preferred stock holders will have the right to receive $25.00 per share, plus all accrued and unpaid dividends (whether or not declared) to the date of payment, before any payment is made to CapLease's common stock holders. The Series A preferred stock does not have any stated maturity date and is not subject to any sinking fund or mandatory redemption provisions. CapLease may not redeem the Series A preferred stock prior to October 19, 2010, except in certain limited circumstances relating to the ownership limitation necessary to preserve CapLease's qualification as a REIT. On and after October 19, 2010, CapLease may redeem the Series A preferred stock for cash at its option, in whole or from time to time in part, at a redemption price of $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to the redemption date.

Holders of Series A preferred stock generally have no voting rights. However, Series A preferred stock holders will have limited voting rights if CapLease fails to pay dividends on the Series A preferred stock for six or more quarterly periods (whether or not consecutive), or if CapLease issues shares of capital stock senior to the Series A preferred stock or makes changes to the terms of the Series A preferred stock that would be materially adverse to the rights of holders of Series A preferred stock.

The Series A preferred stock is not convertible into or exchangeable for CapLease's common stock or any of the Company's other securities or property.

### *Dividends*

CapLease has paid cash dividends to its common stockholders each quarter since the third quarter of 2004, and to its Series A preferred stockholders each quarter since the fourth quarter of 2005.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

The following table summarizes the dividend history on shares of CapLease common stock for the periods indicated.

| QUARTER ENDED | RECORD DATE | PAYMENT DATE | DIVIDEND PER SHARE | TOTAL AMOUNT |
|---|---|---|---|---|
| 12/31/2004 | 12/31/2004 | 1/14/2005 | $0.15 | $4,124 |
| 3/31/2005 | 3/31/2005 | 4/15/2005 | 0.18 | 5,018 |
| 6/30/2005 | 6/30/2005 | 7/15/2005 | 0.18 | 5,016 |
| 9/30/2005 | 9/30/2005 | 10/17/2005 | 0.18 | 5,016 |
| 12/31/2005 | 12/30/2005 | 1/17/2006 | 0.20 | 5,574 |
| 3/31/2006 | 3/31/2006 | 4/17/2006 | 0.20 | 5,636 |
| 6/30/2006 | 6/30/2006 | 7/17/2006 | 0.20 | 6,783 |
| 9/30/2006 | 9/29/2006 | 10/16/2006 | 0.20 | 6,785 |
| 12/31/2006 | 12/29/2006 | 1/16/2007 | 0.20 | 6,818 |
| 3/31/2007 | 3/30/2007 | 4/16/2007 | 0.20 | 6,883 |
| 6/30/2007 | 6/29/2007 | 7/16/2007 | 0.20 | 9,046 |
| 9/30/2007 | 9/28/2007 | 10/15/2007 | 0.20 | 9,175 |
| 12/31/2007 | 12/31/2007 | 1/15/2008 | 0.20 | 8,870 |

The following table summarizes the dividend history on shares of CapLease Series A preferred stock for the periods indicated.

| QUARTER ENDED | RECORD DATE | PAYMENT DATE | DIVIDEND PER SHARE | TOTAL AMOUNT |
|---|---|---|---|---|
| 12/31/2005 | 12/30/2005 | 1/17/2006 | $0.4852400 | $679 |
| 3/31/2006 | 3/31/2006 | 4/17/2006 | 0.5078125 | 711 |
| 6/30/2006 | 6/30/2006 | 7/17/2006 | 0.5078125 | 711 |
| 9/30/2006 | 9/29/2006 | 10/16/2006 | 0.5078125 | 711 |
| 12/31/2006 | 12/29/2006 | 1/16/2007 | 0.5078125 | 711 |
| 3/31/2007 | 3/30/2007 | 4/16/2007 | 0.5078125 | 711 |
| 6/30/2007 | 6/30/2007 | 7/16/2007 | 0.5078125 | 711 |
| 9/30/2007 | 9/28/2007 | 10/15/2007 | 0.5078125 | 711 |
| 12/31/2007 | 12/28/2007 | 1/15/2008 | 0.5078125 | 711 |

## 19. Stock Based Compensation

The Company adopted a stock incentive plan for its employees and directors during March 2004 in connection with its initial public offering. 2,323,000 shares of common stock are authorized for issuance under the stock plan. As of December 31, 2007, the Company had awarded 1,397,245 shares of common stock under the stock plan, all in the form of stock awards to executive officers, other employees and directors of the Company.

The Company has not awarded any options, stock appreciation rights or other stock based compensation under the stock plan.

On January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (Revised 2004) - *Share-Based Payment* ("SFAS No. 123R"), using the modified prospective transition method. SFAS No. 123R replaces SFAS No. 123, which the Company adopted on January 1, 2003. Under that transition method, compensation cost recognized on and after January 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted on or after January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R.

Because the Company has historically valued compensation cost for stock awards at fair value under SFAS No. 123, the adoption of SFAS No. 123R had no impact on the Company's income from continuing operations, net income, earnings per share (basic and diluted), cash flows from operations or cash flows from financing activities.

The Company uses the closing stock price on the grant date as its estimate of the fair value of the award.

A summary of the Company's activity under the stock plan from January 1, 2006 through December 31, 2007, is presented below:

| | NUMBER OF SHARES |
|---|---|
| Stock Awards at January 1, 2006 | 760,546 |
| Granted During the Year Ended December 31, 2006 | 332,450 (1)(2) |
| Forfeited During the Year Ended December 31, 2006 | (11,001) |
| Stock Awards at January 1, 2007 | 1,081,995 |
| Granted During the Period Ended December 31, 2007 | 315,250 (3) |
| Stock Awards at December 31, 2007 | 1,397,245 |

*(1) Includes 6,000 shares CapLease issued in January 2007 upon satisfaction of a service condition that was established in September 2006. Under prevailing accounting guidance, the grant date occurred upon establishment of the service condition.*

*(2) Shares are scheduled to vest between March 2007 and March 2011, but will generally be forfeited if the recipient either terminates his employment with the Company or ceases to be a member of CapLease's Board of Directors at any time prior to the vesting date. Vesting of an aggregate of 133,500 shares is also subject to satisfaction of objective and subjective performance criteria, to be determined by CapLease's Compensation Committee.*

*(3) Shares are scheduled to vest between March 2008 and March 2012, but will generally be forfeited if the recipient either terminates his employment with the Company or ceases to be a member of CapLease's Board of Directors at any time prior to the vesting date. Vesting of an aggregate of 156,750 shares is also subject to satisfaction of objective and subjective performance criteria, to be determined by CapLease's Compensation Committee.*

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

A summary of the status of unvested shares from January 1, 2006 through December 31, 2007, is presented below:

| | SHARES AWARDED UNDER PLAN | SHARES PRICED UNDER SFAS 123 AND 123R | WEIGHTED AVERAGE FAIR VALUE |
|---|---|---|---|
| Nonvested at January 1, 2006 | 495,647 | 371,203 | $10.83 |
| Current period awards | 332,450 | 243,450 | 11.07 |
| Prior period awards | N/A | 62,222 | 10.66 |
| Vested | (228,983) | (228,983) | 10.72 |
| Forfeited | (11,001) | (11,001) | 11.02 |
| Nonvested at January 1, 2007 | 588,113 | 436,891 | 10.99 |
| Current period awards | 315,250 | 189,850 | 10.91 |
| Prior period awards | N/A | 30,771 | 10.91 |
| Vested | (210,781) | (210,781) | 10.97 |
| Nonvested at December 31, 2007 | 692,582 | 446,731 | 10.99 |

As the immediately preceding table indicates, not all Company share awards have been valued for purposes of SFAS 123R, as the Company's stock awards include shares awarded with vesting dependant upon satisfaction of performance criteria and with the performance criteria on a portion of the shares to be determined in the future. "Prior period awards" represent share awards made in a prior period which have been valued for purposes of SFAS 123R in the current period when the CapLease Compensation Committee determined the performance criteria.

As of December 31, 2007, $3,618 of unvested shares (fair value at the grant dates) is expected to be charged to the Company's Consolidated Statement of Operations ratably over the remaining vesting period (through March 2012). As of December 31, 2007, the grant date fair value for awards of 49,776 shares made in 2005, 70,675 shares made in 2006 and 125,400 shares made in 2007, has not yet been determined because the grant date (as defined under SFAS 123R) has not yet occurred.

## 20. Other Comprehensive Income

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances, excluding those resulting from investments by and distributions to owners. For the Company's purposes, comprehensive income represents net income, as presented in the Company's Consolidated Statements of Operations, adjusted for unrealized gains or losses on securities available for sale, unrealized gains or losses on derivatives designated as cash flow hedges, and realized gains and losses on derivatives designated as cash flow hedges (net of amortization of those realized gains and losses reclassified into interest expense). The Company's comprehensive income is summarized in the last column on the Consolidated Statement of Changes in Stockholders' Equity.

SFAS No. 130, *Reporting Comprehensive Income*, divides comprehensive income into "net income" and "other comprehensive income." Other comprehensive income is defined as revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income. Other comprehensive income is a component of Stockholders' Equity and is shown on the Company's Consolidated Statement of Changes in Stockholders' Equity (fourth column). The following table summarizes the Company's Accumulated Other Comprehensive Income (Loss) as reported on the Consolidated Statement of Changes in Stockholders' Equity.

| | DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Net unrealized (losses) gains on securities | $(13,720) | $6,692 |
| Net unrealized (losses) gains on derivatives | (4,522) | 48 |
| Net realized losses on derivatives | (7,778) | (11,000) |
| Accumulated other comprehensive loss | $(26,020) | $(4,260) |

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 21. Rental Income

The Company is the lessor to tenants under operating leases with expiration dates ranging from 2008 to 2026. The minimum rental amounts due under the leases are generally subject to scheduled fixed increases. The leases generally also require that the tenants pay for or reimburse the Company for the occupancy and operating costs of the properties, or in certain cases reimburse the Company for increases in certain operating costs and real estate taxes above their base year costs. Approximate future minimum rents to be received over the next five years and thereafter for noncancelable operating leases in effect at December 31, 2007, are as follows:

| | |
|---|---|
| 2008 | $131,508 |
| 2009 | 128,976 |
| 2010 | 114,063 |
| 2011 | 113,875 |
| 2012 | 115,865 |
| Thereafter | 629,402 |
| | **$1,233,689** |

## 22. Concentration Risks

The Company relies on Wachovia Bank to provide the majority of its cash for financing its portfolio investments, including through short-term borrowing facilities to facilitate the Company's portfolio origination and mortgage financings on its owned real properties. Deterioration in the financial condition of Wachovia Bank could have a negative impact on the Company's ability to continue to make asset investments. However, management is confident that alternative funding sources could be obtained with substantially similar terms. As of December 31, 2007, Wachovia carried an AA rating from Standard & Poor's.

## 23. 401(k) Plan

The Company has a 401(k) Savings/Retirement Plan (the "401(k) Plan") in place to cover eligible employees of the Company. The 401(k) Plan permits eligible employees of the Company to defer a portion of their annual compensation, subject to certain limitations imposed by the Internal Revenue Code. The employee's elective deferrals are immediately vested and non-forfeitable upon contribution to the 401(k) Plan. For the years ended December 31, 2007, December 31, 2006 and December 31, 2005, the Company made matching contributions of $287, $197 and $228, respectively.

## 24. Pro Forma Condensed Consolidated Statements of Operations (Unaudited)

The accompanying unaudited Pro Forma Condensed Consolidated Statements of Operations are presented as if, at January 1, 2006, the Company acquired all real properties purchased during 2007 and 2006. Earnings per share are presented using the weighted average shares outstanding during the relevant periods. In management's opinion, all adjustments necessary to reflect the effects of the above transactions have been made.

The unaudited Pro Forma Condensed Consolidated Statements of Operations are not necessarily indicative of what the actual results of operations would have been assuming the acquisition transactions had occurred at the date indicated above, nor do they purport to represent our future results of operations.

| | FOR THE TWELVE MONTHS ENDED DECEMBER 31 | |
|---|---|---|
| | 2007 | 2006 |
| Total revenues | $184,181 | $186,688 |
| Income from continuing operations | 1,942 | 18,555 |
| Income per basic and diluted common share from continuing operations | 0.05 | 0.58 |
| Net income (loss) allocable to common stockholders | (550) | 16,153 |
| Net income (loss) per basic and diluted common share | (0.01) | 0.51 |

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 25. Segment Reporting

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information*, establishes the manner in which public businesses report information about operating segments in annual and interim financial reports issued to stockholders. SFAS No. 131 defines a segment as a component of an enterprise about which separate financial information is available and that is evaluated regularly to allocate resources and assess performance. The Company conducts its business through two segments: operating real estate (including its investments in owned properties) and lending investments (including its loan investments as well as its investments in securities). For segment reporting purposes, the Company does not allocate interest income on short-term investments or general and administrative expenses.

Selected results of operations for the year ended December 31, 2007 are as follows:

| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
|---|---|---|---|---|
| Total revenues | $602 | $136,917 | $34,640 | $172,159 |
| Total expenses and minority interest | 16,111 | 135,603 | 24,421 | 176,135 |
| Gain on extinguishment of debt | — | 1,363 | — | 1,363 |
| Income (loss) from continuing operations | (15,509) | 2,677 | 10,219 | (2,613) |
| Total assets | 64,616 | 1,620,419 | 473,234 | 2,158,269 |

Selected results of operations for the year ended December 31, 2006 are as follows:

| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
|---|---|---|---|---|
| Total revenues | $811 | $87,823 | $35,966 | $124,601 |
| Total expenses and minority interest | 14,901 | 82,680 | 20,070 | 117,651 |
| Income (loss) from continuing operations | (14,090) | 5,144 | 15,896 | 6,950 |
| Total assets | 30,219 | 1,152,348 | 461,732 | 1,644,300 |

Selected results of operations for the year ended December 31, 2005 are as follows:

| | CORPORATE / UNALLOCATED | OPERATING REAL ESTATE | LENDING INVESTMENTS | TOTAL |
|---|---|---|---|---|
| Total revenues | $1,090 | $44,352 | $ 27,609 | $73,052 |
| Total expenses and minority interest | 12,493 | 39,254 | 16,181 | 67,928 |
| Income (loss) from continuing operations | (11,402) | 5,098 | 11,428 | 5,124 |
| Total assets | 48,007 | 797,945 | 440,536 | 1,286,488 |

## 26. Quarterly Financial Information (Unaudited)

The following table sets forth selected quarterly financial data for the Company for 2007 and 2006.

| | REVENUE | NET INCOME (LOSS) APPLICABLE TO COMMON SHARES | BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE |
|---|---|---|---|
| **2007** | | | |
| December 31 | $46,773 | $(904) | $(0.02) |
| September 30 | 46,602 | (105) | (0.00) |
| June 30 | 43,620 | (4,003) | (0.10) |
| March 31 | 35,164 | (93) | (0.00) |
| **2006** | | | |
| December 31 | $35,125 | $1,244 | $0.04 |
| September 30 | 30,873 | 776 | 0.02 |
| June 30 | 30,255 | 744 | 0.02 |
| March 31 | 28,348 | 1,641 | 0.06 |

The totals for the year may differ from the sum of the quarters as a result of weighting and rounding.

# Notes to Consolidated Financial Statements

*(Dollar amounts in thousands, except per share amounts)*

December 31, 2007, 2006 and 2005

## 27. Variable Interest Entities

In January 2003, the FASB issued Interpretation Number 46, *Consolidation of Variable Interest Entities*. FIN 46 was revised by FIN 46(R) in December 2003 (as revised, "FIN 46"). FIN 46 defines a variable interest entity ("VIE") as an entity with one or more of the following characteristics:

- the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties;
- equity holders either (a) lack direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity or (c) do not have the right to receive expected residual returns of the entity if they occur; or
- equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

If an entity is deemed to be a VIE, an enterprise that absorbs a majority of the expected losses of the entity is considered the primary beneficiary and must consolidate the VIE.

As part of the Company's developer loan program, the Company funds loans to an entity that owns an undeveloped property. These loans are used to finance pre-construction costs related to the property, such as due diligence costs and land acquisition contract deposits, rather than costs to build on the property. The Company has funded two such loans as of December 31, 2007, with an aggregate unpaid principal amount of approximately $1,148 as of that date. The Company has determined that its borrowers are VIEs under FIN 46. Each loan is secured, in part, by a personal guarantee by the borrowing entity's owner. The Company has concluded it is not the primary beneficiary of the VIE (and, therefore, the Company has not consolidated the VIE under FIN 46). The Company's maximum exposure to loss as a result of its involvement with these VIEs is the amount funded on the loans.

During June 2006, the Company entered into a revolving credit agreement with a third party borrower pursuant to which the Company agreed to provide up to $12,000 to support the borrower's capital contributions to a joint venture that provides franchise loans to franchisees of YUM! Brands, Inc. restaurant concepts such as Taco Bell, Kentucky Fried Chicken and Pizza Hut. The Company's commitment to make loans was terminated in October 2007. As of December 31, 2007, the Company had advanced $6,654 under the agreement. The Company has determined that the borrower is a VIE under FIN 46. The Company's advances are secured by a pledge of the borrower's 50% membership interest in the joint venture and a guaranty by one of the principals of the borrower. The Company has determined it is not the primary beneficiary of the VIE (and, therefore, the Company has not consolidated the VIE under FIN 46). The Company's maximum exposure to loss as a result of this investment is the amount advanced under the credit agreement.

Based on the provisions of FIN 46, the Company concluded to consolidate at June 30, 2005 the U.S. Government/National Institutes of Health ("NIH") property in North Bethesda, Maryland that it acquired in September 2005. The Company did so because it concluded based on an analysis of FIN 46 that the $4,000 purchase price deposit that it had funded into escrow under its purchase and sale agreement made the Company the primary beneficiary of the expected losses of the property owner. As a result, the Company's Consolidated Statement of Operations for the year ended December 31, 2005, includes total revenue of $3,460, total expenses of $3,515, and minority interest in consolidated entities of ($55), associated with the NIH property prior to the Company's acquisition of the property on September 9, 2005.

# Schedule of Real Estate and Accumulated Depreciation

*(amounts in thousands)*

December 31, 2007

## SCHEDULE III

| | | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION | | GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | ENCUMBRANCES | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | TOTAL |
| **Abbott Laboratories**<br>*Columbus, OH* | $7,339 | $1,025 | $10,066 | $ — | $ — | $1,025 | $10,066 | $11,091 |
| **Abbott Laboratories**<br>*Waukegan, IL* | 17,368 | 2,500 | 15,430 | — | — | 2,500 | 15,430 | 17,930 |
| **Aetna Life Insurance Company**<br>*Fresno, CA* | 20,224 | 3,000 | 19,462 | — | 19 | 3,000 | 19,481 | 22,481 |
| **Allstate Insurance Company**<br>*Charlotte, NC* | 24,111 | 7,100 | 14,594 | — | — | 7,100 | 14,594 | 21,694 |
| **Allstate Insurance Company**<br>*Roanoke, VA* | 25,670 | 3,200 | 20,930 | — | — | 3,200 | 20,930 | 24,130 |
| **AmeriCredit Corp.**<br>*Arlington, TX* | 28,234 | 5,820 | 32,219 | — | — | 5,820 | 32,219 | 38,039 |
| **AMVESCAP PLC**<br>*Denver, CO* | 57,912 | 7,200 | 55,395 | — | — | 7,200 | 55,395 | 62,595 |
| **Aon Corporation**<br>*Glenview, IL* | 71,650 | 11,000 | 68,639 | — | — | 11,000 | 68,639 | 79,639 |
| **Baxter International, Inc.**<br>*Bloomington, IN* | 6,261 | 1,200 | 9,181 | — | — | 1,200 | 9,181 | 10,381 |
| **Bunge North America, Inc.**<br>*Fort Worth, TX* | 8,696 | 650 | 8,880 | — | — | 650 | 8,880 | 9,530 |
| **Cadbury Schweppes Holdings (US)**<br>*Whippany, NJ* | 38,226 | 6,300 | 38,994 | — | 1,231 | 6,300 | 40,224 | 46,524 |
| **Capital One Financial Corporation**<br>*Plano, TX* | 23,099 | 6,670 | 18,816 | — | — | 6,670 | 18,816 | 25,486 |
| **Choice Hotels International, Inc.,**<br>*Silver Spring, MD* | 30,937 | 5,500 | 37,114 | — | 34 | 5,500 | 37,148 | 42,648 |
| **County of Yolo, California**<br>*Woodland, CA* | 13,101 | 2,300 | 12,850 | — | — | 2,300 | 12,850 | 15,150 |
| **Crozer-Keystone Health System**<br>*Ridley, PA* | 3,920 | — | 5,015 | — | 864 | — | 5,879 | 5,879 |
| **CVS Corporation**<br>*Randolph, MA* | 8,717 | 6,300 | 7,801 | — | — | 6,300 | 7,801 | 14,101 |
| **Factory Mutual Insurance Company**<br>*Johnston, RI* | — | — | 44,909 | — | — | — | 44,909 | 44,909 |
| **Farmers Group, Inc.**<br>*Simi Valley, CA* | 34,980 | 10,620 | 28,127 | — | — | 10,620 | 28,127 | 38,747 |
| **Farmers New World Life Insurance Company**<br>*Mercer Island, WA* | 32,781 | 24,000 | 10,035 | — | — | 24,000 | 10,035 | 34,035 |
| **ITT Industries, Inc.**<br>*Herndon, VA* | 47,000 | 5,300 | 40,221 | — | 9,528 | 5,300 | 49,749 | 55,049 |

| (Continued) DESCRIPTION | ACCUMULATED DEPRECIATION | DATE OF CONSTRUCTION | DATE ACQUIRED | LIFE ON WHICH DEPRECIATION IS COMPUTED |
|---|---|---|---|---|
| **Abbott Laboratories** *Columbus, OH* | $794 | 1980, renovated in 2003-2004 | 11/5/2004 | Various |
| **Abbott Laboratories** *Waukegan, IL* | 924 | 2000 | 8/9/2005 | Various |
| **Aetna Life Insurance Company** *Fresno, CA* | 883 | 1 story office 1969, 2 story office 1984, 2 story parking 1997, interior renovated in 2000 & 2007 | 10/19/2006 | Various |
| **Allstate Insurance Company** *Charlotte, NC* | 740 | 1973, renovated in the 1990s | 12/21/2005 | Various |
| **Allstate Insurance Company** *Roanoke, VA* | 1,062 | 1969/70, with an addition in 1981 | 12/21/2005 | Various |
| **AmeriCredit Corp.** *Arlington, TX* | 814 | 1999 | 12/28/2006 | Various |
| **AMVESCAP PLC** *Denver, CO* | 2,465 | 2001 | 3/23/2006 | Various |
| **Aon Corporation** *Glenview, IL* | 5,777 | 1976, renovated in 1999-2001 | 8/19/2004 | Various |
| **Baxter International, Inc.** *Bloomington, IN* | 738 | 1996, renovation and warehouse addition in 2004 | 10/13/2004 | Various |
| **Bunge North America, Inc.** *Fort Worth, TX* | 155 | 2005 | 4/19/2007 | Various |
| **Cadbury Schweppes Holdings (US)** *Whippany, NJ* | 2,513 | 2005 | 1/6/2005 | Various |
| **Capital One Financial Corporation** *Plano, TX* | 1,188 | 1999, renovated in 2005 | 6/23/2005 | Various |
| **Choice Hotels International, Inc.,** *Silver Spring, MD* | 2,863 | Building 10720 - 1981, 10750 - 1971, 10770 - 1986 | 11/23/2004 | Various |
| **County of Yolo, California** *Woodland, CA* | 296 | 2001 | 1/30/2007 | Various |
| **Crozer-Keystone Health System** *Ridley, PA* | 473 | 1977, renovated in 2004 | 8/9/2004 | Various |
| **CVS Corporation** *Randolph, MA* | 635 | 1965, renovated in the 1980's and 1993 | 9/29/2004 | Various |
| **Factory Mutual Insurance Company** *Johnston, RI* | 1,262 | 1973 | 4/18/2007 | Various |
| **Farmers Group, Inc.** *Simi Valley, CA* | 645 | Office 240M SF 1982, Training Facility (w/office) 21M SF 1999 & Warehouse 10M SF 1982 | 1/31/2007 | Various |
| **Farmers New World Life Insurance Company** *Mercer Island, WA* | 508 | 1982 | 12/22/2005 | Various |
| **ITT Industries, Inc.** *Herndon, VA* | 2,924 | 1999, interior renovated in 2005-2006 | 5/23/2005 | Various |

*Continued >*

# Schedule of Real Estate and Accumulated Depreciation

*(amounts in thousands)*

December 31, 2007

## SCHEDULE III

(CONTINUED)

| DESCRIPTION | ENCUMBRANCES | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION | | GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD | | |
|---|---|---|---|---|---|---|---|---|
| | | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | TOTAL |
| **Johnson Controls, Inc.**<br>*Largo, FL* | $22,805 | $4,600 | $18,168 | $ — | $ — | $4,600 | $18,168 | $22,768 |
| **Koninklijke Ahold, N.V.**<br>*Levittown, PA* | 16,178 | 4,000 | 15,789 | — | — | 4,000 | 15,789 | 19,789 |
| **Lowes Companies, Inc.**<br>*Aliso Viejo, CA* | 44,956 | 26,600 | 20,831 | — | — | 26,600 | 20,831 | 47,431 |
| **N/A (Development Property)**<br>*Simi Valley, CA* | — | 1,025 | — | — | — | 1,025 | — | 1,025 |
| **Nestlé Holdings, Inc.**<br>*Breinigsville, PA* | — | — | 77,439 | — | — | — | 77,439 | 77,439 |
| **Nestlé Holdings, Inc.**<br>*Fort Wayne, IN* | — | — | 37,313 | — | — | — | 37,313 | 37,313 |
| **Nestlé Holdings, Inc.**<br>*Lathrop, CA* | — | — | 57,483 | — | — | — | 57,483 | 57,483 |
| **Omnicom Group, Inc.**<br>*Irving, TX* | 14,581 | 2,620 | 11,800 | — | — | 2,620 | 11,800 | 14,420 |
| **Pearson Plc.**<br>*Lawrence, KS* | 17,454 | 1,140 | 16,557 | — | — | 1,140 | 16,557 | 17,697 |
| **Qwest Corporation**<br>*Omaha, NE* | 19,298 | — | 36,969 | — | — | — | 36,969 | 36,969 |
| **Qwest Corporation**<br>*Omaha, NE* | 3,953 | — | 15,102 | — | — | — | 15,102 | 15,102 |
| **T-Mobile USA, Inc.**<br>*Nashville, TN* | 10,885 | 2,450 | 11,774 | — | — | 2,450 | 11,774 | 14,224 |
| **The Kroger Co.**<br>*Various locations in KY (five), GA (four), and TN (two)* | 58,770 | — | 84,702 | — | — | — | 84,702 | 84,702 |
| **The Travelers Corporation**<br>*Hartford, CT* | 20,944 | — | 18,317 | — | — | — | 18,317 | 18,317 |
| **Tiffany & Co.**<br>*Parsippany, NJ* | 62,011 | 7,400 | 62,150 | — | 47 | 7,400 | 62,197 | 69,597 |
| **Time Warner Entertainment Company, L.P.**<br>*Milwaukee, WI* | 24,276 | 2,300 | 22,299 | — | — | 2,300 | 22,299 | 24,599 |
| **TJX Companies, Inc.**<br>*Philadelphia, PA* | 79,627 | 6,100 | 79,734 | — | — | 6,100 | 79,734 | 85,834 |
| **United States Government (DEA)**<br>*Birmingham, AL* | 12,369 | 1,000 | 11,643 | — | 258 | 1,000 | 11,900 | 12,900 |
| **United States Government (EPA)**<br>*Kansas City, KS* | 26,018 | 250 | 29,476 | — | — | 250 | 29,476 | 29,726 |
| **United States Government (FBI)**<br>*Albany, NY* | 14,141 | 3,000 | 12,794 | — | — | 3,000 | 12,794 | 15,794 |

| (Continued) DESCRIPTION | ACCUMULATED DEPRECIATION | DATE OF CONSTRUCTION | DATE ACQUIRED | LIFE ON WHICH DEPRECIATION IS COMPUTED |
|---|---|---|---|---|
| **Johnson Controls, Inc.** *Largo, FL* | $753 | 1963 & mid 1970's to 1995 | 12/12/2006 | Various |
| **Koninklijke Ahold, N.V.** *Levittown, PA* | 612 | 2006 | 6/13/2006 | Various |
| **Lowes Companies, Inc.** *Aliso Viejo, CA* | 1,356 | 1965, renovated in 2004-2005 | 5/31/2005 | Various |
| **N/A (Development Property)** *Simi Valley, CA* | — | | 5/24/2007 | Various |
| **Nestlé Holdings, Inc.** *Breinigsville, PA* | 1,361 | 1994 | 4/18/2007 | Various |
| **Nestlé Holdings, Inc.** *Fort Wayne, IN* | 656 | 1994 | 4/18/2007 | Various |
| **Nestlé Holdings, Inc.** *Lathrop, CA* | 1,010 | 1994 | 4/18/2007 | Various |
| **Omnicom Group, Inc.** *Irving, TX* | 745 | 1997 | 6/23/2005 | Various |
| **Pearson Plc.** *Lawrence, KS* | 712 | 1997 | 4/12/2006 | Various |
| **Qwest Corporation** *Omaha, NE* | 650 | 1991 | 4/18/2007 | Various |
| **Qwest Corporation** *Omaha, NE* | 303 | 1985 | 4/18/2007 | Various |
| **T-Mobile USA, Inc.** *Nashville, TN* | 333 | 2002 | 11/14/2006 | Various |
| **The Kroger Co.** *Various locations in KY (five), GA (four), and TN (two)* | 1,488 | Various, 1994 - 1996 | 4/18/2007 | Various |
| **The Travelers Corporation** *Hartford, CT* | 368 | 1986 | 4/18/2007 | Various |
| **Tiffany & Co.** *Parsippany, NJ* | 3,511 | Office & Warehouse - 1997, Warehouse Mezzanine - 2000, Garage - 2001, East Wing Office - 2002 | 9/28/2005 | Various |
| **Time Warner Entertainment Company, L.P.** *Milwaukee, WI* | 609 | 1903, renovated in 2001 | 11/28/2006 | Various |
| **TJX Companies, Inc.** *Philadelphia, PA* | 3,606 | 2001 | 3/10/2006 | Various |
| **United States Government (DEA)** *Birmingham, AL* | 609 | 2005 | 8/11/2005 | Various |
| **United States Government (EPA)** *Kansas City, KS* | 1,755 | 2003 | 8/11/2005 | Various |
| **United States Government (FBI)** *Albany, NY* | 379 | 1998 | 10/25/2006 | Various |

*Continued >*

# Schedule of Real Estate and Accumulated Depreciation

*(amounts in thousands)*

December 31, 2007

**SCHEDULE III**
**(CONTINUED)**

| | | INITIAL COST | | COST CAPITALIZED SUBSEQUENT TO ACQUISITION | | GROSS AMOUNT AT WHICH CARRIED AT CLOSE OF PERIOD | | |
|---|---|---|---|---|---|---|---|---|
| DESCRIPTION | ENCUMBRANCES | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | LAND | BUILDING AND IMPROVEMENTS | TOTAL |
| **United States Government (FBI)** *Birmingham, AL* | $20,494 | $2,200 | $20,171 | $ — | $3,237 | $2,200 | $23,408 | $25,608 |
| **United States Government (NIH)** *N. Bethesda, MD* | 63,632 | 10,350 | 61,537 | — | — | 10,350 | 61,537 | 71,887 |
| **United States Government (OSHA)** *Sandy, UT* | 19,182 | 1,750 | 18,484 | — | — | 1,750 | 18,484 | 20,234 |
| **United States Government (SSA)** *Austin, TX* | 6,032 | 1,100 | 4,373 | — | 138 | 1,100 | 4,511 | 5,611 |
| **United States Government (VA)** *Ponce, PR* | 6,642 | 2,120 | 10,252 | — | — | 2,120 | 10,252 | 12,372 |
| **Walgreen Co.** *Pennsauken, NJ* | 1,901 | 463 | 2,629 | — | — | 463 | 2,629 | 3,092 |
| **Walgreen Co.** *Portsmouth, VA* | 3,250 | 618 | 3,561 | — | (1) | 618 | 3,563 | 4,181 |
| | $1,069,625 | $190,771 | $1,260,025 | $ — | $15,355 | $190,771 | $1,275,381 | $1,466,152 |

| (Continued) DESCRIPTION | ACCUMULATED DEPRECIATION | DATE OF CONSTRUCTION | DATE ACQUIRED | LIFE ON WHICH DEPRECIATION IS COMPUTED |
|---|---|---|---|---|
| **United States Government (FBI)** *Birmingham, AL* | $1,212 | 2005 | 8/11/2005 | Various |
| **United States Government (NIH)** *N. Bethesda, MD* | 3,554 | 1989 | 9/9/2005 | Various |
| **United States Government (OSHA)** *Sandy, UT* | 1,104 | 2004 | 8/11/2005 | Various |
| **United States Government (SSA)** *Austin, TX* | 229 | 2005 | 8/11/2005 | Various |
| **United States Government (VA)** *Ponce, PR* | 812 | 2000 | 11/1/2004 | Various |
| **Walgreen Co.** *Pennsauken, NJ* | 208 | 1996 | 11/1/2004 | Various |
| **Walgreen Co.** *Portsmouth, VA* | 281 | 1998 | 11/1/2004 | Various |
| | $55,875 | | | |

# Schedule of Real Estate and Accumulated Depreciation

*(amounts in thousands)*

December 31, 2007

## SCHEDULE III
**(CONTINUED)**

| | | |
|---|---|---|
| **Balance-January 1, 2005** | | **$182,305** |
| Property acquisitions | $508,597 | |
| Costs capitalized subsequent to acquisition | 2,912 | |
| **Balance-December 31, 2005** | | **$693,814** |
| Property acquisitions | $328,220 | |
| Costs capitalized subsequent to acquisition | 8,187 | |
| **Balance-December 31, 2006** | | **$1,030,221** |
| Property acquisitions | $432,762 | |
| Costs capitalized subsequent to acquisition | 3,169 | |
| **Balance-December 31, 2007** | | **$1,466,152** |

**Accumulated Depreciation**

| | | |
|---|---|---|
| **Balance-January 1, 2005** | | **$1,281** |
| Additions during the year: | | |
| Depreciation on property | $7,118 | |
| **Balance-December 31, 2005** | | **$8,399** |
| Additions during the year: | | |
| Depreciation on property | $17,482 | |
| **Balance-December 31, 2006** | | **$25,881** |
| Additions during the year: | | |
| Depreciation on property | $29,994 | |
| **Balance-December 31, 2007** | | **$55,875** |

# Schedule of Loans Held for Investment

*(amounts in thousands)*

December 31, 2007

## SCHEDULE IV

| DESCRIPTION & LOCATION | INTEREST RATE | FINAL MATURITY DATE | PERIODIC PAYMENT TERMS | PRIOR LIENS | FACE AMOUNT OF MORTGAGES | CARRYING AMOUNT OF MORTGAGES[1] | PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST |
|---|---|---|---|---|---|---|---|
| **Long-Term Mortgage Loans** | | | | | | | |
| **Autozone, Inc.** *Douglas and Valdosta, GA* | 6.50% | Nov 2022 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | $1,899 | $1,899 | $ — |
| **Bank of America, N.A.** *Mt. Airy, MD* | 6.42% | Dec 2026 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 3,419 | 3,419 | — |
| **Bank of America, N.A.** *Glenview, IL* | 6.34% | Dec 2028 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 4,317 | 4,317 | — |
| **Best Buy Co., Inc.** *Chicago, IL* | 6.40% | Mar 2025 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 17,732 | 17,732 | — |
| **City of Jasper, Texas** *Jasper, TX* | 7.00% | Nov 2024 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,636 | 1,590 | — |
| **CVS Corporation** *Asheville, NC* | 6.53% | Jan 2026 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,210 | 2,268 | — |
| **CVS Corporation** *Oak Ridge, NC* | 6.99% | Aug 2024 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 3,027 | 3,027 | — |
| **CVS Corporation** *Bangor, PA* | 6.28% | Jan 2026 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 2,287 | 2,249 | — |
| **CVS Corporation** *Athol, MA* | 6.46% | Jan 2025 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,381 | 1,381 | — |
| **CVS Corporation** *Washington, DC* | 8.10% | Jan 2023 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 2,358 | 2,510 | — |
| **CVS Corporation** *Bluefield, WV* | 8.00% | Jan 2021 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,241 | 1,347 | — |
| **CVS Corporation** *Sunbury, PA* | 7.50% | Jan 2021 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,545 | 1,509 | — |
| **CVS Corporation** *Southington, CT* | 8.26% | Jan 2020 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,669 | 1,851 | — |
| **CVS Corporation** *Willimantic, CT* | 8.26% | Jan 2023 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,926 | 2,146 | — |
| **CVS Corporation** *Stow, OH* | 8.26% | Jan 2020 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,247 | 2,490 | — |
| **CVS Corporation** *Greensboro, GA* | 6.52% | Jan 2030 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 1,329 | 1,329 | — |
| **CVS Corporation** *Evansville, IN* | 6.22% | Jan 2033 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 3,329 | 3,329 | — |
| **CVS Corporation** *Shelby Twp., MI* | 5.98% | Jan 2031 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,494 | 2,494 | — |
| **Harris Bankcorp, Inc.** *Chicago, IL* | 6.81% | Aug 2025 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 4,287 | 4,287 | — |
| **Home Depot USA, Inc.** *Chelsea, MA* | 5.36% | Jan 2031 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 8,251 | 8,251 | — |
| **Home Depot USA, Inc.** *Tullytown, PA* | 6.62% | Jan 2033 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 8,406 | 8,406 | — |

*Continued >*

# Schedule of Loans Held for Investment
*(amounts in thousands)*

December 31, 2007

## SCHEDULE IV
**(CONTINUED)**

| DESCRIPTION & LOCATION | INTEREST RATE | FINAL MATURITY DATE | PERIODIC PAYMENT TERMS | PRIOR LIENS | FACE AMOUNT OF MORTGAGES | CARRYING AMOUNT OF MORTGAGES[1] | PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST |
|---|---|---|---|---|---|---|---|
| **Kohls Corporation** *Chicago, IL* | 6.69% | May 2030 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | $46,999 | $46,999 | $ — |
| **Koninklijke Ahold, N.V.** *Bensalem, PA* | 7.24% | May 2020 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,907 | 2,960 | — |
| **Koninklijke Ahold, N.V.** *North Kingstown, RI* | 7.50% | Nov 2025 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 6,444 | 6,425 | — |
| **Koninklijke Ahold, N.V.** *Tewksbury, MA* | 7.50% | Jan 2027 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 6,341 | 6,336 | — |
| **Koninklijke Ahold, N.V.** *Upper Darby Township, PA* | 7.29% | Apr 2024 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 6,337 | 6,068 | — |
| **Lowes Companies, Inc.** *Framingham, MA* | 5.87% | Sep 2031 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 27,604 | 27,604 | — |
| **Lowes Companies, Inc.** *Matamoras, PA* | 6.61% | May 2030 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 7,077 | 7,077 | — |
| **National City Bank** *Chicago, IL* | 5.89% | Dec 2024 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,940 | 3,015 | — |
| **Neiman Marcus Group, Inc.** *Las Vegas, NV* | 6.06% | Nov 2021 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 6,577 | 7,124 | — |
| **United States Postal Service** *Scammon Bay, AK* | 7.05% | Oct 2021 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 885 | 902 | — |
| **University of Connecticut Health Center** *Farmington, CT* | 6.34% | Nov 2024 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 20,869 | 21,606 | — |
| **Walgreen Co.** *Nacogdoches, TX* | 6.80% | Sep 2030 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 3,566 | 3,566 | — |
| **Walgreen Co.** *Rosemead, CA* | 6.26% | Dec 2029 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 5,155 | 5,155 | — |
| **Walgreen Co.** *Montebello, CA* | 6.10% | Feb 2030 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 4,456 | 4,456 | — |
| **Walgreen Co.** *Dallas, TX* | 6.46% | Dec 2029 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 3,353 | 3,354 | — |
| | | | | | **228,500** | **230,478** | — |

# Schedule of Loans Held for Investment

*(amounts in thousands)*

December 31, 2007

## SCHEDULE IV

**(CONTINUED)**

| DESCRIPTION & LOCATION | INTEREST RATE | FINAL MATURITY DATE | PERIODIC PAYMENT TERMS | PRIOR LIENS | FACE AMOUNT OF MORTGAGES | CARRYING AMOUNT OF MORTGAGES[1] | PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST |
|---|---|---|---|---|---|---|---|
| **Corporate Credit Notes** | | | | | | | |
| **Albertsons, LLC** *Los Angeles, CA* | 6.50% | Sep 2013 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | $288 | $265 | $ — |
| **Albertsons, LLC** *Norwalk, CA* | 6.33% | Dec 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 317 | 314 | — |
| **Best Buy Co., Inc.** *Olathe, KS* | 5.40% | Jun 2013 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,171 | 1,131 | — |
| **Best Buy Co., Inc.** *Wichita Falls, TX* | 6.15% | Nov 2012 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 436 | 419 | — |
| **CVS Corporation** *Garwood, NJ* | 6.12% | Aug 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 564 | 550 | — |
| **CVS Corporation** *Kennett Square, PA* | 6.40% | Oct 2012 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 483 | 470 | — |
| **CVS Corporation** *Commerce, MI* | 5.85% | May 2013 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 333 | 324 | — |
| **CVS Corporation** *Rutherford College, NC* | 6.12% | Oct 2013 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 249 | 244 | — |
| **CVS Corporation** *Clemmons, NC* | 5.54% | Jan 2015 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 217 | 210 | — |
| **CVS Corporation** *Rockingham, NC* | 6.12% | Oct 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 286 | 280 | — |
| **CVS Corporation** *Knox, IN* | 7.60% | Dec 2011 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 159 | 159 | — |
| **Federal Express Corporation** *Bellingham, WA* | 5.78% | Mar 2015 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 289 | 284 | — |
| **FedEx Ground Package System, Inc.** *Reno, NV* | 5.90% | Oct 2014 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 1,025 | 1,017 | — |
| **FedEx Ground Package System, Inc.** *McCook, IL* | 5.89% | Feb 2015 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 2,120 | 2,099 | — |
| **Hercules Incorporated** *Wilmington, DE* | 9.32% | May 2013 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 19,900 | 19,900 | — |
| **Lowes Companies, Inc.** *N. Windham, ME* | 5.28% | Sep 2015 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 971 | 954 | — |
| **PerkinElmer, Inc.** *Warwick, RI* | 7.68% | Jan 2012 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 472 | 464 | — |
| **PerkinElmer, Inc.** *Beltsville, MD* | 7.35% | Dec 2011 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 347 | 345 | — |
| **PerkinElmer, Inc.** *Daytona Beach, FL* | 7.35% | Dec 2011 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 157 | 156 | — |
| **PerkinElmer, Inc.** *Phelps, NY* | 7.35% | Dec 2011 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 147 | 144 | — |
| **Staples, Inc.** *Odessa, TX* | 6.41% | Sep 2012 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 238 | 228 | — |

*Continued >*

# Schedule of Loans Held for Investment

*(amounts in thousands)*

December 31, 2007

## SCHEDULE IV
**(CONTINUED)**

| DESCRIPTION & LOCATION | INTEREST RATE | FINAL MATURITY DATE | PERIODIC PAYMENT TERMS | PRIOR LIENS | FACE AMOUNT OF MORTGAGES | CARRYING AMOUNT OF MORTGAGES[1] | PRINCIPAL AMOUNT OF LOANS SUBJECT TO DELINQUENT PRINCIPAL OR INTEREST |
|---|---|---|---|---|---|---|---|
| **Walgreen Co.** *Delray Beach, FL* | 6.20% | Jan 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | $349 | $347 | $ — |
| **Walgreen Co.** *Waterford, MI* | 5.50% | Jun 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 589 | 559 | — |
| **Walgreen Co.** *Riverside, CA* | 6.10% | Dec 2013 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 384 | 377 | — |
| **Walgreen Co.** *Jefferson City, TN* | 5.49% | May 2015 | Principal and Interest are payable monthly at a level amount, over the life to maturity | N/A | 623 | 623 | — |
| | | | | | **32,114** | **31,863** | — |
| **Mezzanine and Other Investments** | | | | | | | |
| **84th Avenue Development, LLC** *Tinley Park, IL* | 10.00% | Mar 2008 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | $2,695 | 498 | 498 | — |
| **Eden Hylan Seaview LLC** *Staten Island, NY* | 10.00% | Jan 2008 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | 2,804 | 650 | 650 | — |
| **West End Mortgage Finance Fund I L.P.** *Various* | 10.00% | Sep 2009 | Principal and Interest are payable monthly at a varying amount, over the life to maturity | N/A | 6,654 | 6,654 | — |
| | | | | 5,499 | 7,802 | 7,802 | — |
| **Total** | | | | **$5,499** | **$268,416** | **$270,143** | **$ —** |

*(1) The aggregate cost for federal income tax purposes is $270,143*

# Schedule of Loans Held for Investment

*(amounts in thousands)*

December 31, 2007

**SCHEDULE IV**
**(CONTINUED)**

| | | |
|---|---|---|
| **Balance-December 31, 2004** | | **$207,893** |
| Additions during the year: | | |
| New loan investments | $115,852 | |
| Securities reclassified to loan investments | 6,932 | |
| Deductions during the year: | | |
| Principal received | (20,372) | |
| Amortization of unearned discounts and premiums | (70) | |
| Loans sold | (11,858) | |
| **Balance-December 31, 2005** | | **$298,377** |
| Additions during the year: | | |
| New loan investments | $122,988 | |
| Deductions during the year: | | |
| Principal received | (69,196) | |
| Amortization of unearned discounts and premiums | (84) | |
| Loans sold | (78,000) | |
| **Balance-December 31, 2006** | | **$274,085** |
| Additions during the year: | | |
| New loan investments | $9,107 | |
| Deductions during the year: | | |
| Principal received | (12,961) | |
| Amortization of unearned discounts and premiums | (88) | |
| **Balance-December 31, 2007** | | **$270,143** |

## Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

## Item 9A. Controls and Procedures

***Evaluation of Disclosure Controls and Procedures***

We maintain disclosure controls and procedures (as defined under Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Pursuant to Rule 13a-15(b) under the Exchange Act, we carried out an evaluation, with the participation of management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective.

***Changes in Internal Controls***

There has been no change in our internal control over financial reporting during the quarter ended December 31, 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

***Management's Report on Internal Control over Financial Reporting***

Management's Annual Report on Internal Control over Financial Reporting immediately precedes Item 8. Financial Statements and Supplementary Data, and is incorporated herein by reference.

## Item 9B. Other Information

None.

# Part III.

## Item 10. Directors, Executive Officers and Corporate Governance

The information required by Item 10 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2008 annual meeting of stockholders.

Because our common stock is listed on the NYSE, Paul H. McDowell, our chief executive officer, certified to the NYSE on June 26, 2007, pursuant to Section 303A.12 of the NYSE's listing standards, that he was not aware of any violation by us of the NYSE's corporate governance listing standards as of that date. We also have filed as exhibits to this Annual Report on Form 10-K the certifications of our chief executive officer and our chief financial officer required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002.

## Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2008 annual meeting of stockholders.

## Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2008 annual meeting of stockholders.

## Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by Item 13 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2008 annual meeting of stockholders.

## Item 14. Principal Accounting Fees and Services

The information required by Item 14 is incorporated by reference herein to the information contained in our definitive proxy statement related to our 2008 annual meeting of stockholders.

# Part IV.

## Item 15. Exhibits and Financial Statement Schedules

***(a) and (c)***

The consolidated financial statements and supplementary data (including financial statement schedules) are included in this report under Item 8 of Part II hereof.

See the exhibit index included herein for a list of exhibits to this report.

***(b) Exhibits***

The following is a list of exhibits filed as part of this annual report on Form 10-K. Where so indicated, exhibits that were previously filed are incorporated by reference.

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 3.1 [1] | Articles of Amendment and Restatement of the registrant |
| 3.2 [2] | Articles of Amendment to Articles of Incorporation of the registrant |
| 3.3 [3] | Articles Supplementary Establishing the Rights and Preferences of the 8.125% Series A Cumulative Redeemable Preferred Stock of the registrant |
| 3.4 [1] | Amended and Restated Bylaws of the registrant |
| 3.5 [2] | First Amendment to Amended and Restated Bylaws of the registrant |
| 4.1 [1] | Form of Certificate evidencing the Common Stock, par value $0.01 per share, of the registrant |
| 4.2 [4] | Junior Subordinated Indenture between Caplease, LP and JPMorgan Chase Bank, National Association, as trustee, dated December 13, 2005 |
| 4.3 [4] | Amended and Restated Trust Agreement among Caplease, LP, JPMorgan Chase Bank, National Association, Chase Bank USA, National Association and the Administrative Trustees named therein, dated December 13, 2005 |
| 4.4 [5] | Indenture among the registrant, Caplease, LP, Caplease Debt Funding, LP, Caplease Services Corp., Caplease Credit LLC, and Deutsche Bank Trust Company Americas, as trustee (including form of 7.50% Convertible Senior Note due 2027) dated as of October 9, 2007 |
| 4.5 [6] | First Amended and Restated Limited Partnership Agreement of Caplease, LP dated June 13, 2006 |
| 10.1 [7] | Master Repurchase Agreement, dated September 22, 2004 between the registrant, Wachovia Bank, National Association, Caplease, LP and Certain Special-Purpose Entity Subsidiaries thereof |
| 10.2 [15] | Amendment No. 1 to Master Repurchase Agreement, dated as of August 16, 2005, by and between Caplease, LP, the registrant, Caplease Services Corp. and Wachovia Bank, National Association |
| 10.3 [21] | Amendment No. 9 to Master Repurchase Agreement, dated as of August 24, 2007, by and between Caplease, LP, the registrant, Caplease Services Corp., Caplease Debt Funding, LP and Wachovia Bank, National Association |
| 10.4 [8] | Promissory Note (Note A), dated October 28, 2004, of CLF 1000 Milwaukee Avenue LLC in favor of Wachovia Bank, National Association |
| 10.5 [9] | Promissory Note, dated December 9, 2004, of the registrant in favor of Wachovia Bank, National Association |
| 10.6 [12] | Promissory Note, dated February 25, 2005, of CLF Parsippany LLC in favor of Wachovia Bank, National Association |
| 10.7 [14] | Indenture, dated as of March 10, 2005, by and among Caplease CDO 2005-1, Ltd., Caplease CDO 2005-1 Corp., Caplease Investment Management, LLC and LaSalle Bank National Association |
| 10.8 [15] | Sales Agreement, dated as of August 15, 2005, between Cantor Fitzgerald & Co. and the registrant |
| 10.9 [15] | Sales Agreement, dated as of August 15, 2005, between Brinson Patrick Securities Corporation and the registrant |
| 10.10 [16] | Promissory Note, dated August 16, 2005, of CLF FBI Birmingham LLC in favor of Wachovia Bank, National Association |
| 10.11 [16] | Promissory Note, dated August 16, 2005, of CLF DEA Birmingham LLC in favor of Wachovia Bank, National Association |
| 10.12 [16] | Promissory Note, dated August 16, 2005, of CLF SSA Austin, LP in favor of Wachovia Bank, National Association |
| 10.13 [16] | Trust Indenture dated as of February 1, 2001 between Unified Government of Wyandotte County, Kansas City, Kansas, as issuer, and Security Bank of Kansas City, as trustee |

| EXHIBIT NO. | DESCRIPTION |
|---|---|
| 10.14 [16] | Lease dated as of February 1, 2001 between Unified Government of Wyandotte County, Kansas City, Kansas and Kansas EPA Laboratory, LLC |
| 10.15 [16] | Trust Indenture dated as of December 1, 2002 between Utah Tech Center, LLC, as issuer, and Security Bank of Kansas City, as trustee |
| 10.16 [16] | Promissory Note, dated as of September 9, 2005, of Caplease Credit LLC in favor of Wachovia Bank, National Association |
| 10.17 [16] | Promissory Note, dated as of September 28, 2005, of CLF Sylvan Way LLC in favor of Wachovia Bank, National Association |
| 10.18 [4] | Parent Guarantee Agreement between the registrant and JPMorgan Chase Bank, National Association, as guarantee trustee, dated December 13, 2005 |
| 10.19 [17] | Promissory Note, dated as of December 21, 2005, of CLF McCullough Drive Charlotte LLC and CLF Electric Road Roanoke LLC in favor of LaSalle Bank National Association |
| 10.20 [19] | Membership Interests Purchase Agreement dated as of March 14, 2007 between EntreCap Financial LLC and Caplease, LP |
| 10.21 [22] | Registration Rights Agreement, dated as of October 9, 2007, between the registrant and Deutsche Bank Securities Inc., as representative of the several initial purchasers of the convertible senior notes due 2027 |
| 10.22 [20] | Revolving Loan Agreement, dated as of July 17, 2007, by and among the registrant, PREFCO II Limited Partnership and Wachovia Bank, National Association |
| 10.23 [21] | Amendment No. 1 to Revolving Loan Agreement, dated as of August 24, 2007, by and among the registrant, PREFCO II Limited Partnership and Wachovia Bank, National Association |
| *10.24 [10] | Amended and Restated 2004 Stock Incentive Plan of the registrant (Effective June 14, 2006) |
| *10.25 [11] | Form of Non-Employee Director Restricted Stock Award Agreement |
| *10.26 [18] | Form of Executive Officer Restricted Stock Agreement |
| *10.27 [13] | Form of Employment Agreement between each of Paul H. McDowell, William R. Pollert, Shawn P. Seale and Robert C. Blanz and the registrant |
| *10.28 [24] | Amendment No. 1 to the Employment Agreement dated as of March 24, 2004 between Robert C. Blanz and the registrant, da February 13, 2007 |
| *10.29 [18] | Employment Agreement, dated as of February 13, 2007, between Paul Hughes and the registrant |
| *10.30 [23] | Summary of Compensation for the Chief Executive Officer and each of the Named Executive Officers for Fiscal 2008 |
| 12.1 | Computation of Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends |
| 21.1 | List of Subsidiaries |
| 23.1 | Consent of McGladrey & Pullen LLP |
| 31.1 | Certification of the Chief Executive Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.2 | Certification of the Chief Financial Officer required by Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | Certification of the Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 32.2 | Certification of the Chief Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |

* *Denotes compensatory plans or arrangement or management contracts required to be filed as exhibits to this Annual Report on Form 10-K.*

*(1) Incorporated by reference from the registrant's Amendment No. 4 to Registration Statement on Form S-11 filed with the Securities and Exchange Commission on March 8, 2004 (File No. 333-110644).*

*(2) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2007.*

*(3) Incorporated by reference from the registrant's Registration Statement on Form 8-A filed with the Securities and Exchange Commission on October 17, 2005.*

*(4) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2005.*

*(5) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007.*

*(6) Incorporated by reference from the registrant's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 14, 2008 (File No. 333-148649).*

*(7) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 24, 2004.*

*(8) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 3, 2004.*

*(9) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2004.*

*(10) Incorporated by reference from the registrant's Definitive Proxy Statement filed with the Securities and Exchange Commission on April 17, 2006.*

*(11) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on June 19, 2006.*

*(12) Incorporated by reference from the registrant's Current Report on Form 8-K/A filed with the Securities and Exchange Commission on March 3, 2005.*

*(13) Incorporated by reference from the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2005.*

*(14) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 16, 2005.*

*(15) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 17, 2005.*

*(16) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2005.*

*(17) Incorporated by reference from the registrant's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 16, 2006.*

*(18) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 20, 2007.*

*(19) Incorporated by reference from the registrant's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2007.*

*(20) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2007.*

*(21) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 29, 2007.*

*(22) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2007.*

*(23) Incorporated by reference from the registrant's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 15, 2008.*

*(24) This exhibit was originally furnished with a Form 8-K filed on February 20, 2007, and is being re-furnished with this Form 10-K to correct a typographical error in the previously furnished exhibit.*

# Part V.

## Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**CAPLEASE, INC.**
*Registrant*

*/s/Paul H. McDowell*
Paul H. McDowell
Chairman of the Board and Chief Executive Officer
March 4, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

*/s/Paul H. McDowell*
Paul H. McDowell
Chairman of the Board and
Chief Executive Officer
(Principal Executive Officer)
March 4, 2008

*/s/William R. Pollert*
William R. Pollert
President and Director
March 4, 2008

*/s/Shawn P. Seale*
Shawn P. Seale
Senior Vice President, Chief Financial
Officer and Treasurer
(Principal Financial Officer)
March 4, 2008

*/s/ John E. Warch*
John E. Warch
Senior Vice President and Chief
Accounting Officer
(Principal Accounting Officer)
March 4, 2008

*/s/Michael E. Gagliardi*
Michael E. Gagliardi
Director
March 4, 2008

*/s/Stanley Kreitman*
Stanley Kreitman
Director
March 4, 2008

*/s/Jeffrey F. Rogatz*
Jeffrey F. Rogatz
Director
March 4, 2008

*/s/Howard A. Silver*
Howard A. Silver
Director
March 4, 2008

# CORPORATE INFORMATION

## DIRECTORS

**Paul McDowell**
Chairman and
Chief Executive Officer
CapLease, Inc.

**William Pollert**
President
CapLease, Inc.

**Mike Gagliardi** (2, 3)
Managing Director
HSBC-Halbis

**Stanley Kreitman** (1, 2)
Senior Advisory Board Member
Signature Bank

**Jeff Rogatz** (1, 2, 3)
President
Ridgeway Capital LLC

**Howard Silver** (1, 3, 4)
Former Chief Executive Officer
President
Equity Inns, Inc.

(1) Audit Committee
(2) Compensation Committee
(3) Nominating and Corporate Governance Committee
(4) Lead Independent Director

## OFFICERS

**Paul McDowell**
Chairman and
Chief Executive Officer

**William Pollert**
President

**Shawn Seale**
Senior Vice President
Chief Financial Officer

**Robert Blanz**
Senior Vice President
Chief Investment Officer

**Paul Hughes**
General Counsel
Corporate Secretary

## INVESTOR RELATIONS

For help with questions about the Company, and to receive additional corporate information, please contact:
Brad Cohen
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018
tel: 212-217-6393

## HEADQUARTERS

**CapLease, Inc.**
1065 Avenue of the Americas
New York, NY 10018
tel: (212) 217-6300
fax: (212) 217-6301
www.caplease.com

## REGISTRAR AND TRANSFER AGENT

American Stock
Transfer & Trust Co.
59 Maiden Lane
Plaza Level
New York, NY 10038
(866) 668-6550
www.amstock.com

## CAPLEASE DRIP/DSP PLAN

CapLease maintains a dividend reinvestment and direct stock purchase plan.

For more information on the plan, *including a prospectus and* plan enrollment forms, please visit our transfer agent's website at www.amstock.com or call (866) 706-0513.

Cap

**CapLease, Inc.**
1065 Avenue of the Americas
New York, NY 10018
tel: (212) 217-6300
fax: (212) 217-6301
www.caplease.com

END